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DOVER CORPORATION

2021 PROXY



Notice of 2021 Annual Meeting of Shareholders

May 7, 2021
9:00 a.m. Central Time
Dover Corporation Headquarters
3005 Highland Parkway
Downers Grove, Illinois 60515

Dear Fellow Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders (the "Annual Meeting") of Dover Corporation ("Dover" or the "Company") at our headquarters on May 7, 2021 at 9:00 a.m., Central Time, to be held for the following purposes:

1. To elect ten directors.

2. To adopt the Dover Corporation 2021 Omnibus Incentive Plan.

3. To ratify the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for 2021.

4. To approve, on an advisory basis, named executive officer ("NEO") compensation.

5. To consider a shareholder proposal regarding the right to allow shareholders to act by written consent, if properly presented.

6. To consider such other business as may properly come before the Annual Meeting, including any adjournments or postponements thereof.

All holders of record at the close of business on March 10, 2021 are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof. **Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares as soon as possible.**

March 18, 2021

By authority of the Board of Directors,

Ivonne M. Cabrera
Secretary

TABLE OF CONTENTS

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

Annual Meeting Information

Date: May 7, 2021

Time: 9:00 a.m., Central Time

Record Date: March 10, 2021

Location: Dover Corporation Headquarters
3005 Highland Parkway
Downers Grove, Illinois 60515

For additional information about our Annual Meeting, please see "*General Information About the Annual Meeting*". We are first mailing this Notice of Annual Meeting and Proxy Statement beginning on or about March 18, 2021.

Items of Business

There are five proposals to be voted on at the Annual Meeting:

ITEM	Proposal	Board Voting Recommendation	Page Reference
ITEM 1	The election of ten nominees for director	**FOR each director nominee**	12
ITEM 2	The adoption of the Dover Corporation 2021 Omnibus Incentive Plan	**FOR**	37
ITEM 3	The ratification of the appointment of PwC as our independent registered public accounting firm for 2021	**FOR**	46
ITEM 4	An advisory resolution to approve NEO compensation	**FOR**	85
ITEM 5	A shareholder proposal regarding the right to allow shareholders to act by written consent, if properly presented	**AGAINST**	86

How to Submit Your Proxy

Even if you plan to attend the Annual Meeting in person, please submit your proxy as soon as possible using one of the following methods:

- Via **internet** by visiting www.proxyvote.com
- Via **telephone** by calling 1-800-690-6903
- Via **mail** by marking, signing and dating your proxy card or voting instruction form (if you received proxy materials by mail) and returning it to the address listed therein

Company Overview

Dover is a diversified global manufacturer and solutions provider delivering innovative equipment and components, consumable supplies, aftermarket parts, software and digital solutions, and support services through five operating segments: Engineered Products, Fueling Solutions, Imaging & Identification, Pumps & Process Solutions, and Refrigeration & Food Equipment. We combine global scale, operational agility, world-class engineering capability, and customer intimacy to lead the markets we serve. Recognized for our entrepreneurial approach for over 60 years, our team of over 23,000 employees takes an ownership mindset, collaborating with customers to redefine what's possible.


DOVER
Engineered Products
Fueling Solutions
Imaging & Identification
Pumps & Process Solutions
Refrigeration & Food Equipment
TWG
DOVER FUELING SOLUTIONS
OPW
DOVER DIGITAL PRINTING
markem-imaje
DOVER PRECISION COMPONENTS
CPC
MAAG
PSG
DOVER FOOD RETAIL
SWEP
Belvac
unified brands

Management Philosophy

- **Our executive management team** is committed to steadily creating shareholder value through a combination of sustained long-term profitable growth, operational excellence, superior free cash flow generation, and productive capital re-deployment while adhering to a conservative financial policy.
- **Our businesses** seek to be leaders in a diverse set of growing markets where customers are loyal to trusted partners and suppliers, and value product performance and differentiation driven by superior engineering, manufacturing precision, total solution development, and excellent supply chain performance.
- **Our companies** are long-time leaders in their respective markets and are known for their innovation, engineering capability, and customer service excellence.
- **Our operating structure** of five business segments allows for differentiated acquisition focus consistent with our portfolio and capital allocation priorities and presents opportunities to identify and capture operating synergies, such as global sourcing and supply chain integration, shared services, and manufacturing practices, and further advances the development of our executive talent.
- **Our executive management team** sets strategic direction, initiatives and goals, provides oversight of strategy execution and achievement of these goals for our business segments, and with oversight from our Board of Directors (our "Board"), makes capital allocation decisions, including organic investment initiatives, major capital projects, acquisitions, and the return of capital to our shareholders.
- **Our operating culture** fosters high ethical and performance standards, values accountability, rigor, trust, inclusion, respect, and open communications, and is designed to encourage individual growth and operational effectiveness.
- Our **sustainable business practices** protect the environment, and we are committed to developing products that help our customers meet their sustainability goals.

Company Goals

We are committed to driving superior shareholder return through three key tenets of our corporate strategy.



1. We are committed to **achieving organic sales growth above global gross domestic product growth (GDP+ or 3% to 5% annually on average) over a long-term business cycle**, absent prolonged adverse economic conditions, complemented by **growth through strategic acquisitions**.
2. We are focused on **improving returns on capital, as well as segment and corporate earnings margins** by enhancing our operational capabilities and making investments across the organization in software and digital applications, operations management, information technology, shared services, and talent. We also focus on continuous, effective cost management and productivity initiatives, including automation and digitally-supported manufacturing, supply chain optimization, restructuring activities, improved footprint utilization, strategic pricing, and portfolio management.
3. We aim to generate **strong and growing free cash flow and earnings per share ("EPS")** through strong earnings performance, productivity improvements, and active working capital management.





We support achievement of these goals by aligning management compensation with strategic and financial objectives, actively managing our portfolio to increase enterprise scale, improve business mix over time, and pursuing acquisitions that fit the characteristics of an ideal Dover business, and investing in talent development programs.

2020 Financial Results

In 2020, we delivered solid results and demonstrated the resiliency of our diverse portfolio as we navigated the economic and operational challenges presented by the COVID-19 pandemic.

US GAAP from continuing operations	**FY2020**	**FY2019**	**Δ**
Revenue ($M)	6,684	7,136	(6)%
Net earnings ($M)[1]	683	678	1%
Diluted EPS ($)	4.70	4.61	2%
Non-GAAP[2] from continuing operations			
Organic revenue change			(7)%
Adjusted net earnings ($M)[3]	824	872	(5)%
Adjusted diluted EPS ($)	5.67	5.93	(4)%

[1]Full year 2020 and 2019 net earnings include rightsizing and other costs of $40.7 million and $25.4 million, respectively. Full year 2020 also includes a $3.9 million non-cash gain on the sale of the Chino, California branch of The AMS Group ("AMS Chino"), and full year 2019 includes a $46.9 million non-cash loss on assets held for sale related to Finder Pompe S.R.L. ("Finder"), as well as a $18.4 million loss on extinguishment of debt.

[2]Definitions and reconciliations of non-GAAP measures are included at the end of this proxy statement.

[3]Full year 2020 and 2019 adjusted net earnings exclude acquisition-related amortization costs of $104.1 million and $103.6 million, respectively, and rightsizing and other costs of $40.7 million and $25.4 million, respectively. Full year 2020 also excludes a $3.9 million non-cash gain on the sale of AMS Chino, and full year 2019 excludes a $46.9 million non-cash loss on assets held for sale related to Finder as well as a $18.4 million loss on extinguishment of debt.

2020 Performance Overview

Response to COVID-19	• Early in 2020, we mobilized a **central crisis response team to proactively manage the impact of the COVID-19 pandemic** on our businesses.
	
	  - The response team made **extraordinary efforts to continuously monitor and respond to evolving health and safety considerations, operational challenges, and other critical impacts** across our portfolio while **continuing to execute on our strategy**.
	
	• We implemented **centralized response protocols** across our facilities with a **primary focus on ensuring the health and safety of our employees**.
	
	  - Our operations team modified practices at each of our locations to adhere to guidance from the Centers for Disease Control and Prevention and local health and governmental authorities around the world with respect to **social distancing, personal protective equipment and sanitization, and restricted the number of employees permitted in common areas at any given time**.
	
	• We are a **supplier into many essential operations in our communities** such as food packaging and food retail, retail fueling, and waste removal, among others. We also provide equipment and components used in producing ventilators and hospital beds, for sanitization, and in medical research and in the development of vaccines and other biopharmaceutical therapies. We have throughout the pandemic **felt a sense of responsibility to remain operational to support these essential operations**.

Diverse & Resilient Portfolio	• Our transformed **portfolio with balanced end market and geographic exposure** proved to be an important asset in 2020 and **helped limit the extent of revenue decline despite the impact of the pandemic-driven global recession.**
Operational Excellence and Return on Invested Capital	• We continued to execute on our **broad-based multi-year efficiency and margin expansion program**, designed to reduce our selling, general and administrative cost base and rationalize our manufacturing and supply chain footprint across the portfolio. • Current margin expansion initiatives are focused on our four core enterprise capabilities. - We are continuing to (1) leverage our **Digital Labs team to improve our digital capabilities**, (2) improve **utilization and optimization of our manufacturing footprint through centralized resources and investment**, (3) further **centralize shared services** under Dover Business Services, and (4) invest in our India Innovation Center shared services with a focus on **engineering capabilities**.

2020 Performance Overview, cont.

Disciplined Capital Allocation	• Our **balance sheet strength and history of prudent capital allocation** allowed us to remain flexible during the market dislocation caused by the COVID-19 pandemic. - In light of high levels of volatility in the commercial paper market in early-to-mid-March 2020, we established a new $450 million 364-day revolving credit facility in the second quarter. We subsequently resumed borrowing commercial paper when the market stabilized and did not undertake any borrowings under the new facility, which we terminated in the fourth quarter. • We made **six strategic bolt-on acquisitions** for an aggregate consideration of $335.8 million, net of cash acquired, that enhance our businesses **with new capabilities and attractive end-market exposures**. • We continued our **history of providing regular capital returns to shareholders** by increasing our quarterly dividend, marking our **65th consecutive year of dividend increases**. • While we suspended share repurchases during the second quarter due to business uncertainty related to COVID-19, we lifted the suspension in the third quarter. In total, we completed **$106.3 million of opportunistic share repurchases in 2020**.
Cash Flow Generation	• We **generated free cash flow**[1] of $939 million, representing 14.1% of revenue and 137.4% of net earnings as a result of **broad-based cost-control efforts and proactive working capital management**. • We **maintained positive free cash flow** through the disruption caused by the COVID-19 pandemic by proactively managing our working capital and reducing our capital spending for the year, without deferring strategic ongoing initiatives. We reduced discretionary spend and other costs to align with current demand levels in order **to support free cash flow generation**.
ESG Initiative	• We made **significant progress implementing our three-year plan** to expand the scope and robustness of our environmental, social, and governance ("ESG") practices and disclosures. - We **launched a significantly refreshed ESG webpage** and began disclosing using the **Sustainability Accounting Standards Board ("SASB") reporting framework** and **reporting on key Global Reporting Initiative ("GRI") indicators** in order to improve transparency of our ESG-related disclosures and underlying business practices. • We **met our publicly stated 2020 greenhouse gas (GHG) and energy reduction goals ahead of schedule** and we are committed to renewing these goals and continually improving our performance in other ESG priority areas.

[1] *Definitions and reconciliations of non-GAAP measures are included at the end of this proxy statement.*

Total Shareholder Return

In 2020, we continued our long track record of delivering superior value-creation to our shareholders.



1)   Source: S&P Capital IQ; end date for returns periods is December 31, 2020.

2)   Annualized Total Shareholder Return including dividends and spin-offs. Fortive Corporation went public in July 2016 and Xylem, Inc. went public in Oct 2011; stocks are excluded from periods prior to go public dates. Ingersoll-Rand PLC data reflects total shareholder return ("TSR") pre-merger with Gardner Denver Holdings, Inc.

Governance Highlights

Our Board is committed to sound governance practices designed to promote the long-term interests of shareholders and strengthen Board and management accountability. Highlights include:

BOARD OF DIRECTORS	GOVERNANCE HIGHLIGHTS
✓ Separate independent Chair and Chief Executive Officer ("CEO") roles	✓ In 2019, achieved removal of all remaining supermajority voting provisions in our charter
✓ In 2020, adopted a diversity search policy for external director and CEO searches conducted by third-party search firms	✓ In February 2020, reduced ownership threshold required to call a special meeting of shareholders to 15% from 25%
✓ All directors are independent, other than the CEO	✓ Finance Committee established in 2018
✓ Annual election of directors	✓ Proxy access right at 3%/3 years/2 or 20% of Board/20 shareholder aggregation allowance
✓ Majority voting for directors and director resignation policy in uncontested elections	✓ Strong share retention guidelines for directors and executive officers
✓ Comprehensive annual individual evaluations of one-third of the directors	✓ Executive compensation driven by pay-for-performance philosophy
✓ Regular executive sessions of independent directors	✓ Executive officers not permitted to hedge or pledge company shares
✓ Robust succession planning	

Board Refreshment

Our Governance and Nominating Committee maintains a thoughtful and active refreshment process to identify independent directors with skill sets that enhance the composition of our Board, support our growth and strategy, and enable effective oversight. In February 2021, our Board welcomed Deborah L. DeHaas as a director and appointed her to our Audit Committee. Ms. DeHaas recently retired as a Vice Chairman at Deloitte, where she held numerous leadership roles, including as Managing Partner of the Center for Board Effectiveness, as the Firm's first Chief Inclusion Officer, and as a member of the Deloitte U.S. Board as well as the U.S. Executive Committee. She currently serves as the CEO of the Corporate Leadership Center and as a director of the SASB Foundation Board and a member of its Executive Committee. Ms. DeHaas has significant leadership, financial, risk management, human capital, and corporate governance expertise. Her wealth of experience further enhances the composition of our Board and enables continued successful oversight of our efforts to drive shareholder value.

Shareholder Engagement

In 2020, we continued our focus on regularly engaging with shareholders to understand their perspectives on a variety of topics. We reached out to holders of over approximately 59% of our shares outstanding, and engaged with governance professionals and/or portfolio managers at investors holding approximately 31% of our shares outstanding. During these discussions, we discussed many key topics, including our response to managing through the COVID-19 pandemic, our commitment to diversity and inclusion, recent significant enhancements to our ESG program and disclosures, our executive compensation program, and our corporate governance practices. Investors continued to express broad support for our governance structures and executive compensation program, including the changes implemented in early 2020 in response to shareholder feedback, and shared their views on matters related to shareholder rights and our independent, well-qualified Board. Further, investors highlighted the importance of continuing our ongoing engagement with them in the future on long-term corporate strategy and ESG initiatives. For more detailed information regarding these discussions, please see "Shareholder Engagement and History of Board Responsiveness" on page 32.

Executive Compensation

Our compensation program for executive officers is designed to emphasize performance-based compensation in alignment with our business strategy.

2020 Executive Compensation

The following table summarizes pay mix for our CEO and other NEOs, which is highly performance-based.



2020 TARGET CEO PAY MIX

Base Salary 11%
Long Term - RSUs 14%
Annual Incentives 17%
Long Term - SSARs 29%
Long Term - Perf. Shares 29%
Performance Based 75%



2020 TARGET OTHER NEO PAY MIX

Base Salary 29%
Long Term - RSUs 10%
Annual Incentives 23%
Long Term - SSARs 19%
Long Term - Perf. Shares 19%
Performance Based 61%

EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

✓ Pay-for-performance philosophy — a substantial majority of NEO pay is performance-based and tied to Dover's stock price performance

✓ Significant portion of long-term compensation is performance-based, with long-term incentives vesting over three years subject to rigorous three-year performance period

✓ Strong share ownership guidelines for NEOs

✓ Equity awards with anti-hedging and anti-pledging provisions

✓ Investors provided with clear disclosure regarding the individual strategic objectives and financial metrics in our Executive Officer Annual Incentive Plan ("AIP")

✓ ESG oversight incorporated into our CEO's individual strategic objectives in the AIP

✓ Robust clawback structure

Director Nominees

Our Governance and Nominating Committee maintains an active and engaged Board through a robust refreshment process, which focuses on ensuring our Board has a diverse skill set that benefits from both the industry- and company-specific knowledge of our longer-tenured directors, as well as the fresh perspectives brought by our newer directors.

	NAME	OCCUPATION	INDEPENDENT	COMMITTEES MEMBERSHIPS*	OTHER PUBLIC COMPANY BOARDS
	Deborah L. DeHaas Age: 61 Director Since: 2021	CEO of the Corporate Leadership Center; Former Vice Chairman of Deloitte and Managing Partner of the Center for Board Effectiveness	✓	A	0
	H. John Gilbertson, Jr. Age: 64 Director Since: 2018	Retired Managing Director at Goldman Sachs	✓	A, F	1
	Kristiane C. Graham Age: 63 Director Since: 1999	Private Investor	✓	C, G	0
	Michael F. Johnston *Chair of the Board* Age: 73 Director Since: 2013	Retired CEO of Visteon Corporation	✓	C, G	1
	Eric A. Spiegel Age: 63 Director Since: 2017	Former President and CEO of Siemens USA; Special Advisor at Brighton Park Capital	✓	A, F (Chair)	0
	Richard J. Tobin Age: 57 Director Since: 2016	President and CEO of Dover	No (CEO of Dover)	—	0
	Stephen M. Todd Age: 73 Director Since: 2010	Former Global Vice Chairman of Assurance Professional Practice of Ernst & Young Global Limited	✓	A (Chair)	1
	Stephen K. Wagner Age: 73 Director Since: 2010	Former Senior Adviser, Center for Corporate Governance, Deloitte & Touche LLP	✓	A, G (Chair)	1
	Keith E. Wandell Age: 71 Director Since: 2015	Former President and CEO of Harley-Davidson, Inc.	✓	C (Chair), F	1
	Mary A. Winston Age: 59 Director Since: 2005	President of WinsCo Enterprises Inc.; Former Executive Vice President and Chief Financial Officer ("CFO") of Family Dollar Stores, Inc.	✓	C, F	3

*A = Audit Committee; C = Compensation Committee; G = Governance and Nominating Committee; F = Finance Committee

Board Composition

Our Board has the following composition:



Independence

Non-Independent
1 Director

Independent
9 Directors

Tenure

0-5 Years
5 Directors

6-10 Years
3 Directors

10+ Years
2 Directors

Age

60-69 years
4 Directors

70+ years
4 Directors

<60 years
2 Directors

3 out of our 10 directors are female, and 1 is <u>ethnically diverse</u>

Proposal 1 — Election of Directors

Criteria for Director Nominees

The Board seeks to recommend qualified director nominees who, in the opinion of the Board, demonstrate the highest personal and professional integrity as well as exceptional ability and judgment, who can serve as a sounding board for our CEO on planning and policy, and who will be most effective, together with the other nominees to the Board, in collectively serving the long-term interests of all our shareholders.

Key areas of expertise for director nominees, which are reflected in our current director nominees, include:

✓	*Strategic M&A*	Experience with international acquisitions, post-merger integration, and portfolio restructuring
✓	*Global Operations & Management*	Experience with cross-border transactions, global market entry and expansion, and implementation of operational efficiency
✓	*Capital Markets Expertise*	Experience with capital markets and complex financing transactions
✓	*Strategy Development & Execution*	Experience with diversified manufacturing in many of the markets and product areas relevant to Dover's businesses
✓	*Risk Management Expertise*	Experience evaluating risk management policies and procedures
✓	*Audit & Corporate Governance Matters*	Experience with assurance and audit, regulation, and financial reporting
✓	*Human Capital Management*	Experience attracting, developing and retaining talent and building strong cultures
✓	*Sustainability*	Experience creating long-term value by embracing opportunities and managing risks deriving from ESG developments
✓	*Executive Leadership Experience*	Leadership experience as former CEOs and CFOs of global public companies

Diversity. In considering diversity in selecting director nominees, the Governance and Nominating Committee gives weight to the extent to which candidates would increase the effectiveness of the Board by broadening the mix of experience, knowledge, backgrounds, skills, ages, and tenures represented among its members. In 2020, our Board adopted a policy reflected in our Corporate Governance Guidelines requiring that the initial list of potential director and external CEO candidates presented by third-party search firms include qualified candidates who reflect diverse backgrounds, including diversity of gender and race or ethnicity. Our Board believes that diverse perspectives enhance its decision-making and contribute to the success of Dover.

Skills Aligned with Dover's Strategy. The Governance and Nominating Committee also considers our current Board composition and the projected retirement date of current directors, as well as such other factors it may deem to be in the best interests of Dover and its shareholders, including a director nominee's leadership and operating experience (particularly as a CEO), financial and investment expertise, and strategic planning experience.

PROPOSAL 1 — ELECTION OF DIRECTORS

Independence & Depth of Experience. The Board prefers nominees to be independent but believes it is desirable to have our CEO on the Board as a representative of current management. Given the global reach and broad array of the types of businesses operated by Dover, the Governance and Nominating Committee highly values director nominees with multi-industry and multi-geographic experience.

Director Nomination Process

Whenever the Governance and Nominating Committee concludes that a new nominee to our Board is required or advisable, it will consider recommendations from directors, management, shareholders and, if it deems appropriate, consultants retained for that purpose. In such circumstances, it will evaluate individuals recommended by shareholders in the same manner as nominees recommended from other sources.

Shareholder Nominations for Director

Shareholders who wish to recommend an individual for nomination should send that person's name and supporting information to the Governance and Nominating Committee, in care of the Corporate Secretary at our principal executive offices, 3005 Highland Parkway, Downers Grove, Illinois, 60515, or through our communications coordinator. Shareholders who wish to directly nominate an individual for election as a director, without going through the Governance and Nominating Committee, must comply with the procedures in our by-laws. Please see "*General Information About the Annual Meeting*" for nomination deadlines.

Proxy Access Shareholder Right

Following extensive engagement with our shareholders, our Board determined to adopt proxy access in February 2016, permitting a shareholder or group of up to 20 shareholders holding 3% of our outstanding shares of common stock for at least three years to nominate a number of directors constituting the greater of two directors or 20% of the number of directors on our Board, as set forth in detail in our by-laws.

2021 Director Nominees

There are ten nominees for election to our Board at this Annual Meeting, each to serve until the next annual meeting of shareholders or his or her earlier removal, resignation or retirement. All of the nominees currently serve on our Board and are being proposed for re-election by our Board.

If any nominee for election becomes unavailable or unwilling to serve as a director before the Annual Meeting, an event which we do not anticipate, the persons named as proxies will vote for a substitute nominee or nominees as may be designated by our Board, or the Board may reduce the number of directors. Directors will be elected by a majority of the votes cast in connection with their election.



Deborah L. DeHaas

Independent Director Nominee
Age: 61
Director since 2021
Committees Served: Audit

Business Experience: CEO of the Corporate Leadership Center, a non-profit leadership development forum (since 2020); former Vice Chairman and National Managing Partner of the Center for Board Effectiveness at Deloitte & Touche LLP, an audit, financial advisory, tax and consulting firm (2017 to 2020); former Vice Chairman and Managing Partner of the Center for Corporate Governance at Deloitte (2014 to 2017); former member of the Deloitte U.S. Executive Committee (2015 to 2018); former Vice Chairman and Chief Inclusion Officer at Deloitte (2012 to 2018); former member of the Deloitte U.S. Board of Directors (2008 to 2015); former Vice Chairman and Central Region Managing Partner (2011 to 2013); former Vice Chairman and Midwest Regional Managing Partner (2004 to 2011); former Regional Managing Partner, Strategic Clients (2002 to 2004); and former positions of increasing responsibility at Arthur Andersen, an audit, financial advisory, tax and consulting firm (1981 to 2002), most recently as Managing Partner & Business Advisory Assurance, Central Region.

Skills and Qualifications:

- Ms. DeHaas brings significant leadership, financial and corporate governance expertise garnered from her nearly 40 years of experience at major audit, assurance and consulting firms.

- Ms. DeHaas is a certified public accountant ("CPA") and has extensive experience with financial, accounting, internal controls, and enterprise risk management matters through serving large, global public companies which makes her a valuable resource to the Board and the Audit Committee.

- She has deep expertise on governance, both as a topic and discipline, developed during her career at Deloitte, where she served as the National Managing Partner of the Center for Board Effectiveness, Managing Partner of the Center for Corporate Governance and as a member of the Deloitte US Board. She currently serves as the CEO of Corporate Leadership Center.

- As a director of the SASB Foundation Board and member of its Executive Committee, she contributes valuable and well-informed insights on a variety of ESG matters.

- Ms. DeHaas also brings experience and perspective on matters regarding human capital and culture, including diversity and inclusion, having served as Deloitte's first Chief Inclusion Officer.

- Ms. DeHaas holds a bachelor's degree in management science and accounting from Duke University. She has been included in the National Association of Corporate Directors ("NACD") Directorship 100 from 2015-2020, recognizing influential leaders in corporate governance and is also an NACD Board Leadership Fellow.

PROPOSAL 1 — ELECTION OF DIRECTORS



H. John Gilbertson, Jr.

Independent Director Nominee
Age: 64
Director since 2018
Committees Served: Audit, Finance

Business Experience: Retired Managing Director (1997 to 2012) at Goldman Sachs, a global investment banking, securities and investment management firm; also served as Advisory Director (2013 to 2015), and Partner-in-Charge, Midwest Region Investment Banking Services (2001 to 2010); prior thereto, various positions within Goldman Sachs (since 1987, except where noted). Mr. Gilbertson previously served as Managing Director at Travelers Group Inc. (1995), a financial services company; Associate, Mergers and Acquisitions at Morgan Stanley & Co. Incorporated (1985 to 1987), a financial services firm; Consultant, Corporate Strategy at Bain & Company (1982 to 1985), a management consulting firm; Assistant Treasurer, Corporate Banking at Chase Manhattan Bank (1979 to 1981), a commercial bank; and News Reporter at The Providence Journal Company (1978), a metropolitan daily newspaper.

Other Board Experience: Director and Chair of Audit Committee of Meijer, Inc. ("Meijer") and Director of AAR Corp.

Skills and Qualifications:

- Mr. Gilbertson has extensive experience in corporate finance, capital markets, and mergers and acquisitions, and the insights he gained as an advisor to clients across a broad range of industries bring valuable perspective to our Board.

- Throughout his career, Mr. Gilbertson has served as a strategic and financial advisor to his clients, forming deep relationships with companies in a range of industries including Baxter International, Walgreens, The Boeing Company, W.W. Grainger, Inc. and Exelon Corporation.

- He has nearly four decades of experience in the professional and financial services industry, starting his career with Chase Manhattan Bank, then working at Bain & Company, where he lived abroad and served in a corporate strategy consulting role, next joining Morgan Stanley in mergers and acquisitions, and finally at Goldman Sachs, where he helped expand the Midwestern practice.

- His deep expertise in financial management, coupled with his analytical and collaborative mindset, allow him to make invaluable contributions to our Board as it focuses on delivering greater returns from our businesses, funding investments to drive profitable growth, and enhancing shareholder value.

- Mr. Gilbertson has a strong background in senior leadership development, succession planning, and organizational culture development, gained from his time at Goldman Sachs and his service as a director at Meijer, and has first-hand experience assisting in onboarding new CEOs.

- He also brings to the Board considerable expertise in financial risk oversight and capital allocation.

- He earned a bachelor's degree in political economy from Dartmouth College and an MBA from Harvard University.

PROPOSAL 1 — ELECTION OF DIRECTORS



Kristiane C. Graham

Independent Director Nominee
Age: 63
Director since 1999
Committees Served: Compensation, Governance and Nominating

Business Experience: Private Investor.

Skills and Qualifications:

- Ms. Graham's experience as a private investor with substantial holdings of Dover stock and her shared interests in Dover, including interests through charitable organizations of which she is a director, makes her a good surrogate for our individual and retail investors.

- Ms. Graham also has past experience with a commercial bank, primarily as a loan officer. She founded and operated an advisory company and a publication regarding international thoroughbred racing and now co-manages her family's investments.

- Ms. Graham actively works with and has served on the boards of various organizations to support the objectives of local communities, affordable housing, education, and health. She currently serves on the Board of Directors for the Walter N. Ridley Scholarship Fund at the University of Virginia. She serves as an Emeritus Trustee of the College Foundation of the University of Virginia and has previously served on the Advisory Board of the University of Virginia School of Nursing.

- Ms. Graham brings valuable insights on the development of our policies and strategies relating to talent, leadership, and culture, with a focus on diversity and inclusion. During her time on the Board, she has devoted substantial time to monitoring the development of Dover operating company leaders, enabling her to provide the Board valuable insights regarding management succession.

- As a member of one of the founding families of Dover, Ms. Graham also brings to the Board a sense of Dover's historical values, culture and strategic vision which the Board believes is beneficial as it considers various strategic planning alternatives for shaping Dover's future.

PROPOSAL 1 — ELECTION OF DIRECTORS



Michael F. Johnston

Independent Board Chair; Independent Director Nominee
Age: 73
Director since 2013
Committees Served: Compensation, Governance and Nominating

Business Experience: Former CEO (from 2004 to 2008) and President and Chief Operating Officer (from 2000 to 2004) of Visteon Corporation, an automotive components supplier; former President of North America/Asia Pacific, Automotive Systems Group (from 1999 to 2000), President of Americas Automotive Group (from 1997 to 1999), and other senior management positions at Johnson Controls, Inc., an automotive and building services company.

Other Board Experience: Director of Armstrong Flooring, Inc. Former Chairman and Director of Visteon Corporation. Former Director of Armstrong World Industries, Flowserve Corporation, and Whirlpool Corporation.

Skills and Qualifications:

- Mr. Johnston brings to the Board industry insight, financial expertise and leadership experience garnered from his 17 years on the boards of global companies.

- During his career, he has served as CEO of an $18 billion global manufacturer, and has been a lead Director and Chair of other major public companies.

- Mr. Johnston also brings valuable corporate governance perspectives from his prior board service, while his operations experience has helped him gain knowledge and a deep understanding in manufacturing, design, innovation, engineering, accounting and finance and capital structure.

- In addition, he has nearly 20 years of experience in building businesses in emerging economies.

- Mr. Johnston holds a bachelor's degree in industrial management from the University of Massachusetts and an MBA from Michigan State University.

PROPOSAL 1 — ELECTION OF DIRECTORS



Eric A. Spiegel

Independent Director Nominee
Age: 63
Director since 2017
Committees Served: Audit, Finance *(Chair)*

Business Experience: Special Advisor at Brighton Park Capital, a private equity firm, where he supports the firm's sector investment teams and portfolio companies by providing strategic counsel on industry trends and growth strategies. Former President and CEO (from 2010 to 2016) of Siemens USA, a global business focusing on the areas of electrification, automation and digitalization; former Managing Partner, Global Energy, Chemicals, and Power, and Managing Partner, Washington, D.C. office, and other roles at Booz & Company, Inc. (now known as Strategy&) and Booz Allen Hamilton, Inc., global consulting firms (1986 to 2010); former Associate, Energy and Industrials Practice, at Temple, Barker & Sloane, Inc., a management consulting firm (now known as Oliver Wyman) (1984 to 1985; 1980 to 1982); former Marketing and Strategy Manager at Brown Boveri & Cie (now known as ABB), a Swiss group of electrical engineering companies (1982 to 1984). In connection with his position at Brighton Park Capital, Mr. Spiegel serves as Chair of Relatient, Inc., a patient-engagement software company serving healthcare providers.

Other Board Experience: Director and Audit Committee Chair of Liberty Mutual Holding Company, Inc.

Skills and Qualifications:

- Mr. Spiegel is an experienced business leader with diversified, global experience who brings deep and valuable expertise in strategy development, corporate restructuring, portfolio management and M&A to our Board.

- He has over 35 years of experience working with large, global companies in the energy and industrial markets, mostly recently as President and CEO of Siemens USA. At Siemens, he led strategic reviews across a portfolio of ~45 businesses in the company's largest market with over $22 billion in revenue, 50,000 employees and over 60 manufacturing facilities. During that time, he led the acquisition, divestiture, joint venture and carve-out of over 30 business units and segments. He also executed Siemens' "Vision 2020" initiative to optimize growth and margins in the U.S., across all sectors.

- Prior to Siemens, Mr. Spiegel was a global consultant at Booz Allen Hamilton focused on complex organizations in the energy, power, chemical, water, industrial and automotive fields. At Booz, he lived, and worked with major energy clients, in Asia, the Middle East, Europe, and Latin America on projects around corporate strategy, M&A, major capital projects, cost restructuring, margin enhancement and supply chain re-design and was also closely involved with the government sector.

- An expert on the global energy industry, Mr. Spiegel co-authored the book *Energy Shift: Game-changing Options for Fueling the Future.*

- He holds a bachelor's degree in economics from Harvard University and an MBA from the Tuck School of Business at Dartmouth College.

PROPOSAL 1 — ELECTION OF DIRECTORS

 **_Richard J. Tobin_**

Chief Executive Officer
Age: 57
Director since 2016
Committee Served: None

Business Experience: President and CEO of Dover (since 2018): former CEO (2013 to 2018) of CNH Industrial NV ("CNH Industrial"), a global manufacturer of agricultural and construction equipment, trucks, commercial vehicles, buses, specialty vehicles and powertrain applications; former Group Chief Operating Officer of Fiat Industrial S.p.A., a global capital goods manufacturer, and former President and CEO (each from 2012 to 2013) of CNH Global NV, a multinational manufacturer of agricultural and construction equipment; former CFO of CNH Global NV (2010 to 2012); former Chief Finance Officer & Head of Information Technology (2004 to 2010) of SGS Group, a multinational provider of inspection, verification, testing and certification services; and former Chief Operating Officer for North America (2002 to 2004) of SGS Group.

Skills and Qualifications:

- Mr. Tobin is Dover's current CEO. The Board believes it is desirable to have one active management representative on the Board to facilitate its access to timely and relevant information and its oversight of management's long-term strategy, planning, and performance.

- He has a broad range of industry and functional experiences acquired through regional and global leadership positions of significant responsibility and scope.

- He is the former CEO of CNH Industrial, a complex international industrial company, where he led efforts to increase efficiencies, innovate through new technologies, expand geographically, and maximize the company's portfolio of businesses.

- Mr. Tobin gained extensive experience in international finance, operations, management, and information technology in his prior roles as CFO of CNH Global NV and Chief Finance Officer & Head of Information Technology at SGS Group.

- He has developed deep expertise with global capital markets through his international finance leadership roles.

- Prior to beginning his business career, Mr. Tobin was an officer in the United States Army.

- He is a member of the Board of Trustees of the John G. Shedd Aquarium in Chicago. He formerly served on the U.S. Chamber of Commerce Board of Directors, and is a former member of the Business Roundtable. Mr. Tobin holds a bachelor of arts from Norwich University and an MBA from Drexel University.

PROPOSAL 1 — ELECTION OF DIRECTORS



Stephen M. Todd

Independent Director Nominee
Age: 73
Director since 2010
Committee Served: Audit *(Chair)*

Business Experience: Former Global Vice Chairman (from 2003 to 2010) of Assurance Professional Practice of Ernst & Young Global Limited, London, UK, an assurance, tax, transaction and advisory services firm; and prior thereto, various positions with Ernst & Young (since 1971).

Other Board Experience: Director and Audit Committee member of ChampionX Corporation (formerly known as Apergy Corporation ("Apergy")). Former member of the Board of Trustees of PNC Funds (registered management investment company).

Skills and Qualifications:

- Mr. Todd's experience in the accounting profession makes him a valuable resource for the Board and Audit Committee.

- Mr. Todd brings to the Board significant financial experience in both domestic and international business following a 40-year career at Ernst & Young where he specialized in assurance and audit.

- Mr. Todd developed and directed Ernst & Young's Global Capital Markets Centers, which provide accounting, regulatory, internal control and financial reporting services to multinational companies in connection with cross-border debt and equity securities transactions and acquisitions, making him well suited to advise the Board on capital allocation decisions, financing alternatives, and acquisition activities.

- His experience, especially his years as Global Vice Chairman of Ernst & Young Global Limited's Assurance Professional Practice and as audit partner for several multinational companies, gives him unique insights into accounting and financial issues relevant to multinational companies like Dover, and he brings the perspective of an outside auditor to the Audit Committee.

PROPOSAL 1 — ELECTION OF DIRECTORS



Stephen K. Wagner

Independent Director Nominee
Age: 73
Director since 2010
Committees Served: Audit, Governance and Nominating *(Chair)*

Business Experience: Former Senior Advisor, Center for Corporate Governance, of Deloitte & Touche LLP, an audit, financial advisory, tax and consulting firm (from 2009 to 2011); Managing Partner, Center for Corporate Governance, of Deloitte (from 2005 to 2009); Deputy Managing Partner, Innovation, Audit and Enterprise Risk, United States, of Deloitte (from 2002 to 2007); and Co-Leader, Sarbanes-Oxley Services, of Deloitte (from 2002 to 2005).

Other Board Experience: Director and Audit Committee member of ChampionX Corporation (formerly known as Apergy Corporation)

Skills and Qualifications:

- Mr. Wagner's over 30 years of experience in accounting make him a valuable resource for the Board and the Audit Committee.

- His work with Sarbanes-Oxley and other corporate governance regulations, including his years as Managing Partner at Deloitte & Touche's Center for Corporate Governance, makes him well suited to advise the Board on financial, auditing and finance-related corporate governance matters as well as risk management.

- Mr. Wagner is an expert in risk oversight and co-authored a book on risk management entitled *Surviving and Thriving in Uncertainty: Creating the Risk Intelligent Enterprise*.

- He brings to the Board an outside auditor's perspective on matters involving audit committee procedures, internal control and accounting and financial reporting matters.

PROPOSAL 1 — ELECTION OF DIRECTORS



Keith E. Wandell

Independent Director Nominee
Age: 71
Director since 2015
Committees Served: Compensation *(Chair)*, **Finance**

Business Experience: Former President and CEO (from 2009 to 2015) of Harley-Davidson, Inc., a global motorcycle manufacturer; and former President and Chief Operating Officer (from 2006 to 2009), former Executive Vice President (from 2005 to 2006), former Corporate Vice President (from 1997 to 2005), former President of the Automotive Experience business (from 2003 to 2006) and President of the Power Solutions business (from 1997 to 2003) of Johnson Controls, Inc., a global manufacturer of automotive, power and building solutions.

Other Board Experience: Director of Dana Incorporated. Former Chairman of Harley Davidson, Inc. and former Director of Constellation Brands, Inc. and Clarcor, Inc.

Skills and Qualifications:

- Mr. Wandell brings to the Board the valuable perspective of a strategic, experienced leader with a strong record focused on growth, profitability, international expansion and innovation.

- He has over 30 years of experience in diversified manufacturing businesses, most recently as the former Chairman and CEO of Harley-Davidson, Inc., where he led transformation efforts across the company's product development, manufacturing and retail functions, focused on international expansion and implemented a restructuring plan.

- Prior to joining Harley-Davidson, Inc., Mr. Wandell served as President and Chief Operating Officer of Johnson Controls, Inc. and helped manage the company's entry into the Chinese car-battery market as well as its subsequent joint venture with China's largest battery manufacturer.

- Mr. Wandell has gained valuable insights into the effective development of executive leadership capabilities and strong corporate cultures through his experience as a senior leader at companies such as Harley-Davidson and Johnson Controls.

- In addition to his significant operating, financial and leadership experience in both domestic and international business, Mr. Wandell has served on the boards of four other public companies, including the two on which he currently serves.

- He holds a bachelor's degree in business administration from Ohio University and an MBA from the University of Dayton.

PROPOSAL 1 — ELECTION OF DIRECTORS



Mary A. Winston

Independent Director Nominee
Age: 59
Director since 2005
Committees Served: Compensation, Finance

Business Experience: President of WinsCo Enterprises Inc., a consulting firm providing financial and board governance advisory services (since 2016); former Interim CEO, Bed Bath & Beyond Inc., a leading retailer of home products (from May 2019 to November 2019); former Executive Vice President and CFO of Family Dollar Stores, Inc., a general merchandise retailer (from 2012 to 2015); former Senior Vice President and CFO of Giant Eagle, Inc., a grocery and fuel retailer (from 2008 to 2012); former President of WinsCo Financial LLC, a financial and strategic consulting firm (from 2007 to 2008); and former Executive Vice President and CFO of Scholastic Corporation, a children's publishing and media company (from 2004 to 2007).

Other Board Experience: Director of Bed Bath & Beyond, Inc., Chipotle Mexican Grill, and Acuity Brands, Inc. Ms. Winston is also a director of Domtar Corporation ("Domtar"), but she will not be standing for re-election to the Domtar board of directors when her current term expires on May 5, 2021. She is a former director of SUPERVALU INC. and Plexus Corporation.

Skills and Qualifications:

- Ms. Winston brings to the Board valuable experience and expertise based on her years of broad financial management and broad executive leadership experience.

- Ms. Winston, who started her career as a CPA with Arthur Andersen & Co, has extensive experience with financial, accounting and internal control matters for large public companies.

- Ms. Winston served as CFO of three large companies: Family Dollar Stores, Inc., Giant Eagle, Inc. and Scholastic, Inc., as well as prior global finance leadership roles (prior to 2004) at Visteon Corporation and Pfizer, Inc. Through these experiences, she developed deep expertise in capital markets, M&A, capital structure matters, capital allocation, financial risk management, real estate financing transactions, dividend and stock repurchase programs, and investor relations. In addition, Ms. Winston served as interim CEO of Bed Bath & Beyond Inc.

- Ms. Winston's background and experience make her a valuable contributor to the Board on matters involving risk oversight and capital allocation, as well as executive compensation and general corporate governance matters.

- She holds a bachelor's degree in accounting from the University of Wisconsin and an MBA from Northwestern University's Kellogg School of Management. She has been designated as a Board Leadership Fellow by the NACD and serves as Chair of the NACD Carolinas chapter.


**THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH
OF THE NOMINEES NAMED ABOVE.**


Board Oversight and Governance Practices

Our Board is responsible for, and committed to, overseeing our long-term strategic development as well as managing the principal and most significant risks that we face. In carrying out this duty, our Board advises senior management to help drive long-term value creation for our shareholders. The following summarizes our Board's key areas of oversight responsibility.

Board Oversight

KEY AREAS OF BOARD OVERSIGHT	
COVID-19	• In 2020, our Board **provided strong oversight for our response to the COVID-19 pandemic** with a focus on **monitoring key areas of risk and impact** such as health and safety priorities, liquidity and capital allocation, succession planning, operational performance, internal controls, demand and market trends, capital expenditures and budgeting, cybersecurity, global government response measures, supply chain impact, and communications to investors.
Long-Term Business Strategy	• One of the primary responsibilities of our Board is the **oversight of management's long-term strategy and planning**. Accordingly, our Board maintains a deep level of engagement with management in setting and overseeing Dover's long-term business strategy.
Capital Allocation	• Our Board is focused on the **efficient allocation of capital to drive growth and provide returns to our shareholders.** Our capital allocation priorities are organic investments, strategic acquisitions, and the return of capital to our shareholders. • We consistently **return cash to shareholders** by paying **dividends**, which **have increased annually over each of the last 65 years**. • We also undertake opportunistic **share repurchases** as part of our capital allocation strategy, completing **$1 billion of share repurchases in 2018,** primarily funded with proceeds received in connection with the consummation of the spin-off of Apergy (now known as ChampionX Corporation), and **$143.3 million in 2019.** While we suspended share repurchases during the second quarter due to business uncertainty related to COVID-19, we lifted the suspension in the third quarter. In total, we completed **$106.3 million of opportunistic share repurchases in 2020**. • We employ a **prudent financial policy** to support our capital allocation strategy, which includes maintaining an **investment grade credit rating**.
Portfolio Management	• Businesses in our portfolio are continually evaluated for **strategic fit.** • **We seek to deploy capital in acquisitions in attractive growth areas across our five segments**. We focus primarily on bolt-on acquisitions, **applying strict selection criteria of market attractiveness** (including growth, maturity, and performance-based competition), **business fit** (including sustained leading position, revenue visibility, and favorable customer value-add versus switching cost or risk) and **financial return profile** (accretive growth and margins and double-digit return on capital). • We have **sold or divested some of our businesses** based on changes in specific market outlook, structural changes in financial performance, value-creation potential, or for other strategic considerations, which included an effort to reduce our exposure to cyclical markets or focus on our higher margin growth spaces. • Significant efforts to **streamline and improve the portfolio to less cyclical and higher growth businesses were undertaken in 2018 with the spin-off of Apergy Corporation**. • We transitioned from a three-segment to a five-segment structure in 2019 to **increase portfolio transparency and align with our management structure and operating model**.

KEY AREAS OF BOARD OVERSIGHT	
Risk Management	• Our Board has established a **comprehensive enterprise risk management process to identify and manage risks**, and periodically reviews the processes established by management to identify and manage risks and communicates with management about these processes. • We have **established a risk assessment team** consisting of senior executives, which annually, with the assistance of a consultant, oversees a risk assessment made at the corporate center, segment and operating company levels and, with that information in mind, performs an assessment of the overall risks our company may face and **reports to the Board** on that assessment. Each quarter, this team reassesses the risks, the severity of these risks, and the status of efforts to mitigate them.
ESG	• The **full Board has oversight of Environmental, Social, and Governance matters** and is regularly briefed on strategic planning, risks, and opportunities related to ESG by senior management, including our CEO. • Our Compensation Committee **integrated ESG oversight responsibility into our CEO's individual strategic objectives** within the AIP.
Culture & Human Capital Management	• Our entrepreneurial culture depends upon an **inclusive approach that values employees' diversity and contributions**. • We foster **an operating culture with high ethical standards** that values accountability, rigor, trust, inclusion, respect, and open communication and is designed to encourage individual growth and operational effectiveness. We continue to make significant investments in talent development, including in the areas of digital applications and operational management, and **recognize that the growth and development of our employees is essential for our continued success**. • As part of our commitment to strong corporate governance practices, **we maintain an active and robust ethics program**. Our Code of Business Conduct & Ethics ("Code of Conduct") applies to all employees and directors of Dover and its subsidiaries. We enforce our Code of Conduct fairly and consistently, regardless of one's position in Dover, and **will not tolerate retaliation** against those who report suspected misconduct in good faith.
Succession Planning	• Another of the Board's primary responsibilities is **overseeing a sound Board and management succession process**. The Board has developed a **comprehensive plan** to address management succession — both over the long term and for emergency purposes. The framework for the long-term plan includes thoughtful, deliberate monitoring of management beyond our top executives to ensure Dover continues to build a deep internal bench of talent. • Our Board is also focused on its **own succession plan**, which drives not only our director selection efforts, but also how we approach Board and committee leadership structure and membership, with a **focus on critical board skills, diversity, and independence**. The recent appointment of Deborah L. DeHaas demonstrates our commitment to active Board refreshment.
Cybersecurity	• The full Board is briefed on enterprise-wide **cybersecurity risk management** and the overall cybersecurity risk environment, and oversees major tasks related to cybersecurity risk management, periodically reviews our response capabilities, and meets with the Chief Information Security Officer on at least an annual basis. • Dover employs the National Institute of Standards & Technology Framework for Improving Critical Infrastructure Cybersecurity (**The NIST Framework**). This voluntary guidance developed with much private sector input provides a framework and a toolkit for organizations to manage cybersecurity risk.

Board Committees

Our Board has four standing committees — the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Finance Committee. The table below sets forth a summary of our committee structure and membership information.

DIRECTOR	Audit Committee	Compensation Committee	Governance and Nominating Committee	Finance Committee
DEBORAH L. DEHAAS	✓			
H. JOHN GILBERTSON, JR.	✓			✓
KRISTIANE C. GRAHAM		✓	✓	
MICHAEL F. JOHNSTON		✓	✓	
ERIC A. SPIEGEL	✓			✓ (Chair)
RICHARD J. TOBIN				
STEPHEN M. TODD	✓ (Chair)			
STEPHEN K. WAGNER	✓		✓ (Chair)	
KEITH E. WANDELL		✓ (Chair)		✓
MARY A. WINSTON		✓		✓
MEETINGS HELD IN 2020	8	5	4	9

Overview of Committee Responsibilities

Audit Committee

Stephen M. Todd (Chair)	**Key Responsibilities**
Deborah L. DeHaas H. John Gilbertson, Jr. Eric A. Spiegel Stephen K. Wagner	• Selecting and engaging our independent registered public accounting firm ("independent auditors") • Overseeing the work of our independent auditors and our internal audit function • Approving in advance all services to be provided by, and all fees to be paid to, our independent auditors, who report directly to the committee • Reviewing with management and the independent auditors the audit plan and results of the auditing engagement • Reviewing with management and our independent auditors the quality and adequacy of our internal control over financial reporting The Audit Committee holds regular quarterly meetings at which it meets separately with each of our independent registered public accounting firm, PwC, our internal audit function, financial management and our general counsel to assess certain matters including the status of the independent audit process, management's assessment of the effectiveness of internal control over financial reporting and the operation and effectiveness of our compliance program. In addition, the Audit Committee, as a whole, reviews and meets to discuss the contents of each Form 10-Q and Form 10-K (including the financial statements) prior to its filing with the SEC. Our Board has determined that all members of the Audit Committee qualify as "audit committee financial experts" as defined in the SEC rules. The Audit Committee's responsibilities and authority are described in greater detail in its written charter.

Compensation Committee

Keith E. Wandell (Chair)	**Key Responsibilities**
Kristiane C. Graham Michael F. Johnston Mary A. Winston	The Compensation Committee, together with our independent directors, approves compensation for the CEO of Dover. The functions of the Compensation Committee also include: • Approving compensation for executive officers who report directly to the CEO (together with the CEO, "senior executive officers") • Granting awards and approving payouts under our 2012 Equity and Cash Incentive Plan (the "2012 LTIP") and our AIP • Approving changes to our executive compensation plans • Reviewing and recommending compensation for the Board • Overseeing succession planning and management development programs The Compensation Committee's responsibilities and authority are described in greater detail in its written charter.

PROPOSAL 1 — ELECTION OF DIRECTORS

Governance and Nominating Committee	
Stephen K. Wagner (Chair) Kristiane C. Graham Michael F. Johnston	**Key Responsibilities** • Developing and recommending corporate governance principles to our Board • Annually reviewing the requisite skills and characteristics of board members as well as the size, composition, functioning and needs of our Board as a whole • Considering and recommending to the Board nominees for election to, or for filling any vacancy on, our Board in accordance with our by-laws, our governance guidelines, and the committee's charter • Identifying and recommending to our Board any changes it believes desirable in the size and composition of our Board • Recommending to our Board any changes it believes desirable in structure and membership of our Board's committees The Governance and Nominating Committee's responsibilities and authority are described in greater detail in its written charter.

Finance Committee	
Eric A. Spiegel (Chair) H. John Gilbertson, Jr. Keith E. Wandell Mary A. Winston	**Key Responsibilities** • Reviewing and recommending for approval by the Board proposed changes to dividend policies, stock splits, and repurchase programs • Reviewing our capital structure, liquidity, and financing plans • Reviewing and approving the registration and issuance of debt or equity securities • Subject to thresholds determined from time to time by the Board, reviewing and approving, or reviewing and recommending for Board approval, capital expenditures • Subject to thresholds determined from time to time by the Board, reviewing and approving, or reviewing and recommending for Board approval, M&A transactions • Oversight of treasury, insurance, and tax planning matters The Finance Committee's responsibilities and authority are described in greater detail in its written charter.

PROPOSAL 1 — ELECTION OF DIRECTORS

Corporate Governance

Our Board is committed to sound governance practices and regularly reviews and refines our profile to reflect evolving best practices and matters raised by our shareholders. The following summarizes key aspects of our governance framework.

GOVERNANCE HIGHLIGHTS	
Independent Chair/Directors	• We have an **independent Chair** and all directors are independent, other than our CEO.
Commitment to Diversity	• In 2020, our Board adopted a policy reflected in our Corporate Governance Guidelines requiring that the initial list of potential director and external CEO candidates presented by third-party search firms **include qualified candidates who reflect diverse backgrounds, including diversity of gender and race or ethnicity**.
Special Shareholder Meetings	• In 2020, we amended our by-laws to **reduce the ownership threshold required to call a special meeting of shareholders to 15% or more of the voting power of our outstanding stock from 25%**.
Elimination of Super-majority Provisions	• In 2019, **we accomplished the removal of all remaining supermajority provisions in our charter**.
Finance Committee	• Our Board **established a new Finance Committee comprised of independent directors in 2018**. • The Finance Committee assists the Board in overseeing policies, practices, strategies, and risks relating to our financial affairs, including with respect to capital allocation matters such as share repurchases, dividend policy, debt issuances, capital expenditures and M&A, as well as global treasury activities, insured risk management, and tax planning.
Board Committee Refreshment	• Our Board **periodically reviews committee composition and chair positions**, seeking the appropriate blend of continuity and fresh perspectives on committees.
Annual Majority Vote Director Elections & Mandatory Resignation Policy	• All of our **directors are elected annually** by our shareholders. • Our **directors must receive a majority of the votes cast** in uncontested elections to be elected. • We have a director resignation policy that requires a director to tender an irrevocable resignation letter to the Board prior to being nominated, contingent on the director not receiving a majority of the votes cast in an uncontested election and the Board's acceptance of the resignation. The Governance and Nominating Committee will recommend to the full Board whether to accept the resignation or whether to take other action.
Proxy Access	• Our by-laws permit a shareholder or a group of up to **20 shareholders owning 3% or more** of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our by-laws.

Board Leadership Structure

We believe that having an independent leader of the Board is important to the Board's oversight role and decision-making involving corporate strategy, performance, succession, and other critical matters. Under our current Board leadership structure, our Board has leadership that is independent from management by way of an independent Chair. Our CEO is also a member of the Board as a management representative. We believe this is important to make information and insight directly available to the directors in their deliberations. In our view, this board leadership structure gives us an appropriate, well-functioning balance between non-management and management directors that combines experience, accountability and effective risk oversight.

Board, Committee and Individual Director Evaluations

Our Board and its committees conduct robust annual self-evaluations of their performance. In addition, our Board evaluates one-third of our directors on a rotating individual basis each year with the purpose of assisting each director to be a more effective member of the Board. New directors undergo the evaluation process in each of their first two years on the Board. Our directors believe the rotational nature of our evaluation process enables a more in-depth, comprehensive evaluation for each of our directors.

Directors' Meetings and Attendance

During 2020, the Board met seven times. No director attended less than 75% of the board and standing committee meetings held while he or she was a member of the Board and relevant standing committee. Average board attendance was over 97% in 2020. Our independent directors meet at regularly scheduled executive sessions at least quarterly without management representatives or non-independent directors present. The Chair of the Board presides at these sessions. We expect our directors to attend the Annual Meeting. All directors attended the 2020 Annual Meeting.

Our directors also regularly engage with management and outside subject matter experts outside of formal meetings. Examples include developing agendas and reviewing the content of materials in advance of meetings, calls, or in-person meetings with members of management to prepare for meetings, receiving periodic updates from management on significant operational or strategic developments between meetings, and, from time to time, engaging with shareholders.

Management Meetings and Site Visits

We encourage our directors to meet with senior managers throughout the enterprise and attend management's strategic planning sessions. When considering businesses to visit, priority goes to those businesses identified as strategically important as well as those that were recently acquired. From time to time, the Board makes on-site visits to our businesses to tour the manufacturing facilities and meet face-to-face with company management and employees. These visits serve as an important tool in the Board's succession planning process for our senior leadership team and enable a deeper understanding of our businesses and our culture. In 2020, these types of opportunities for engagement were largely conducted virtually rather than in-person.

Director Orientation and Education

All new directors participate in our director orientation program. New directors meet with senior corporate leaders to review and discuss our businesses, operations, strategy, end markets, governance, internal controls, and culture. We believe that our on-boarding approach, coupled with participation in regular Board and committee meetings, as well as additional exposure to our business through participation in management meetings and site visits, whether virtually or in-person, provides new directors a strong foundation in our businesses and accelerates their effectiveness to fully engage in Board deliberations.

Our Board also encourages directors to participate annually in continuing director education programs outside of the Boardroom, and we reimburse directors for their expenses associated with this participation.

Director Independence

Our Board has determined that each of the current members of the Board, except for Richard J. Tobin, who is our CEO, has no material relationship with Dover and satisfies all the criteria for being "independent" members of our Board. This includes the criteria established by the U.S. Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE") listing standards, as well as our standards for classification as an independent director which are available on our website at www.dovercorporation.com. Our Board makes an annual determination of the independence of each nominee for director prior to his or her nomination for re-election. No director may be deemed independent unless the Board determines that he or she has no material relationship with Dover, directly or as an officer, shareholder or partner of an organization that has a material relationship with Dover.

Majority Standard for Election of Directors and Mandatory Resignation Policy

Under our by-laws and corporate governance guidelines, the voting standard in director elections is a majority of the votes cast. Under this majority of the votes cast standard, a director must receive more votes in favor of his or her election than

votes against his or her election. Abstentions and broker non-votes do not count as votes cast with respect to a director's election. In contested director elections (where there are more nominees than available seats on the board), the plurality standard will apply. Under the plurality standard, the nominees who receive the most "for" votes are elected to the Board until all seats are filled.

For an incumbent director to be nominated for re-election, he or she must submit an irrevocable resignation letter. The resignation will be contingent on the nominee not receiving a majority of the votes cast in an uncontested election and on the Board's acceptance of the resignation. If an incumbent director fails to receive a majority of the votes cast in an uncontested election, the Governance and Nominating Committee will make a recommendation to our Board concerning whether to accept or reject the resignation or whether other action should be taken. Our Board will act on the resignation within 90 days following certification of the election results, taking into account the committee's recommendation. The Board will publicly announce its decision and, if the resignation is rejected, the rationale for its decision.

Governance Guidelines and Code of Ethics

Our Board long ago adopted written corporate governance guidelines that set forth the responsibilities of our Board and the qualifications and independence of its members and the members of its standing committees. The Board reviews these guidelines at least annually, in light of evolving best practices, shareholder feedback and the evolution of our business. In 2020, the Board amended the guidelines to require that initial lists of potential director and external CEO candidates presented by third-party search firms include qualified candidates who reflect diverse backgrounds, including diversity of gender and race or ethnicity. In addition, our Board has a long-standing Code of Conduct setting forth standards applicable to all of our companies and their employees, a code of ethics for our CEO and senior financial officers, and charters for each of its standing committees. All of these documents (referred to collectively as "governance materials") are available on our website at www.dovercorporation.com.

Procedures for Approval of Related Person Transactions

We generally do not engage in transactions in which our senior executive officers or directors, any of their immediate family members or any of our 5% shareholders have a material interest. Should a proposed transaction or series of similar transactions involve any such persons and an amount that exceeds $120,000, it would be subject to review and approval by the Governance and Nominating Committee in accordance with a written policy and the procedures adopted by our Board, which are available with the governance materials on our website.

Under the procedures, management determines whether a proposed transaction requires review under the policy and, if so, presents the transaction to the Governance and Nominating Committee. The Governance and Nominating Committee reviews the relevant facts and circumstances of the transaction and approves or rejects the transaction. If the proposed transaction is immaterial or it is impractical or undesirable to defer the proposed transaction until the next committee meeting, the Chair of the committee decides whether to (i) approve the transaction and report the transaction at the next meeting or (ii) call a special meeting of the committee to review and approve the transaction. Should the proposed transaction involve the CEO or enough members of the Governance and Nominating Committee to prevent a quorum, the disinterested members of the committee will review the transaction and make a recommendation to the Board, and the disinterested members of the Board will then approve or reject the transaction. No director may participate in the review of any transaction in which he or she is a related person.

Communication with Directors

The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters ("accounting matters") and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting matters. Such complaints or concerns may be submitted to Dover, care of our Corporate Secretary or through the communications coordinator, an external service provider, by mail, fax, telephone, or via the internet as published on our website. The communications coordinator forwards such communications to Dover without disclosing the identity of the sender if anonymity is requested.

Shareholders and other interested persons may also communicate with our Board and the non-management directors in any of these same manners. Such communications are forwarded to the Chair of the Governance and Nominating Committee.

Shareholder Engagement and History of Board Responsiveness

Shareholder Engagement

In 2020, we continued our focus on regularly engaging with our shareholders. We reached out to holders of over approximately 59% of our shares outstanding, and engaged with governance professionals and/or portfolio managers at investors holding approximately 31% of our shares outstanding. Our shareholder engagement team consists of senior management and has also included our Chair from time to time. We also participate in various governance forums with our shareholders and regularly engage with shareholders through industry conferences and meetings.

We look forward to ongoing engagement with our shareholders in order to continue to incorporate their views into our Board's decision-making process. We aim to have best-in-class governance and compensation structures at Dover.

KEY ITEMS OF DISCUSSION AND FEEDBACK	
Performance & Long-Term Strategy	• We reviewed **our portfolio of businesses, performance, strategic priorities**, and focus on continuing to **deliver long-term value to shareholders** while **navigating the challenges presented by the COVID-19 pandemic**.
COVID-19	• We reviewed how our **management team and Board swiftly responded to the challenges posed by COVID-19** and have taken **strong and proactive steps** to ensure the **health and safety of our employees**, as well as to **serve the needs of our customers and communities**.
Capital Allocation	• We discussed how our **balance sheet strength** and **history of prudent capital allocation** served as differentiating factors that allowed us to remain flexible during the market dislocation caused by the COVID-19 pandemic.
Diversity & Inclusion	• We discussed how we are taking a thoughtful approach to **developing a center-led approach to human capital management and diversity and inclusion**. • Shareholders expressed appreciation for the new **transparency on our ESG website** regarding workforce demographics (gender, ethnicity, age). • We also discussed our Board's adoption of a policy in 2020, reflected in our Corporate Governance Guidelines, **requiring that the initial list of potential director and external CEO candidates presented by third-party search firms include qualified candidates who reflect diverse backgrounds, including diversity of gender and race or ethnicity**.
ESG	• We discussed **recent significant investments in our ESG program**, including the results of our **materiality assessment**, the extensive disclosures now available on our **relaunched ESG website**, and new **SASB and GRI-aligned disclosures**. • We also discussed that, in 2021, we plan to continue to renew our ESG commitments by **setting a new GHG reduction goal and focusing on advancement in several key priority areas**.
Executive Compensation	• Shareholders expressed **strong support** for the **meaningful changes implemented to our executive compensation program in 2020**. They expressed appreciation for the additional detail presented in our proxy statement regarding the **weighting, nature and performance outcomes for the individual strategic objectives** in our AIP, as well as improved disclosure regarding the **threshold, target and maximum levels for the financial goals** in our AIP. For LTIP awards made in 2020, they also supported the **increase in the proportion of awards dedicated to performance shares** and the **shift to relative TSR** from internal TSR as the performance metric for performance shares. In addition, shareholders expressed support for continuing to include the **effective oversight and management of ESG matters as a strategic objective for our CEO** under the AIP and welcomed our recent adoption of a **comprehensive clawback policy**. • Shareholders were **generally supportive of potential adjustments** to executive compensation related to COVID-19 and asked that such adjustments be accompanied by explanatory disclosure in the proxy statement.
Corporate Governance	• Our shareholders continued to express their **broad support for our governance practices and shareholder rights**, including special meeting right, use of annual director elections, and independent Board leadership structure, and thoughtful and active refreshment process. • Many of our shareholders continued to express the view that the **right to act by written consent is unnecessary in light of our shareholders' existing right to call special meetings**. Moreover, to the extent some shareholders desired greater rights, the feedback was that our **adoption of a 15% ownership threshold in 2020 for special meetings was preferable to a written consent right**.

PROPOSAL 1 — ELECTION OF DIRECTORS

History of Board Responsiveness

We are committed to being responsive to our shareholders as demonstrated by the number of changes we have made over the years based on their input. In direct response to shareholder feedback, over the past 7 years, Dover has adopted and amended our special meeting right, adopted proxy access, implemented meaningful changes to our executive compensation program, removed all our super-majority voting provisions in our charter, adopted a robust clawback policy, and enhanced our disclosures to investors. The table below highlights many of the changes to our governance structures and compensation program that have been implemented over the past several years informed by shareholder feedback. These changes specifically address shareholders' areas of focus and input gathered through our extensive shareholder engagements and outreach efforts.

Year	% of Outstanding Shares Outreached / Engaged	Actions in Response to Shareholder Feedback
2014	**- / -**	✓ Adoption of special meeting right
2015	**39% / 24%**	✓ Launch of governance-focused shareholder engagement program
2016	**60% / 28%**	✓ Adoption of proxy access ✓ Put forth management proposal to provide shareholders with written consent right – did not pass
2017	**53% / 33%**	✓ Updated AIP to 60% financial metrics / 40% strategic objectives from 50% / 50% ✓ Put forth management proposal to remove supermajority voting provisions – did not pass
2018	**51% / 32%**	✓ Put forth management proposal to remove supermajority voting provisions alongside comprehensive campaign with retail investors to build support – did not pass
2019	**Lead-up to 2019 AGM:** **63% / 37%** **Fall: 63% / 41%**	✓ Achieved removal of all supermajority provisions through submission of management proposal and comprehensive retail investor campaign ✓ Enhanced disclosure regarding individual strategic objectives and financial metrics in AIP ✓ Adopted comprehensive clawback policy ✓ Incorporated ESG oversight into CEO's individual strategic objectives in AIP
2020	**Winter: 65% / 15%** **Lead-up to 2020 AGM:** **51% / 12%** **Fall: 59% / 38%**	✓ Implemented for 2020 executive compensation program: 　✓ Increased proportion of LTIP dedicated to performance shares and shifted from internal TSR to relative TSR as metric for performance shares 　✓ Reduced maximum payout ceiling from 400% to 300% in LTIP ✓ Reduced ownership threshold required to call a special meeting of shareholders to 15% from 25% ✓ Adopted a diversity search policy for external director and CEO searches conducted by third-party search firms ✓ Made several ESG accomplishments including: 　✓ A robust materiality assessment to help identify go-forward focus areas 　✓ The launch of our sustainability website 　✓ Publication of SASB and GRI indices 　✓ Release of an "investor tear sheet" covering key ESG highlights 　✓ Increased transparency into workforce demographics
2021	**Lead-up to 2021 AGM:** *Ongoing*	✓ Continued to maintain a refreshed and diverse board by appointing an additional female director ✓ Currently engaging with shareholders on corporate governance, executive compensation and sustainability ahead of the 2021 Annual Meeting

Environmental, Social, and Governance Oversight (ESG)

Throughout our history, our commitment to corporate responsibility and sustainability has created significant value for our shareholders and stakeholders. Across our portfolio of businesses and our team of employees, we remain focused on operating and innovating sustainably to help meet the goals of our customers, realize the full potential of our employees through a culture that supports and values their efforts, and make the communities in which we operate stronger.

In 2020, we launched a refreshed ESG webpage and began disclosing using the SASB reporting framework and reporting on key GRI indicators in order to improve transparency of our ESG-related disclosures and underlying business practices. We invite you to explore our initiatives and accomplishments detailed on our website under the “Sustainability” tab.

Materiality Analysis

We conducted a materiality analysis in 2020 to identify the ESG issues most important to our business and stakeholders. Please see below for the specific areas of focus identified through the analysis. The findings from the materiality analysis were used by our Sustainability Steering Committee, comprised of our corporate and business leaders, to identify the ESG topics that are most critical to the company. These ESG areas of focus will guide our sustainability strategy moving forward as we implement a three-year ESG plan. For each sustainability topic, we are applying our resources, expertise, and innovation to improve outcomes and drive results.



Environmental

OUR PRODUCTS
- Innovation for sustainable products
- Climate change risks and opportunities

OUR OPERATIONS
- Energy and emissions
- Water
- Waste*
- Environmental compliance*

OUR SUPPLY CHAIN
- Environmentally responsible sourcing*

Social

OUR PEOPLE
- Talent attraction and development
- Employee health and safety
- Diversity and inclusion
- Fair remuneration practices*
- Labor relations*

OUR COMMUNITIES
- Community engagement and philanthropy
- Human rights in the supply chain
- Product quality and safety*

Governance

OUR CULTURE
- Ethics and compliance
- Data security and privacy
- Governance and accountability

* Dover progress information to be provided on these topics in 2021-2022

Governance Oversight of ESG

Our governance framework serves as a strong foundation to promote the long-term interests of our shareholders. Our Board oversees our long-term strategic development and enterprise risk, including ESG risks. The Board’s oversight spans a wide array of ESG issues, including those related to climate change, health and safety, diversity and inclusion, ethics and compliance, and long-term environmental protection. As part of its continued focus on sustainability, our Board incorporates ESG oversight into the CEO’s annual performance and compensation evaluation as one of the CEO’s strategic objectives. The Board also has established a comprehensive enterprise risk management process to identify and manage risks, including any risks related to environmental and social issues.

Additionally, our cross-functional Sustainability Steering Committee was established in 2020 to manage ESG issues, meets at least four times per year, and provides an update to the Board at least annually. The Committee is responsible for guiding our sustainability strategy, initiatives, target-setting, performance, and reporting.

PROPOSAL 1 — ELECTION OF DIRECTORS

Progress Toward Goals

We are committed to fostering sustainable practices across our businesses in order to reduce greenhouse gas (GHG) emissions and energy consumption. We are proud to report that we met our publicly stated 2020 GHG and energy reduction goals ahead of schedule and we are committed to renewing these goals and continually improving our performance in other ESG priority areas. We are in the process of evaluating a new target to continue to push ourselves to reduce our GHG emissions. We are currently developing this goal and will share the official goal once launched in 2021. We also have participated as a voluntary respondent in the Carbon Disclosure Project (CDP) since 2010 and continue to maintain our scoring range since we began reporting.

Directors' Compensation

Our non-employee directors' annual compensation is payable partly in cash and partly in common stock in an allocation our Board may adjust from time to time. If any director serves for less than a full calendar year, the compensation to be paid to that director for the year will be pro-rated as deemed appropriate by our Compensation Committee.

Our Board has adopted a policy that directors are expected to hold at any time a number of shares at least equal to the aggregate number of shares they received as the stock portion of their annual retainer during the past five years, net of an assumed 30% tax rate.

FOR 2020, NON-EMPLOYEE DIRECTOR COMPENSATION WAS AS FOLLOWS:
Annual retainer of $270,000, payable $150,000 in common stock and $120,000 in cash
Audit Committee Chair — additional annual cash retainer of $30,000
Compensation Committee Chair — additional annual cash retainer of $20,000
Nominating and Governance Committee Chair and Finance Committee Chair — additional annual cash retainer of $15,000
Board Chair — additional annual retainer of $170,000, payable $130,000 in cash and $40,000 in common stock

Under our 2012 LTIP, each non-employee director can elect to defer the receipt of 0%, 50%, or 100% of the equity compensation payable in a year until termination of services as a non-employee director. Shares deferred are converted into deferred stock units representing the right to receive one share of our common stock for each unit held at the end of the deferral period. Dividend equivalents are credited on deferred stock units and will be distributed in cash at the time that shares are distributed in settlement of deferred stock units. Messrs. Johnston, Spiegel, Todd, and Wagner and Ms. Graham elected to defer receipt of their 2020 equity compensation and received deferred stock units.

The table below sets forth the compensation paid to our directors for services in 2020.

NAME	FEES EARNED OR PAID IN CASH ($)(1)	STOCK AWARDS ($)(2)	TOTAL ($)
DEBORAH L. DEHAAS(3)	—	—	—
H. JOHN GILBERTSON, JR	120,000	149,954	269,954
KRISTIANE C. GRAHAM	120,000	149,954	269,954
MICHAEL F. JOHNSTON	250,000	189,958	439,958
ERIC A. SPIEGEL	135,000	149,954	284,954
STEPHEN M. TODD	150,000	149,954	299,954
STEPHEN K. WAGNER	135,000	149,954	284,954
KEITH E. WANDELL	140,000	149,954	289,954
MARY A. WINSTON	120,000	149,954	269,954

(1) Amounts include the standard annual cash retainer, the Chair's additional cash retainer, and the additional annual cash retainer for committee Chairs.

(2) On November 16, 2020, each of Messrs. Gilbertson and Wandell and Ms. Winston received 1,192 shares of common stock with an aggregate grant date fair market value of $149,954, Messrs. Spiegel, Todd and Wagner and Ms. Graham each received 1,192 deferred stock units with an aggregate grant date fair market value of $149,954 , and Mr. Johnston received 1,510 deferred stock units with an aggregate grant date fair market value of $189,958, which included his additional compensation as Board Chair.

(3) Ms. DeHaas was first elected to the Board on February 11, 2021 and accordingly did not receive compensation in 2020.

Our Compensation Committee reviews our non-employee director compensation policy biennially and proposes changes to the Board, as appropriate. The review is performed with the assistance of the Compensation Committee's independent compensation consultant to assess the competitiveness of our non-employee director compensation policy based on benchmark information from peer companies and relevant compensation surveys.

Proposal 2 — Adoption of 2021 Omnibus Incentive Plan

On February 12, 2021, on the recommendation of our Compensation Committee, our Board approved the Dover Corporation 2021 Omnibus Incentive Plan (the "2021 Plan"), subject to shareholder approval at the 2021 Annual Meeting. The 2021 Plan will replace and supersede the 2012 LTIP. If the 2021 Plan is approved by our shareholders, it will become effective May 7, 2021 (the "Effective Date"). If approved, the maximum number of shares reserved for issuance under the 2021 Plan will be 8.3 million, plus the number of shares that remain available for issuance as of the Effective Date under the 2012 LTIP. As of March 1, 2021, 4,812,083 shares remained available for grants under the 2012 LITP, which is the only plan under which equity-based compensation may currently be awarded to executives, other employees and non-employee directors. After the Effective Date of the 2021 Plan, no awards will be granted under any of our other equity plans.

In the opinion of our Compensation Committee and Board, an increase in the number of shares available for grants is necessary as a part of our continuing effort to attract, retain, and motivate employees and other service providers and to align their interests with those of our shareholders.

This proposal is being submitted to our shareholders in compliance with the NYSE Corporate Governance Standards concerning shareholder approval of equity compensation plans and/or material revisions to these plans.

While equity incentive awards are an important part of our pay-for-performance compensation program, our Board and Compensation Committee are mindful of their responsibility to our shareholders to exercise judgment in granting equity-based awards. We review a number of relevant metrics to assess the cumulative impact of our equity compensation programs, including burn rate and overhang.

The annual share usage under the 2012 LTIP for the last three fiscal years and the overhang for 2020 was as follows:

	2018	2019	2020
Burn Rate [1]	0.79%	0.54%	0.37%
Overhang [2]	—	—	5.85%

1. Burn rate represents (a) (i) stock options and SSARs granted plus (ii) restricted stock and restricted stock units granted plus (iii) performance shares granted plus (iv) deferred stock units and directors' shares granted, divided by (b) the basic weighted average common shares outstanding for the applicable fiscal year.

2. Overhang represents (a) total plan shares divided by (b) (i) total plan shares plus (ii) common shares outstanding, where (a) total plan shares equals the sum of (i) the number of shares available for future grants plus (ii) the number of options and SSARs outstanding plus (iii) restricted stock and restricted stock units outstanding plus (iv) performance shares awards outstanding plus (v) deferred stock units and directors' shares outstanding.

Overview

The 2021 Plan provides for the grant of stock options, both incentive stock options and non-qualified stock options, stock settled appreciation rights ("SSARs"), cash performance awards, restricted stock, restricted stock units, performance shares, deferred stock units and directors' shares to employees, non-employee directors and certain other service providers of Dover and our affiliates.

The 2021 Plan aims to reflect certain "best practices" that are consistent with the interests of our shareholders and with our corporate governance policies. Accordingly, the 2021 Plan reflects the following practices:

✓ *No Single Trigger Acceleration of Awards upon a Change in Control*. Awards will not accelerate simply upon the occurrence of a change in control unless the awards are not assumed by an acquirer.

✓ *No Share Recycling of Options and SSARs*. Shares tendered or withheld in payment of the exercise price for options and SSARs or in satisfaction of withholding taxes will not be available again for issuance as future awards under the 2021 Plan.

✓ *Minimum Vesting Requirement*. Any awards that settle in shares of common stock, other than such awards representing a maximum of five percent of the shares of common stock reserved for issuance under the 2021 Plan, will be granted subject to a minimum time-vesting period of at least 12 months, such that no such awards vest prior to the first anniversary of the applicable grant date.

✓ *No Repricing or Cash Buyouts Without Shareholder Approval*. The 2021 Plan does not permit the repricing of options or SSARs, or the exchange of underwater options or SSARs for cash or by substitution for new awards with a lower exercise or base price without shareholder approval, in connection with a Change in Control or in limited circumstances involving a corporate event that involves the adjustment of awards in order to preserve the aggregate value.

✓ *Dividends and Dividend Equivalents*. Dividends and dividend equivalents will only be paid if, and to the extent that, the underlying award vests, regardless of whether vesting is contingent upon the achievement of performance goals or time.

✓ *Clawback*. Awards under the 2021 Plan are subject to applicable clawback policies.

✓ *Limits on Awards to Non-Employee Directors*. The awards granted to any non-employee director in a calendar year, when aggregated with cash fees, may not exceed $750,000. Our Compensation Committee may make exceptions to increase the limit to $1,500,000 for individual non-employee directors in extraordinary circumstances, such as where a non-employee director serves as the non-executive chair of the Board or as a member of a special litigation or transactions committee of the Board.

A summary of the principal provisions of the 2021 Plan is set forth below. The summary is qualified by reference to the full text of the 2021 Plan, which is attached as Appendix A to this proxy statement.

Summary of the Material Features of the 2021 Plan

The purpose of the 2021 Plan is to furnish a material incentive to employees, non-employee directors and certain other service providers of Dover and our affiliates by making available to them the benefits of common stock ownership in Dover and other long-term incentive opportunities. The 2021 Plan is intended to stimulate the efforts of employees, non-employee directors and certain other service providers towards our success, as well as assist in recruitment and retention.

All employees (including officers and directors who are employees) and non-employee directors (except with respect to grants of incentive stock options) of Dover and our affiliates and independent contractors and consultants of Dover will be eligible to participate in the 2021 Plan at the discretion of our Compensation Committee. As of the record date, approximately 23,000 employees, ten independent contractors and consultants, and nine non-employee directors are currently eligible to participate in the 2021 Plan.

Our Compensation Committee will make awards based on, among other factors, an individual's capacity for contributing to our future growth and profitability. Each award will be evidenced by a written or electronic agreement or communication between Dover and the participant setting forth the terms and conditions of the award, including the term of the award, which will not be greater than ten years. All awards are non-transferable, except that a participant may transfer any non-qualified stock option (but not an incentive stock option or SSAR) granted under the 2021 Plan to members of the participant's immediate family (defined as a spouse, children and/or grandchildren), or to one or more trusts for the benefit of such family members if the instrument evidencing such option expressly so provides and the participant does not receive any consideration for the transfer; *provided* that any such transferred option will continue to be subject to the same terms and conditions that were applicable to such option immediately prior to its transfer (except that such transferred option may not be further transferred by the transferee during the transferee's lifetime).

Our Compensation Committee administers the 2021 Plan and grants awards under the 2021 Plan, except with respect to awards for non-employee directors, in which case our Board will administer the 2021 Plan. Our Compensation Committee has the power to interpret the 2021 Plan, to determine the terms of the agreements or certificates, and to make all other determinations necessary or advisable for the administration of the 2021 Plan. In addition, our Compensation Committee may delegate all or any part of its authority under the 2021 Plan to one or more committees, or our CEO, in each case to the extent permitted by Delaware corporate law; *provided* that, determinations regarding the timing, pricing, amount, and terms of any award to participants who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be made only by our Compensation Committee, subject to certain limitations. Our Compensation Committee may revoke such delegation at any time.

Expect as provided below, our Board is permitted to amend or terminate the 2021 Plan at any time, provided that any termination does not affect the validity of previously granted awards. Our Board and Compensation Committee will not have the right, without shareholder approval, to:

- Increase the maximum number of shares covered by the 2021 Plan or change the class of employees eligible to receive any awards;

- Extend beyond 120 months from the date of the grant the period within which an option or SSAR may be exercised;

- Make any other amendment to the 2021 Plan that would constitute a modification, revision or amendment requiring shareholder approval pursuant to any applicable law or regulation or rule of the principal exchange on which our shares are traded;

- Change the class of persons eligible to receive incentive stock options;

- Cancel outstanding options or SSARs with exercise or base prices in excess of the fair market value of a share of common stock in exchange for cash or the grant in substitution therefor of new awards having a lower exercise or base price; or

- Amend outstanding options or SSARs to reduce the exercise price or base price thereof, except as provided in the 2021 Plan with respect to a change in control.

Shares Available for Issuance

The aggregate maximum number of shares available for awards under the 2021 Plan will be 8.3 million shares of common stock, plus any shares remaining available for grant under the 2012 LTIP as of the Effective Date. The number of shares of common stock available for issuance under the 2021 Plan will be reduced (i) by one share for each share of common stock issued pursuant to options or SSARs, and (ii) by three shares for each share of common stock issued pursuant to restricted stock, restricted stock unit, performance share, directors' share, and deferred stock unit awards. Shares of Common Stock withheld or delivered (either by actual delivery or attestation) to us by a Participant to satisfy any applicable tax withholding obligation with respect to an Award, other than options or SSARs, will in each case again be available for issuance under the 2021 Plan in an amount corresponding to the reduction in such share reserve previously made in accordance with the rules described above. In addition, in the event of a combination with or acquisition of a company with a shareholder-approved equity incentive plan, the shares available under that plan may be assumed under the 2021 Plan and made available for grants to individuals who were not our employees or non-employee directors prior to such acquisition or combination. The shares of common stock available under the 2021 Plan may be either authorized and unissued common stock or common stock held in or acquired for our treasury.

The following will not be applied to the share limitations:

- Awards which by their terms may be settled only in cash;

- Any option or SSAR that expires, terminates or is canceled for any reason without having been exercised in full; and

- Any award of restricted stock, restricted stock unit, performance share, directors' share or deferred stock unit that is forfeited or canceled for any reason.

Outstanding awards granted under the 2012 LTIP and the Dover Corporation 2005 Equity and Cash Incentive Plan (the "2005 Plan") will remain in effect and be administered thereunder, but after the Effective Date, awards may only be issued under the 2021 Plan. As of March 1, 2021, there were 4,812,083 shares remaining for issuance under the 2012 LTIP and no shares available for issuance under any other/preceding plan, except with respect to outstanding awards.

Award Limitations

No non-employee director may receive any combination of awards having a value that exceeds $750,000 in the aggregate; *provided* that the limitation may increase to $1,500,000 in extraordinary circumstances, such as where a non-employee director serves as the non-executive chair of our Board or as a member of a special litigation or transactions committee of our Board, as our Board may determine in its discretion; *provided* that the non-employee director receiving such additional compensation may not participate in the determination.

PROPOSAL 2 — ADOPTION OF 2021 OMNIBUS INCENTIVE PLAN

Types of Awards

Our Compensation Committee has the discretion to award options, SSARs, cash performance awards, restricted stock, restricted stock units, performance shares, deferred stock units or directors' shares.

Options. Options may be granted in the form of either incentive stock options or non-qualified stock options. Only non-qualified stock options may be granted to non-employee directors. The purchase price of the option may not be less than 100% of the fair market value of the shares on the grant date, which generally means the closing sales price for the common stock on such date. The purchase price is payable in full at the time of exercise; *provided* that, to the extent permitted by law and in accordance with rules adopted by our Compensation Committee, participants may simultaneously exercise options and sell the shares thereby acquired pursuant to a brokerage or similar relationship and use the proceeds from such sale to pay the purchase price of such shares. The purchase price may be paid in cash or check or if our Compensation Committee so permits, through delivery or tender to us of shares held, either actually or by attestation, by the participant or through a net or cashless form of exercise as permitted by our Compensation Committee, or if our Compensation Committee so permits, a combination thereof, unless otherwise provided in the agreement or certificate. Our Compensation Committee may, in its discretion, approve other methods or forms of payment of the purchase price.

Incentive stock options may be granted only to an employee of Dover or our subsidiaries. A participant may not hold incentive stock options with a fair market value (determined as of the date of grant) in excess of $100,000 in the year in which they are first exercisable. In no event will more than 8.3 million shares of common stock be available for issuance pursuant to the exercise of incentive stock options granted under the 2021 Plan.

SSARs. SSARs may be granted which entitle the participant to participate in the price appreciation of a set number of shares of our stock. Once SSARs vest, a participant may exercise them any time prior to the expiration date and the proceeds from the exercise are paid to the participant in the form of shares of our common stock (or paid in cash at the discretion of our Compensation Committee). SSARs are granted separately from options and the exercise of an SSAR will not be linked in any way to the exercise of an option and will not affect any option award then outstanding. Each SSAR may be exercisable in whole or in part according to the agreement or certificate. Except as otherwise provided in the agreement or certificate, upon exercise of a SSAR, the participant will receive for each SSAR being exercised that number of whole shares of common stock having a fair market value on the date of exercise of the SSAR equal in value to the excess of (A) the fair market value of a share of common stock on the exercise date over (B) the sum of (i) the base price of the SSAR being exercised, plus (ii) unless the participant elects to pay such tax in cash, any amount of tax that must be withheld in connection with such exercise. Fractional shares of common stock will be settled in cash upon exercise of an SSAR unless otherwise determined by our Compensation Committee.

Cash Performance Awards. Cash performance awards may be granted subject to such performance conditions as are determined by our Compensation Committee, up to an aggregate maximum cash payout for any business unit within Dover or our affiliates, or Dover as a whole, up to a fixed percentage of the value created at the relevant business unit during the performance period. Cash performance awards will be paid within two and one-half months following the year in which the relevant performance period ends.

Performance Shares. Performance share awards may be granted subject to such performance conditions as are determined by our Compensation Committee and provide for a specific number of shares that may be earned, or a range of shares that may be earned, depending on the degree of achievement of performance goals. Performance share awards will be paid within two and one-half months following the year in which the relevant performance period ends. Prior to the issuance of shares of common stock at the end of a performance period, a performance share award will be credited as a bookkeeping entry in the name of the participant in an account we maintain. No shares of common stock will be issued to the participant in respect of a performance share award on the date of an award. A participant will not be the legal or beneficial owner of shares subject to a performance share award and will not have any voting rights or rights to distributions with respect to such shares prior to the issuance of shares at the end of the performance period; *provided* that our Compensation Committee may specify that the participant is entitled to receive dividend equivalents.

Restricted Stock and Restricted Stock Units. Restricted stock awards and restricted stock unit awards may be granted subject to such conditions and restrictions as may be established by our Compensation Committee, and set forth in the applicable agreement or certificate, which may include, but are not limited to, continuous service with Dover, a requirement that a participant pay a purchase price for such award, the achievement of specific performance goals, and/or applicable

securities laws restrictions. Dividends and dividend equivalents will not be paid on a restricted stock award or restricted stock unit award during the restricted period. In the discretion of our Compensation Committee, dividends and dividend equivalents may be credited to a bookkeeping account for a participant for distribution to participant on or after a restricted stock award or restricted stock unit award vests (such dividend equivalents will be payable upon fixed dates or events in accordance with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). An employee who receives an award of restricted stock will not be entitled, during the restricted period, to exercise voting rights with respect to such restricted stock.

Directors' Shares. Non-employee directors of the Company as of November 15 of each year will be granted shares of common stock in a number determined by the Board, equal to the dollar amount of annual compensation to be paid in shares divided by the fair market value of a share of common stock on the grant date. Any non-employee director who serves a partial term will be issued a pro-rated number of shares based on the period of service prior to November 15; *provided* that any director removed for cause by the Board will forfeit the right to receive shares for that year.

Deferred Stock Units. Prior to the first day of the calendar year in which services giving rise to a non-employee director's right to receive directors' shares are performed (or such other date as determined by our Compensation Committee for the year in which an individual first becomes a non-employee director), a director may elect to defer receipt of directors' shares in accordance with such procedures as may from time to time be prescribed by our Compensation Committee. A non-employee director's deferral election will remain in effect and will apply to directors' shares in subsequent years unless and until the director timely revokes the deferral election in accordance with such procedures as our Compensation Committee will determine. If a valid deferral election is filed by a non-employee director, deferred stock units will be credited as a bookkeeping entry in the name of the non-employee director to an account we maintain on the basis of one deferred stock unit for each directors' share deferred. No shares of common stock will be issued to the non-employee director in respect of deferred stock units at the time such shares would be issued absent such deferral. Shares of common stock will be issuable to the non-employee director in a lump sum upon the termination of services as a non-employee director (but only if such termination constitutes a Separation from Service) or if earlier, a specified date elected by the non-employee director at the time of the deferral election. Dividend equivalents will be credited on deferred stock units and distributed at the same time that shares of common stock are delivered to a non-employee director in settlement of the deferred stock units. If a change in the ownership or effective control of Dover or in the ownership of a substantial portion of our assets occurs (as defined in Section 409A of the Internal Revenue Code), deferred stock units will be settled on the date of such change in control by the delivery of shares of common stock.

Minimum Vesting

Any awards that settle in shares of common stock (other than such awards representing a maximum of five percent of the shares of common stock reserved for issuance under the 2021 Plan, as adjusted) may be granted subject to a minimum time-vesting period of at least 12 months, such that no such awards will vest prior to the first anniversary of the applicable grant date.

Performance Goals

Our Compensation Committee may, in its sole discretion, grant an award under the 2021 Plan conditional upon the satisfaction of performance goals during a performance period. Where applicable, the performance goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and the performance goals may be fixed by our Compensation Committee for Dover as a whole or for a subsidiary, division, affiliate, business segment, or business unit, or may be applied to our performance relative to a market index, a group of other companies or a combination thereof, depending on our Compensation Committee's judgment as to what is appropriate. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). The performance goals with respect to a performance period need not be the same for all participants. Performance measures and performance goals may differ from participant to participant and from award to award. Our Compensation Committee will have the authority to make equitable adjustments to the performance goals as it may determine, in its sole discretion.

Treatment Upon Termination of Employment

Except as otherwise determined by our Compensation Committee at the time of grant and set forth in an award agreement, the treatment of awards under the 2021 Plan upon the participant's termination of service will be as follows:

Termination with Cause. All awards will be immediately cancelled and the participant will have no further rights to exercise any options or SSARs.

Termination without Cause; Voluntary Resignation. Other than occurring in connection with a change in control of Dover, as described below, all awards will immediately be forfeited, with vested stock options and SSARs remaining exercisable for three months after the termination date.

Death or Disability. All time-based restricted stock, restricted stock units, options and SSARs will immediately vest, with options and SSARs remaining exercisable for 60 months. All performance-based awards will continue to vest over the performance period, subject to being earned based on actual performance, with cash performance awards pro-rated for the period of service until the termination date.

Retirement; Sale of Business Rule. Under the 2021 Plan, a participant eligible for Normal Retirement, Early Retirement or a termination of employment in connection with the Sale of Business Rule (each term as defined below) will be entitled to continued vesting of time-based restricted stock and restricted stock units, options and SSARs for 12 months in the case of the Sale of Business Rule, 36 months in the case of Early Retirement and 60 months in the case of Normal Retirement. In the case of Normal Retirement, the outstanding performance-based awards for the performance period ending the soonest will continue to vest, subject to the satisfaction of the applicable performance targets. With respect to all other outstanding performance-based awards upon Normal Retirement, and in the case of Early Retirement, outstanding performance-based awards are payable, or otherwise will be cancelled, only at our Compensation Committee's discretion or for persons not subject to Section 16, in the discretion of our CEO. In the case of a termination of employment under the Sale of Business Rule, all performance-based awards for which the performance period has not ended will be cancelled. If a participant eligible for the Sale of Business Rule would also qualify for Normal Retirement or Early Retirement excluding any notice requirements, the Participant shall instead be entitled to the benefits of Normal Retirement or Early Retirement.

Under the 2021 Plan, (i) "Normal Retirement" means termination of employment in good standing after having attained the age of 62, (ii) "Early Retirement" means a termination of employment when the participant has at least 10 years of service with Dover or its affiliate, has attained the age of 55 and complies with certain notice requirements, and (iii) the "Sale of Business Rule" means a termination of employment in good standing due to the sale of stock or assets of the business unit or division by which the participant is employed.

Except as otherwise determined by our Compensation Committee or provided in an award agreement, any person who takes Normal Retirement, Early Retirement or terminates employment under the Sale of Business Rule is deemed to have expressly agreed that he or she will not compete with Dover or any of the companies at which he or she was employed within the three years immediately prior to his or her termination, in the geographic areas in which we or that company actively carried on business at the end of the participant's employment, for which period shall be, (a) with respect to options or SSARs, the additional period allowed the participant for the vesting and exercise of options or SSARs outstanding at termination of employment, (b) with respect to restricted stock or restricted stock unit awards, the period remaining after the participant's termination of employment until the end of the original restricted period for such award, and (c) with respect to cash performance awards and performance share awards granted under the 2021 Plan, the period until the payment date following the end of the last applicable performance period. If the participant fails to comply with the non-compete provision, he or she forfeits any enhanced benefits under the 2021 Plan and must return to Dover the economic value previously realized by reason of such benefits.

Change in Control

Except as otherwise determined by our Compensation Committee at the time of grant and set forth in an award agreement, in the event of a change in control (as defined in the 2021 Plan) with respect to (i) any award that is not assumed, continued or substituted by the surviving or acquiring corporation and (ii) any award that is so assumed, continued or substituted, but during the 24 months period after the change in control the participant's employment or service is terminated without cause or for participant's at the level of senior vice president and above, by the participant for good reason, then:

- Awards will become fully vested and exercisable;

- Performance conditions related to awards will be deemed achieved at the target performance level;
- Awards other than options or SSARs will be settled or paid within 30 days after the applicable vesting date (i.e., the change in control date or the termination date, as applicable); and
- Options and SSARs will be exercisable for their full term.

An award will be considered assumed or substituted in connection with a change in control if, following the change in control, the award is of substantially comparable value and remains subject to the same terms and conditions applicable prior to the change in control; *provided* that performance may be deemed achieved at the greater of target or actual level of performance and may related to shares of publicly traded common stock of the surviving or acquiring entity (or ultimate parent thereof) or any other security or entity determined by our Compensation Committee. In connection with a change in control, our Compensation Committee may, in its discretion, (x) accelerate the vesting or exercisability of, or remove any restrictions, limitations, payment and forfeiture conditions relating to any award, (y) provide that any award may be cancelled in return for the receipt of cash equal to the amount of consideration holders of common stock receive in respect of shares of common stock, or (z) cancel any options or SSARs with an exercise price equal to or greater than the fair market value of consideration received by stockholders in the change in control in respect of a share of common stock.

Plan Term

No award may be granted pursuant to the 2021 Plan on or after May 7, 2031, but awards granted before that time may extend beyond that date in accordance with their terms.

Certain Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences of awards under the 2021 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

Options. An optionee generally will not recognize taxable income upon the grant of a nonqualified stock option. Rather, at the time of exercise of the option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess, if any, of the fair market value of the shares of our common stock purchased over the exercise price. We generally will be entitled to a tax deduction at such time and in the same amount, if any, the optionee recognizes as ordinary income. The optionee's tax basis in any shares of our common stock received upon exercise of an option will be the fair market value of the shares of our common stock on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

Incentive stock options are eligible for favorable federal income tax treatment if certain requirements are satisfied. An incentive stock option must have an option price that is not less than the fair market value of the stock at the time the option is granted, and must be exercisable within ten years from the date of grant. An employee granted an incentive stock option generally does not realize compensation income for federal income tax purposes upon the grant of the option. At the time of exercise of an incentive stock option, no compensation income is realized by the optionee other than tax preference income for purposes of the federal alternative minimum tax on individual income. If the shares of our common stock acquired on exercise of an incentive stock option are held for at least two years after grant of the option and one year after exercise, the excess of the amount realized on the sale over the exercise price will be taxed as capital gain. If the shares of our common stock acquired on exercise of an incentive stock option are disposed of within less than two years after grant or one year of exercise, the optionee will realize taxable compensation income equal to the excess of the fair market value of the shares on the date of exercise or the date of sale, whichever is less, over the exercise price, and any additional amount realized will be taxed as capital gain.

SSARs. A participant who is granted a SSAR generally will not recognize ordinary income upon receipt of the SSAR. Rather, at the time of exercise of such SSAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares of our common stock received. We generally will be entitled to a tax deduction at the same time, and in the same amount that, ordinary income is recognized by such participant. The participant's tax basis in any share of our common stock received upon exercise of a

SSAR will be the fair market value of the share of our common stock on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Stock. A participant generally will not be taxed upon the grant of restricted stock, but rather will recognize ordinary income in an amount equal to the fair market value of the shares of our common stock at the time the shares are no longer subject to a "substantial risk of forfeiture" (within the meaning of the Internal Revenue Code). We generally will be entitled to a deduction at the time when, and in the amount, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant's tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant's holding period for capital gains purposes will begin at that time. Any cash dividends that accrue on the restricted stock before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income) when paid on the vesting date of the underlying restricted shares. Under Section 83(b) of the Internal Revenue Code, a participant may elect to recognize ordinary income at the time the shares of restricted stock are awarded in an amount equal to their fair market value at that time, notwithstanding the fact such shares of restricted stock are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse. The participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant's holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent, ordinary income is recognized by such participant.

Restricted Stock Units/Cash Performance Awards. In general, the grant of restricted stock units (including performance-based restricted stock units or performance shares) and cash performance awards will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award in cash or shares, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction at the same time and in the same amount.

New Plan Benefits

No awards have been granted, and no shares have been issued under the 2021 Plan. Future grants under the 2021 Plan will be made at the discretion of our Compensation Committee and accordingly, are not yet determinable. In addition, the value of the awards granted under the 2021 Plan will depend on a number of factors, including the fair market value of our common stock on future dates and the exercise decisions made by the participants. Consequently, it is not possible to determine the benefits that might be received by participants receiving discretionary grants under the 2021 Plan.

PROPOSAL 2 — ADOPTION OF 2021 OMNIBUS INCENTIVE PLAN

Securities Authorized for Issuance under Equity Compensation Plans

The Equity Compensation Plan Table below presents information regarding our equity compensation plans at December 31, 2020:

PLAN CATEGORY	(a) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS(1)	(b) WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(c) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a))(2)
Equity compensation plans approved by stockholders	3,310,819	$79.36	5,613,856
Equity compensation plans not approved by stockholders	—	—	—
Total	3,310,819	$79.36	5,613,856

(1) Column (a) includes shares issuable pursuant to outstanding SSARs, restricted stock units and performance share awards under the 2012 LTIP and the 2005 Plan. Performance shares are subject to satisfaction of the applicable performance criteria over a three-year performance period. Restricted stock unit and performance share awards are not reflected in the weighted exercise price in column (b) as these awards do not have an exercise price.

(2) Column (c) consists of shares available for future issuance under the Company's 2012 LTIP. Under the 2012 LTIP, the Company may grant options, SSARs, restricted stock or restricted stock units, performance share awards, director shares, or deferred stock units. Under the 2012 LTIP, the number of shares available for issuance will be reduced (i) by one share for each share issued pursuant to options or SSARs and (ii) by three shares for each share of stock issued pursuant to restricted stock, restricted stock unit, performance share, director share, or deferred stock unit awards.

As of December 31, 2020, equity securities have been authorized for issuance to employees and/or non-employee directors under the 2012 LTIP and its predecessor plan, the 2005 Plan. Although the 2005 Plan has expired and no further awards may be granted under the Plan, there remain outstanding stock-settled appreciation rights under the 2005 Plan, which are reflected in Column (a) of the table.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL AND RATIFICATION OF THE DOVER CORPORATION 2021 OMNIBUS INCENTIVE PLAN.

Proposal 3 — Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed the independent registered public accounting firm of PwC to audit the annual accounts of Dover and its subsidiaries for 2021. PwC has audited the financial statements for the Company since 1995. Representatives of PwC are not expected to be present at the Annual Meeting.

Although shareholder ratification of PwC's appointment is not required by Dover's by-laws or otherwise, our Board is submitting the ratification of PwC's appointment for the year 2021 to Dover's shareholders. If the shareholders do not ratify the appointment of PwC, the Audit Committee will reconsider whether or not to retain PwC as Dover's independent registered public accounting firm for the year 2021 but will not be obligated to terminate the appointment. Even if the shareholders ratify the appointment of PwC, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in Dover's interests.

**THE BOARD RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT
OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR 2021.**

Audit Committee Report

The Audit Committee is composed of directors who, in the opinion of the Board, are independent and financially literate under NYSE rules and qualify as audit committee financial experts as defined by the SEC. Information concerning the credentials of the Audit Committee members can be found in the section of this proxy statement entitled "Proposal 1 — Election of Directors".

The Audit Committee operates under a written charter adopted by the Board and available on Dover's website. The Audit Committee assists the Board in overseeing the quality and integrity of Dover's financial statements, compliance with legal and regulatory requirements, the qualifications, performance and independence of the independent auditors, and the performance of the internal audit function.

Among other things, the Audit Committee appoints the Company's independent auditors and is directly involved in the selection of the lead audit engagement partner, discusses with the internal audit function and independent auditors the overall scope and plans for their respective audits, reviews the Company's accounting policies and system of internal controls, reviews significant financial transactions, discusses with management and with the Board processes relating to risk management, pre-approves audit and permissible non-audit services provided by the independent auditors, and approves all fees paid to the independent auditors for such services.

For 2020, the Audit Committee engaged the independent registered public accounting firm PwC as Dover's independent auditor. In selecting PwC, the Audit Committee considered, among other things: the experience and qualifications of the lead audit partner and other senior members of the PwC team; PwC's historical performance on Dover's audit and the quality of its communications with the Audit Committee; the results of the most recent internal quality control review or Public Company Accounting Oversight Board ("PCAOB") inspection; PwC's independence; its reputation for integrity and competence in the fields of accounting and auditing; the appropriateness of its fees; and its tenure as Dover's independent auditors, including its understanding of the Company's global businesses, accounting policies and practices, and internal control over financial reporting.

The Audit Committee discussed with PwC the overall scope and plans for the audit of Dover's 2020 financial statements. The Audit Committee met with PwC, with and without management present, to discuss the results of PwC's examination, their assessment of internal controls and the overall quality of financial reporting.

The Audit Committee reviewed and discussed, with both the management of Dover and PwC, Dover's 2020 audited financial statements, including a discussion of critical accounting policies, the quality, not just the acceptability, of the accounting principles followed, the reasonableness of significant judgments reflected in such financial statements and the clarity of disclosures in the financial statements. The Audit Committee met a total of eight times in 2020 and 2021 to discuss 2020 quarterly and full-year financial results and related disclosures.

The Audit Committee has received the written disclosures and the Rule 3526 letter from PwC required by the applicable requirements of PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and discussed with PwC its independence, including the impact of any relationships or permitted non-auditing services on PwC's independence. The Audit Committee also discussed with PwC the matters required to be discussed under PCAOB Auditing Standard No. 1301. The Audit Committee has also received written materials addressing PwC's internal control procedures and other matters required by NYSE listing standards.

Based upon the review and discussions referred to above, the Audit Committee recommended that the audited financial statements for the year ended December 31, 2020 be included in Dover's Annual Report on Form 10-K.

Audit Committee:

Stephen M. Todd (Chair)
Deborah L. DeHaas
H. John Gilbertson, Jr.
Eric A. Spiegel
Stephen K. Wagner

This report does not constitute "soliciting material" and shall not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent we specifically incorporate this report by reference, and shall not otherwise be deemed filed under such Acts.

Fees Paid to Independent Registered Public Accounting Firm

Fees paid to, or accrued for, PwC for services to us and our subsidiaries for 2020 and 2019 (including reimbursable expenses) were as follows:

	2020		2019	
AUDIT FEES	$	7,697,324	$	8,561,503
AUDIT-RELATED FEES	$	41,880	$	23,850
TAX FEES	$	173,305	$	174,439
ALL OTHER FEES	$	12,476	$	689,979
TOTAL	$	7,924,985	$	9,449,771

Audit Fees. Audit fees include fees for audit or review services in accordance with generally accepted auditing standards of our consolidated financial statements (including internal control over financial reporting), statutory and subsidiary audits and review of documents filed with the SEC.

Audit-Related Fees. Audit-related fees include fees for assurance and related services that are reasonably related to the audit of our financial statements, such as consultations concerning the accounting and disclosure treatment of events and the impact of final or proposed rules and standards.

Tax Fees. Tax fees include fees for services that are performed by professional tax staff other than in connection with the audit. These services include tax compliance, consulting and advisory services.

All Other Fees. Other fees include fees for non-audit services not listed above that do not impair the independence of the auditor and are not prohibited by the SEC or PCAOB.

Pre-Approval of Services Provided by Independent Registered Public Accounting Firm

Consistent with its charter and applicable SEC rules, our Audit Committee pre-approves all audit and permissible non-audit services provided by PwC to us and our subsidiaries. With respect to certain services which PwC has traditionally provided, the Audit Committee has adopted specific pre-approval policies and procedures. In developing these policies and procedures, the Audit Committee considered the need to ensure the independence of PwC while recognizing that, in certain situations, PwC may possess the expertise and be in the best position to advise us and our subsidiaries on issues and matters other than accounting and auditing.

The policies and procedures adopted by the Audit Committee allow the pre-approval by the Audit Committee of permissible audit-related services, non-audit-related services and tax services. Under the policies and procedures, pre-approval is generally provided for up to one year and any general pre-approval is detailed as to the particular services or category of services and is subject to a specific budget for each of them. The policies and procedures require that any other services be expressly and separately approved by the Audit Committee prior to such services being performed by the independent auditors. In addition, pre-approved services which are expected to exceed the budgeted amount included in a general pre-approval require separate, specific pre-approval. For each proposed service, the independent auditors and management are required to provide detailed information to the Audit Committee at the time of approval. The Audit Committee considers whether each pre-approved service is consistent with the SEC's rules and regulations on auditor independence.

All audit-related and non-audit-related services of PwC during 2020 listed above under "Fees Paid to Independent Registered Public Accounting Firm" were pre-approved specifically or pursuant to the procedures outlined above. With respect to any tax services provided by PwC, PwC provided to the Audit Committee the communications required under PCAOB Rule 3524.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our compensation program and how it operates for our NEOs. Our NEOs for 2020 are:

NAMED EXECUTIVE OFFICERS	
RICHARD J. TOBIN	President & CEO
BRAD M. CEREPAK	Senior Vice President & CFO
GIRISH JUNEJA	Senior Vice President & Chief Digital Officer
IVONNE M. CABRERA	Senior Vice President & General Counsel
DAVID J. MALINAS	Senior Vice President, Operations

Executive Summary

Our compensation program is based on a pay-for-performance philosophy and is designed to incent executives to achieve financial and strategic goals that are aligned with the Company's long-term business strategy and the creation of sustained, long-term value for our shareholders.

2020 Performance Overview

In 2020, the COVID-19 pandemic disrupted the global economy and adversely impacted our business, including demand for our products across multiple end-markets as well as our supply chain and operations. As we navigated through these challenges, our foremost focus was on ensuring the health and safety of our employees. We mobilized a central crisis response team to implement emergency health and safety protocols across our facilities and, with active oversight on the part of our Board, continuously monitored and responded to evolving health and safety matters, the issuance of guidance by public health authorities and government mandates in response to the pandemic, and the impact of the pandemic on our suppliers and customers. Due to the extraordinary efforts of leadership teams across our enterprise, the proactive engagement of our employees in our mission to protect health and safety and to remain operational to the extent safely feasible in order to continue to support our customers serving essential societal functions, and the resilience of our diverse portfolio, we delivered solid results despite the significant economic and operational effects of the pandemic. In this environment, we remained committed to our strategic initiatives which are centered on continually improving efficiency and profitability by advancing operational excellence and executing on our strategic center-led initiatives, supporting long-term growth through investments in innovation, commercial excellence and capacity expansion, among others, and deploying capital towards enhancing the long-term health of our portfolio and providing attractive returns to our shareholders.

Business Resilience
- ✓ Demonstrated improved business resilience with a revenue decline of 6% (6.6% organic) in 2020, which compares favorably to performance in prior economic downturns (double-digit declines) and 2020 median performance of our proxy peer group (-7.4% revenue decline)
- ✓ GAAP earnings increased by 1% while adjusted earnings declined by 5%, reflecting improved earnings margin
- ✓ GAAP EPS increased by 2% while adjusted EPS decreased by 4%

Enhanced Profitability and Cash Flow
- ✓ Protected earnings margin on lower volume, increasing segment earnings (EBIT) margin by 50bps and adjusted segment earnings margin by 10bps
- ✓ Generated free cash flow of $939.1 million, an increase of 24% compared to the prior year, representing 14.1% of revenue and 137.4% of earnings from continuing operations
- ✓ Contributed to improved profitability and long-term outlook for our businesses by progressing significantly on our center-led digital, operational, and shared back office and engineering strategic initiatives

Disciplined, growth-oriented and shareholder-friendly capital allocation
- ✓ Invested in capacity expansions and productivity improvements, including a greenfield facility expansion for our growing biopharma business, and a production automation initiative for our food refrigeration business
- ✓ Made six strategic bolt-on acquisitions for aggregate consideration of $335.8 million, net of cash acquired, posting the highest number and volume of acquisitions since 2016
- ✓ Increased our quarterly dividend, marking our 65th consecutive year of per share dividend increases
- ✓ Completed $106.3 million of opportunistic share repurchases in 2020 after a temporary suspension of repurchase activity due to business uncertainty related to COVID-19

COMPENSATION DISCUSSION AND ANALYSIS

Success on Key Metrics (2018-2020)

Revenue ($B) and Adj. Segment EBIT Margin[1]

Portfolio resilience drove 2020 adjusted segment EBIT margin accretion and limited organic revenue[1] decline to 6.6% despite COVID-driven global recession



Free Cash Flow[1] ($B)

Improved from 8.8% of revenue in '18 to 14.1% in '20



Earnings Per Share[1]

6.8% annualized '18-'20 growth



Cumulative Total Shareholder Return[2]



(1) Definitions and reconciliations of non-GAAP measures are included at the end of this proxy statement.
(2) Source: Capital IQ

2020 Pay Decisions Align with Dover's Performance

Our compensation program structure is designed to align pay outcomes with our shareholders' experience by emphasizing variable, at-risk pay for our management team, including the NEOs, through our AIP and long-term incentive program.

In fiscal 2020, we took many measures to help mitigate the negative financial impact caused by the pandemic, including delaying the effectiveness of annual salary increases for our management team, including the NEOs, from April 1, 2020 to July 1, 2020 with no retroactive pay. We were able to deliver solid financial results despite the COVID-19 pandemic, and in the challenging environment, our NEOs made significant progress against their predefined individual strategic objectives under the AIP. After considering the Company's performance in a very challenging environment, our Compensation Committee approved an adjusted Financial Objectives Factor under the AIP of 75% for our management team, including the NEOs. See pages 62 through 63 for a discussion of the factors considered in making the adjustment.

Our Compensation Committee did not make any adjustments under our long-term incentive program in response to the COVID-19 pandemic. Consistent with our value creation over the three-year performance period (2018-2020), the performance shares that vested in 2020 based on our historic internal TSR metric had a payout percentage of 193% for our NEOs.

Say on Pay Vote Results and Shareholder Engagement

96% Say on Pay support	59% Shares Outstanding Contacted	31% Shares Engaged

Our Board has a strong history of engaging with shareholders and soliciting feedback on a range of topics, including our executive compensation program. Historically, our program has received strong shareholder support as expressed during our one-on-one engagement discussions with shareholders and through our Say on Pay vote levels. However, in 2019, approximately 67% of the Say on Pay votes cast were in support of the Company (down from more than 96% in each of the four preceding years). Following the 2019 annual meeting of shareholders, our Compensation Committee implemented meaningful changes to our program for 2020 after we conducted several rounds of engagement, reviewed market practices, and reflected on the elements of our program and how they align with our business objectives and long-term shareholder value creation. These changes included presenting additional detail in our proxy statement regarding the weighting, nature, and performance outcomes for the individual strategic objectives in our AIP and improved disclosure regarding the threshold, target, and maximum levels for the financial goals in our AIP. For LTIP awards made in 2020, we increased the proportion of awards dedicated to performance shares and shifted to relative TSR from internal TSR as the performance metric for performance shares. In addition, we continued to include the effective oversight and management of ESG matters as a strategic objective for our CEO under the AIP and adopted a comprehensive clawback policy. Reflecting the positive changes made by our Compensation Committee in response to shareholder feedback, our Say on Pay vote once again received strong shareholder support of 96% at the 2020 annual meeting of shareholders.

In 2020, we continued our shareholder engagement program. We reached out to holders of over 56% of our outstanding shares and engaged with governance professionals and/or portfolio managers of investors holding approximately 31% of our outstanding shares. In addition to the governance topics detailed earlier in this proxy statement, we had thoughtful discussions with our shareholders regarding our compensation program. Shareholders told us they believe our pay practices are aligned with our pay-for-performance philosophy and were generally supportive of potential adjustments to executive compensation related to the COVID-19 pandemic. The Compensation Committee will continue to consider feedback from shareholders, as well as the results from future shareholder advisory votes, in its ongoing evaluation of executive compensation programs and practices at Dover.

Dover's Alignment with Leading Compensation Governance Practices

WHAT WE DO	WHAT WE DON'T DO
✓ The majority of target NEO pay opportunity is performance based (75% for the CEO; 61% for the other NEOs)	✗ No tax gross ups
✓ A significant portion of target NEO pay opportunity is tied to Dover stock performance (72% for the CEO; 48% for the other NEOs)	✗ No repricing, reloads, or exchanges of SSARs
✓ Robust engagement with shareholders to seek feedback on executive compensation programs	✗ No SSARs granted below fair market value
✓ Compensation program includes ESG objective	✗ No hedging or pledging of Dover securities by executives, including margin loans
✓ All long-term incentives are paid in stock, not cash	✗ No dividends are paid on performance shares or RSUs during the earning or vesting period. Dividend equivalents are accrued on RSUs, but are only paid if the RSUs vest
✓ Executives must hold significant amounts of Dover stock: five-times salary for the CEO, three-times for other NEOs	✗ No special executive retirement arrangements
✓ All long-term incentives are earned or vest over three years	✗ No substantial executive perquisites, nor do we own or operate any corporate aircraft
✓ Change in control provisions require double trigger	
✓ Comprehensive clawback policy	
✓ Executives participate in benefit and employee programs on the same basis as other Dover employees	
✓ Our Compensation Committee retains its own independent consultant	
✓ Annual compensation risk assessment	

Compensation Principles

Guiding Principles for Dover's Executive Compensation Program

Pay-for-Performance	• Incent executives to achieve financial and strategic goals that are aligned with our long-term business strategy and the creation of sustained, long-term value creation for our shareholders
Competitive Compensation	• Attract and retain highly qualified executives capable of leading our business and executing our long-term strategy • Maintain a high level of executive engagement to drive performance

Based on these principles, these were the key elements of our program in 2020:

✓ Financial metrics that are clearly linked to the creation of shareholder value: adjusted earnings, revenue, and three-year relative TSR.

✓ A focus on our business strategy to ensure our long-term compensation program aligns the interests of our executives with those of our shareholders by placing an emphasis on performance-based stock compensation.

✓ An annual review by our Compensation Committee of executive compensation levels and the components of our program.

✓ A reference to the median of our peer group for total direct compensation, with consideration for internal pay equity, sustained performance, specific responsibilities, and experience with comparable market talent.

✓ Total compensation opportunities designed so that the large majority of compensation is variable and at-risk based on financial, strategic, operational, and share price performance.

✓ An annual cash bonus plan (the AIP) designed to reward annual financial performance and the attainment of well-defined strategic objectives that the Board believes will assure the long-term success of Dover.

✓ Executive benefits and programs that are consistent with those offered to other employees. We provide substantially no executive perquisites, nor do we own or operate any corporate aircraft.

Compensation Process

Setting Executive Compensation — Roles

The process for determining our compensation program structure and payouts involves the dedicated participation of our Compensation Committee, the independent directors of the Board, the CEO, and our Compensation Committee's independent consultant. The roles of each in making compensation decisions are:

Compensation Committee

- Oversee the development and administration of our compensation and benefits policies and programs.
- Evaluate and approve the performance of the CEO and each NEO against specified individual strategic objectives, set at the beginning of the year.
- Review and approve performance measures, weightings, and strategic goals for the annual and long-term incentive plans in the context of our business strategy.
- Formulate the compensation recommendations for our CEO and present to the independent directors for approval.
- Approve all compensation recommendations for direct reports to our CEO.
- Review shareholder feedback and integrate into decision-making framework for compensation program structure.

Independent Directors

- Review the performance of our CEO mid-year and following the end of the fiscal year.
- Provide vital feedback to our CEO about his performance and opportunities for improvement.
- Review the recommendation of the Compensation Committee and, together with the Committee, determine the compensation of our CEO.

CEO

- Recommend to the Compensation Committee salaries, annual incentive awards, and long-term incentive awards for his direct reports, including other NEOs.
- Provide assessment of each officer's performance including progress against strategic objectives, the performance of the individual's function, and employee retention considerations.
- Play no role in matters affecting his own compensation other than providing the independent directors with a written self-assessment of his performance.

Independent Compensation Consultant

- Provide the Compensation Committee with an evaluation of the market competitiveness of our executive compensation packages, an assessment of pay in relation to performance and input into CEO and other executive pay decisions.
- Provide additional input on other compensation related matters at the request of the Compensation Committee.
- Report directly to the Compensation Committee, which may replace the firm or hire additional consultants at any time.
- Attend meetings of the Compensation Committee upon request and communicate with the Committee Chair between meetings.

Setting Executive Compensation – Timeline

The process for making executive compensation decisions for 2020 began with goal setting at the beginning of the year and concluded with the actual compensation payout decisions in early 2020. As described below, this year-long process integrates key factors, such as Dover's business strategy, our annual budget, and market compensation data.



February 2020
- Compensation Committee and the independent directors reviewed and approved the 2020 financial performance targets for the AIP, taking into account our business strategy, and approved the CEO's 2020 strategic objectives
- The CEO thereafter approved the strategic objectives for each of his direct reports, including the NEOs, cascading his goals where appropriate to each executive

March 2020
- As one of many measures taken to mitigate the negative financial impact caused by the COVID-19 pandemic, annual salary increases for our management team, including the NEOs, were delayed from April 1, 2020 to July 1, 2020 with no retroactive pay

August 2020
- Compensation Committee, including the independent Chair of the Board, provided the CEO with a mid-year performance assessment

November 2020
- Compensation Committee reviewed and considered market compensation data and executive compensation trend information from its independent consultant
- The Committee also reviewed tally sheets to analyze the full cost of each executive's compensation and benefits package, share ownership levels, realized pay, and payouts under different termination scenarios

January 2020
- Compensation Committee and the other independent directors of the Board met to discuss and evaluate the CEO's performance

February 2021
- Compensation Committee reviewed with the CEO the financial and strategic performance of each direct report, along with proposed pay actions
- The Committee certified the performance results for the AIP and performance shares
- The Committee considered the negative impacts of the pandemic on our results and discussed alternatives to address the corresponding impact on remuneration under our annual and long-term incentive plans
- After considering the extraordinary efforts made across the Company to navigate the unprecedented challenges of the pandemic while executing on strategy, the Committee determined that an adjustment to the financial objectives factor under the AIP was consistent with our performance-oriented culture
- The Committee did not make any adjustments under our long-term incentive program in response to the pandemic
- After discussion, the Committee approved pay actions for each CEO direct report
- The Committee developed its CEO pay proposal which was then discussed with the independent directors, and together they determined the pay actions for the CEO

Executive Compensation Program Peer Group

For assessing executive pay programs and levels, the Compensation Committee selected a group of companies that are similar to Dover in terms of end markets, complexity, revenues and market capitalization. In 2020, with the help of its independent consultant, the Compensation Committee reviewed the peer group and made no changes to the group.

| COMPANY | FINANCIAL CONSIDERATIONS (IN USD MILLIONS) | | | QUALITATIVE CONSIDERATIONS | | |
	2020 REVENUE	2020 MARKET CAP(1)	INDUSTRY	>20% GLOBAL REVENUES	DOVER-LIKE STRUCTURE	SAME ANALYST COVERAGE(2)
CARLISLE COMPANIES	$ 4,245	$ 8,287	Industrial Conglomerates	✗	✗	
COLFAX CORPORATION	$ 3,071	$ 4,530	Industrial Machinery	✗	✗	✗
CORNING INCORPORATED	$ 11,303	$ 27,533	Electrical Equipment	✗		✗
EATON CORPORATION	$ 17,858	$ 48,092	Electrical Equipment	✗	✗	✗
EMERSON ELECTRIC CO.	$ 16,785	$ 48,179	Electrical Equipment	✗	✗	✗
FLOWSERVE CORPORATION	$ 3,728	$ 4,800	Machinery	✗		✗
FORTIVE CORPORATION	$ 4,634	$ 23,880	Industrial Machinery	✗	✗	✗
ILLINOIS TOOL WORKS INC.	$ 12,574	$ 64,532	Machinery	✗	✗	✗
INGERSOLL-RAND PLC	$ 4,910	$ 19,028	Machinery	✗	✗	✗
PARKER-HANNIFIN CORPORATION	$ 13,696	$ 35,086	Machinery	✗		✗
ROCKWELL AUTOMATION INC.	$ 6,330	$ 29,137	Electrical Equipment	✗		✗
ROPER INDUSTRIES INC.	$ 5,527	$ 45,209	Industrial Conglomerates	✗	✗	✗
SNAP-ON INCORPORATED	$ 3,942	$ 9,278	Industrial Machinery	✗		
STANLEY BLACK & DECKER, INC.	$ 14,535	$ 28,609	Industrial Machinery	✗		✗
TEXTRON INC.	$ 11,651	$ 11,062	Aerospace & Defense	✗	✗	
XYLEM, INC.	$ 4,876	$ 18,346	Industrial Machinery	✗		✗
75TH PERCENTILE	$ 12,854	$ 37,617				
MEDIAN	$ 5,928	$ 25,707				
25TH PERCENTILE	$ 4,537	$ 10,616				
DOVER	$ 6,684	$ 18,193				

(1) As of 12/31/2020.

(2) "Same analyst coverage" means company is covered by at least five of the analysts that cover Dover.

Role of Internal Equity in Setting Executive Compensation

Management and our Compensation Committee consider both market benchmarks (i.e., external competitiveness), as well as the impact each executive role has relative to internal peers (i.e., internal equity), in establishing the executive pay structures used to govern pay.

Role of the Independent Compensation Consultant

Our Compensation Committee has the authority and discretion to retain external compensation consultants as it deems appropriate. Our Compensation Committee has adopted a policy to ensure the continuing independence and accountability to the committee of any advisor hired to assist the committee in the discharge of its duties. The policy formalizes the independent relationship between the Compensation Committee's advisor and Dover, while permitting management limited ability to access the advisor's knowledge of Dover for compensation matters. Under the policy, our Compensation Committee will annually review and pre-approve the services that may be provided to management by the independent advisor without further Compensation Committee approval. Compensation Committee approval is required prior to Dover retaining the independent advisor for any executive compensation services or other consulting services or products above an aggregate annual limit of $50,000.

In September 2020, our Compensation Committee retained Meridian Compensation Partners, LLC ("Meridian") to serve as its new independent compensation consultant. Meridian does no other work for and has no other relationships with Dover. Meridian is focused on executive compensation and does not have departments, groups, or affiliates that provide services other than those related to executive compensation and benefits. Prior to engaging Meridian, our Compensation Committee had retained Semler Brossy Consulting Group, LLC ("Semler Brossy") as its independent compensation consultant.

Our Compensation Committee looks to its consultant to periodically review and advise regarding the adequacy and appropriateness of our overall executive compensation plans, programs, and practices and, from time to time, to answer specific questions raised by our Compensation Committee or management. Compensation decisions are made by, and are the responsibility of, our Compensation Committee and our Board, and may reflect factors and considerations other than the information and recommendations provided by our Compensation Committee's consultant.

To ensure independence of the compensation consultant, the consultant reports directly to the Chair of our Compensation Committee and works specifically for the Compensation Committee solely on compensation and benefits.

Neither Semler Brossy nor Meridian engaged in any projects for management in 2020. In early 2020, our Compensation Committee assessed the independence of Semler Brossy and concluded that its work for the Committee did not raise any conflict of interest. Prior to engaging Meridian, our Compensation Committee confirmed Meridian's independence under the same standards and concluded that its work for the Committee does not raise any conflict of interest.

Elements of Executive Compensation

Variable, Performance-Based Compensation Program Structure Drives Pay-For-Performance Alignment

The pay packages of Dover executives consist predominantly of incentive-based pay, both annual and long-term. Each of the compensation components has a specific role in the overall design of our executive pay program. While the components are designed to be mutually reinforcing, care is taken to minimize overlap between them. The following table provides an overview of the 2020 compensation program structure.

Component	Pay Element	2020 Metrics & Weighting	Objectives
Base Salary	**Cash**	▪ Benchmark: Peer group median	▪ Attract and retain qualified executives

Annual Incentive Plan (AIP)	**Cash**	▪ 60% Financial Results:
		   ◦ Adj. Earnings (60%)
		   ◦ Revenue (40%)
		▪ 40% Individual Strategic Objectives
		   ◦ ESG oversight included in CEO and select NEO individual strategic objectives
			▪ Intended to drive profitability, growth, and progress against strategy
			▪ Individual objectives are focused on a limited and measurable set of goals to benefit shareholders over the long-term
			▪ Including ESG oversight in objectives establishes clear tone at the top regarding the importance of ESG

Long-Term Incentive Plan	**Performance Shares**	▪ 40% LTIP weighting ▪ Performance Criteria: 3-Year relative TSR with the S&P 500 Industrials index as the benchmark	▪ Focus executives on shareholder value creation ▪ Relative TSR closely aligns our executive-level measurement system with the experience of shareholders
	SSARs	▪ 40% LTIP Weighting ▪ Performance Criteria: Dover stock price, exercisable three years after grant date and remain exercisable for another seven years (subject to 10-year stock price movement)	▪ Focus executives on share price appreciation ▪ SSARs are an important component of our program, reflecting input from investors, many of whom acknowledge the role SSARs play in emphasizing growth and go-forward value creation
	RSUs	▪ 20% LTIP weighting ▪ Performance Criteria: Dover stock price; awards vest ratably over three years	▪ Retention, ownership, and full alignment with the shareholder experience
Benefits	**Consistent with other similarly situated employees**		

2020 Target Pay Mix

The ratio between fixed and variable pay varies by executive level, but for the CEO and his direct reports, including the NEOs, we believe it is appropriate that the vast majority of the compensation should be “at risk” incentive-based pay as shown in the chart below. Additionally, we believe that incentive pay should be heavily weighted toward long-term performance and tied to share performance, with the annual incentives focused on key short-term drivers and progress on strategy.


2020 TARGET CEO PAY MIX
Base Salary 11%
Long Term - RSUs 14%
Annual Incentives 17%
Long Term - SSARs 29%
Long Term - Perf. Shares 29%
Performance Based 75%


2020 TARGET OTHER NEO PAY MIX
Base Salary 29%
Long Term - RSUs 10%
Annual Incentives 23%
Long Term - SSARs 19%
Long Term - Perf. Shares 19%
Performance Based 61%

COMPENSATION DISCUSSION AND ANALYSIS

Pay-for-Performance Philosophy

Our Compensation Committee remains fully committed to its pay-for-performance philosophy. Dover's record of long-term value creation is shown in the graphs below.

Long-Term Track Record of Producing Shareholder Value (TSR)[1,2]


1 year
3 years
5 years
10 years
DOVER
Proxy Peer Group Median
S&P 500
S&P 500 Industrials
12%
14%
18%
11%
18%
9%
14%
8%
23%
16%
15%
12%
15%
13%
14%
12%

Note : These figures represent annualized returns.

1) End date for returns period is December 31, 2020.
2) Annualized Total Shareholder Return including dividends and spin-offs. Fortive Corporation went public in July 2016 and Xylem, Inc. went public in Oct 2011; stocks are excluded from periods prior to go public dates. Ingersoll-Rand PLC data reflects TSR pre-merger with Gardner Denver Holdings, Inc.

DOV TSR vs. Proxy Peer Group Since CEO Start Date[1]


80%
60%
40%
20%
0%
-20%
-40%
DOV
ETN
PH
ROP
ROK
ITW
CSL
S&P 500
XYL
IR
GLW
SWK
EMR
SNA
CFX
FTV
FLS
TXT

1) CEO start date of April 30, 2018. End date for returns period is December 31, 2020.

Annual Incentive Plan Compensation

An annual bonus may be earned each year based on an NEO's performance against objectives tied to our financial performance as well as individual strategic goals. Each NEO's bonus target amount is determined in reference to market benchmarking and according to the scope and complexity of the NEO's functional responsibilities, overall impact on our results, strategic leadership, and managerial responsibility. We believe that balancing the measurement of performance for the annual bonus between financial and strategic objectives is important in mitigating risk and executing on our long-term strategy for value creation.

Each executive officer is eligible for a bonus equal to his or her base salary multiplied by his or her target award percentage multiplied by the Overall Payout Factor (which is the sum of the Financial Objectives Factor (weighted 60%) and the Strategic Objectives Factor (weighted 40%)).



2020 AIP Financial Objectives Factor – Targets

In setting the financial objectives, our Compensation Committee considered our annual budget, operational priorities, plans for capital allocation, historical performance, and external factors, among other things. The target performance levels for the financial objectives were established at the beginning of the fiscal year prior to the COVID-19 pandemic. For each measure, our Compensation Committee established threshold, target, and maximum levels of performance, as well as a payout percentage curve that relates each level of performance to a payout percentage.

Threshold and maximum performance levels are set at 80% and 120%, respectively, of target. There is no payout on the Financial Objectives Factor if performance is below the threshold. At threshold, the payout percentage curve begins at 0.1%. If performance is at the target level, the payout percentage is 100%. For performance at or above the maximum level of achievement, the payout percentage is capped at 200%.

The financial objectives measures as originally established by our Compensation Committee were adjusted to exclude forecasted performance contributions from AMS Chino following its sale on March 6, 2020, and to include forecasted contributions from the acquisitions of Sys-Tech Solutions, Inc. on January 24, 2020, So. Cal. Soft-Pak, Incorporated Software Solutions on February 18, 2020, Em-tec GmbH on April 30, 2020, and Solaris Laser S.A. on August 20, 2020.

COMPENSATION DISCUSSION AND ANALYSIS

2020 AIP Financial Objectives Factor – Results and COVID-19 Adjustment

Following the end of 2020, we calculated the Financial Objectives Factor as follows:

	2020 AIP FINANCIAL OBJECTIVES RESULTS (in millions)				
	TARGET PERFORMANCE LEVEL	**ACTUAL PERFORMANCE LEVEL**	**PAYOUT% (BEFORE WEIGHTING)**	**WEIGHTING OF MEASURE**	**WEIGHTED PAYOUT%**
Revenue	$7,331	$6,684	61%	40%	24%
Adjusted Earnings[1]	$921	$824	52%	60%	31%
			Financial Objectives Factor		55%

Performance Payout Curve			
		PERFORMANCE LEVEL	**PAYOUT PERCENTAGE**
	Threshold	>80%	0.1%
	Target	100%	100%
	Maximum	120%	200%

(1) *Definitions and reconciliations of non-GAAP measures are included at the end of this proxy statement.*

After considering the factors below, and in light of our strong relative performance in 2020 despite the effects of the COVID-19 pandemic, our Compensation Committee determined that adjusting the Financial Objectives Factor from 55% to 75% would be consistent with our pay-for-performance orientation. The Committee also considered that the adjustment would help ensure that the pandemic's unprecedented impact on the global economy and our financial results, which was not anticipated when financial performance targets were set in early 2020, would not unduly penalize our management teams. The Committee believes that the adjustment was appropriate to recognize the performance results delivered for the year and the extraordinary efforts taken to navigate the challenges posed by the pandemic in order to protect our employees, maintain supply to our customers, and ensure our ability to continue to create sustained value for shareholders.

- **Strong Crisis Response**. Early in 2020, we **mobilized a central crisis response team** comprised of our senior leaders to proactively manage the impact of the COVID-19 pandemic on our businesses. The response team **continuously monitored and responded** to evolving health and safety considerations, operational challenges, and other critical impacts across our portfolio while **continuing to execute on our strategy**.

- **Dedication to Employee Wellbeing**. Our foremost focus has been on the health and safety of our employees. We **quickly implemented centralized response protocols** across our facilities with a primary focus on ensuring the health and safety of our employees. We **closely monitored the risks posed by COVID-19** and continuously adjusted our practices accordingly.

- **Contribution to the Fight Against the COVID-19 Pandemic**. We consider our companies to be **essential suppliers** to our customers and business partners as we provide products and services on which **our customers and broader society rely upon daily to support crucial functions** such as food packaging and food retail, retail fueling, and waste removal. We also provide equipment and components used in producing ventilators and hospital beds, for sanitization, and in medical research and in the development of vaccines and other biopharmaceutical therapies. Most of our U.S. and global facilities **remained substantially operational during the outbreak so we could continue to supply directly into these critical areas**.

- **Prudence on Executive Pay**. There were **no special awards** – for either retention or other purposes – provided to our management team, including the NEOs, to offset the impact of the crisis. In addition, no adjustments were made under our long-term incentive program in response to the COVID-19 pandemic. We also **delayed annual salary increases** for our management team, including the NEOs, from April 1, 2020 to July 1, 2020 with no retroactive pay.

- **Total Shareholder Return**. Despite the impacts of the pandemic, we delivered **strong total shareholder return** that was up 12% for the fiscal year.

- **Actual Achievement of Financial Objectives Was Above Threshold**. Despite the very challenging year, actual performance for the financial objectives established under the AIP prior to the COVID-19 pandemic was **above the threshold performance level**.

2020 AIP Individual Strategic Objectives Factor

The Strategic Objective Factor is based on the achievement of individual strategic objectives designed to create long-term value for our shareholders. The strategic objectives for the CEO were developed by our Compensation Committee at the beginning of the year, approved by our independent directors, and communicated to the CEO in February. The individual strategic objectives were based on specific strategic initiatives that the Board and management agreed were important to achieve in 2020. These objectives were cascaded to the CEO's direct reports, as appropriate, based on their responsibilities or business portfolio. The Board monitored progress on the CEO's strategic objectives and, following the end of the year, reviewed the CEO's performance against these objectives when determining his annual bonus.

Following the end of 2020, our Compensation Committee determined for each NEO a Strategic Objectives Factor between 0% and 200%. Our Compensation Committee believes such judgment is an important risk-mitigating element to our compensation program and provides an opportunity to further align executive compensation with long-term value creation. To make this determination, our Compensation Committee took into account each executive's execution against his or her personal strategic objectives for the year and the executive's overall performance for the year.

COMPENSATION DISCUSSION AND ANALYSIS

Strategic Objectives Factor — CEO

The table below summarizes the individual strategic objectives, weightings, and results the Compensation Committee considered for our CEO in determining his Strategic Objectives Factor for 2020.

In addition, the Compensation Committee considered Mr. Tobin's leadership role in guiding our strong and consistent financial performance in fiscal 2020 despite the unprecedented rapid downturn of global markets related to the COVID-19 pandemic; his disciplined management of our business and operations and mobilization of our global leadership to address the challenges presented by the COVID-19 pandemic; his actions in ensuring employees had a safe working environment while continuing operations to support critical industries; and his execution of cost containment actions to help mitigate the impact of the pandemic. As shown on page 60, since Mr. Tobin became our CEO on April 30, 2018, we have delivered total shareholder return of more than 79%, placing us at the top of our proxy peer group.

Strategic Objectives & Accomplishments – Richard J. Tobin (President & CEO)
Capital Structure (20%) – Design capital structure to support strategy
✓ Developed a three-year capital structure plan to support our capital allocation priorities (organic investments, strategic acquisitions, and the return of capital to our shareholders)
Portfolio Management (20%) – Maximize the value of Dover's portfolio
✓ Continued to effectively deploy capital to increase the value of our portfolio including through acquisitions and investments in organic growth   ✓ Successfully oversaw the integration of several recent acquisitions
Capital Markets (20%) – Articulate clear long-term strategy to investors
✓ Pursued active engagement with investors regarding our long-term strategy execution and value-creation priorities
Talent Management & Workforce Diversity (20%) – Attract, engage, and develop talent
✓ Developed a comprehensive multi-year strategy to help ensure that our culture continues to take an inclusive approach that values diversity   ✓ Led the development of the next generation of Dover leaders to ensure a robust talent pipeline and strong succession planning
ESG (20%) – Implement multi-year ESG strategy
✓ Successfully implemented the first year of a multi-year ESG strategic plan by developing a strong ESG program and significantly enhancing the scope and robustness of our ESG practices and disclosures

Our Compensation Committee evaluated Mr. Tobin's achievements against his strategic objectives and assigned him a Strategic Objectives Factor of 120%.

COMPENSATION DISCUSSION AND ANALYSIS

Strategic Objectives Factor -- Other NEOs

The following table summarizes the individual strategic objectives the Compensation Committee considered for our other NEOs in determining their respective Strategic Objectives Factors for 2020.

Brad M. Cerepak (Senior Vice President & CFO)
Mr. Cerepak's strategic objectives were focused on corporate strategy (20% weighting), shareholder relations (20% weighting), capital structure analysis (20%), finance transformation (20% weighting), and internal control environment (20% weighting). Our Compensation Committee considered his: (1) efforts to ensure our financial liquidity and cash flow amid the market disruption caused by the COVID-19 pandemic; (2) role in assessing our portfolio of businesses and evaluating options for capital deployment; (3) focus on enhancing shareholder communications; (4) efforts to support the development of our three-year capital structure plan; (5) continued commitment to optimizing the structure of our finance team and improving process efficiency of shared services; and (6) enhancements to our internal controls environment.
Girish Juneja (Senior Vice President & Chief Digital Officer)
Mr. Juneja's strategic objectives were focused on digital customer experience (30% weighting), product development (30% weighting), cost reduction (20% weighting), digital strategy (10% weighting), data security (5% weighting), and finance transformation (5% weighting). Our Compensation Committee considered his: (1) actions taken to adapt our cybersecurity posture to the evolving risks presented by the COVID-19 pandemic; (2) progress in building common platforms to enhance the customer experience; (3) development of connected software and machine learning augmented solutions built to integrate and work with our equipment and component offerings; (4) role in executing our information technology centralization initiatives; (5) refinement of our enterprise-wide strategy for data and identity security; and (6) successful security validations of prioritized digital products and services.
Ivonne M. Cabrera (Senior Vice President, General Counsel & Secretary)
Ms. Cabrera's strategic objectives were focused on ESG (34% weighting), legal spend optimization (33% weighting), and intellectual property (33% weighting). Our Compensation Committee considered her: (1) guidance on evolving legal issues related to the COVID-19 pandemic, including regulatory and legislative developments, government relief measures, and matters impacting our employees and customers; (2) role in establishing and leading our Sustainability Steering Committee; (3) execution of a comprehensive ESG materiality analysis and related strategic assessment; (4) progress in expanding the use of technology to collect and leverage data to drive optimization initiatives and maximize the value of strategic legal advice and counseling provided to the business; and (5) efforts to improve how we capture and protect intellectual property across the enterprise.
David J. Malinas (Senior Vice President, Operations)
Mr. Malinas's strategic objectives were focused on health and safety (30% weighting), operational excellence (30% weighting), supply chain (20% weighting), and manufacturing strategy (20% weighting). Our Compensation Committee considered his: (1) oversight of our COVID-19 safety response effort; (2) execution of production automation initiatives; (3) development and roll-out of a framework named 0DOVER to establish a minimum standard of expectations and processes across our businesses to drive operational performance; (4) management of global supply chain efforts; and (5) efforts to implement targeted productivity and advanced manufacturing initiatives.

Our Compensation Committee assigned an average Strategic Objectives Factor of 120% to the non-CEO NEOs.

The Overall Payout Factors resulting from the above Financial Objective Factors and the Strategic Objectives Factors resulted in the payouts set forth in the 2020 Summary Compensation Table.

Long-Term Incentive Compensation

The following table summarizes the components of awards under our LTIP and the related performance criteria for awards granted in 2020. Note that all components are paid in stock rather than cash to encourage shareholder alignment through stock ownership.

Pay Element	2020 Weighting & Performance Criteria	Objectives
Performance Shares	▪ 40% LTIP weighting ▪ Performance Criteria: 3-Year relative TSR with the S&P 500 Industrials index as the benchmark	▪ Focus executives on shareholder value creation
Stock Settled Stock Appreciation Rights	▪ 40% LTIP weighting ▪ Performance Criteria: Dover stock price, exercisable three years after grant date and remain exercisable for seven years (subject to 10-year stock price movement)	▪ Focus executives on share price appreciation
Restricted Stock Units	▪ 20% LTIP weighting ▪ Performance Criteria: Dover stock price; awards vest ratably over three years	▪ Retention and full alignment with the shareholder experience

Performance Shares Granted in 2020 – Relative TSR Metric

Beginning with grants made in 2020, performance shares are earned based on our relative TSR performance against the S&P 500 Industrials index. The relative TSR metric provides shareholders with a transparent and simple measure to gauge our performance against companies in our industry, and aligns the interests of our executives with our shareholders. The relative TSR targets for our performance shares are highly competitive. Awards are earned three years after the grant, provided relative TSR exceeds a threshold level with a maximum payout capped at 300% of target. Performance share payouts will be capped at 100% if absolute TSR is negative over the performance period.

For performance share grants made in 2020, payouts will be made on a sliding scale using the following formula based on our relative TSR performance:



COMPENSATION DISCUSSION AND ANALYSIS

Performance Shares Granted Prior to 2020 – Internal TSR Metric

The performance shares that vested in 2020 are based on the three-year performance period of 2018-2020, and the performance is based on our historic internal TSR metric, which is described below. Consistent with our value creation over the three-year performance period, the performance shares that vested in 2020 had a payout percentage of 193% for our NEOs.

	Target # of Shares 2020	Actual Shares Awarded 2020
Richard J. Tobin	93,697	180,845
Brad M. Cerepak	4,873	9,405
Girish Juneja	974	1,880
Ivonne M. Cabrera	1,949	3,762
David J. Malinas	N/A	N/A

Definition of Internal TSR. The performance shares granted to NEOs for the performance periods of 2018-2020 and 2019-2021 are measured based on internal TSR, which, by definition, is a measure of value creation for our business segments and operating companies. The key components of internal TSR are EBITDA Growth and Free Cash Flow. Based on rigorous testing over time, internal TSR is:

- highly correlated with long-term shareholder value creation for a multi-industry company such as Dover,
- highly correlated with the combination of return on invested capital and organic growth, and
- effective in driving behaviors because it measures outcomes that are more within management's control, such as revenue growth (organic and acquisition), and margin improvements.

Internal TSR measures the change in enterprise value over a three-year period. EBITDA is assigned a multiple based on prevailing market multiples among industrial companies. Internal TSR tracks the change in that EBITDA-based value, along with Free Cash Flow generated during the three-year performance period. The two together work similarly to an external TSR measure: the EBITDA-based value becomes a proxy for share price, and Free Cash Flow becomes a proxy for dividends. Further, EBITDA Growth and Free Cash Flow together focus our business leaders on growing our business, investing in continuing operations, and shaping our portfolio with capital-effective acquisitions and dispositions.



- **EBITDA Growth** — We believe that EBITDA is useful for purposes of evaluating our ongoing operating profitability as it excludes the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating our operating performance in relation to our competitors.
- **Free Cash Flow** — Free Cash Flow is operating cash flow less capital spending, less cash used for acquisitions, plus cash received from divestitures. We believe that Free Cash Flow is an important measure of our operating performance as it provides a measurement of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions, paying dividends, repaying debt and repurchasing our common stock.

COMPENSATION DISCUSSION AND ANALYSIS

Safeguards. Since internal TSR is an absolute measure of value creation, we have implemented safeguards to substantially eliminate large payouts resulting solely from economic cycles. Further, payouts under the program are in shares, and our shareholding requirements ensure that executives are exposed to the same stock price changes as our shareholders, including external stock market factors. Dividends are not accrued or paid on performance shares during the performance period.

Rigorous Internal TSR Targets, Threshold and Cap Levels. Internal TSR targets for our performance shares are demanding and were rigorously back-tested to confirm that they are set to tie performance share payouts with comparable relative TSR performance levels. Awards are earned three years after the grant, provided internal TSR exceeds a threshold level. No payouts will be made unless internal TSR equals or exceeds 6%. The payout to any individual may not exceed 500,000 shares.

For the performance share grants *made in 2018*, payouts were made on a sliding scale using the following formula:



For performance share grants *made in 2019*, payouts will be made on a sliding scale using the following formula with a maximum payout at 300% of target, down from 400%:



Stock Settled Stock Appreciation Rights

Stock Settled Stock Appreciation Rights (SSARs) give our NEOs the ability to participate in the price appreciation of a set number of shares of Company stock. Once SSARs vest, an NEO may exercise them any time prior to the expiration date and the proceeds from the exercise are paid to the NEO in the form of shares of Dover common stock to encourage continued share ownership and shareholder alignment. SSARs vest and are exercisable 3 years after grant date and remain exercisable for seven years, which means the awards are subject to 10-year stock price movement thus aligning executive interests with shareholder interests over the long term. Importantly, in light of our active acquisition program, SSARs' forward-looking

orientation is effective for incentivizing our newly-acquired companies and employees, who must create new value in order to realize gains. Furthermore, SSARs' 10-year life cycle is essential to managing value creation with a business that has a portfolio of industrial companies whose economic cycles vary.

Restricted Stock Units

RSU grants attract and retain NEOs by providing them with some of the benefits associated with stock ownership during the vesting period. Executives do not actually own the shares underlying the units, nor do they enjoy the benefits of ownership such as dividends and voting, until the vesting conditions are satisfied. Once vested, the NEO receives shares of Dover stock equivalent in number to the vested units and receives a cash amount equal to accrued dividends during the vesting period, net of withholding taxes.

Other Benefits

401(k), Pension Plan and Health & Wellness Plans

Our executive officers are able to participate in retirement and benefit plans generally available to our employees on the same terms as other employees. Dover and most of our businesses offer a 401(k) plan to substantially all U.S.-based employees and provide a Company matching contribution denominated as a percentage of the amount of salary deferred into the plan by a participant during the course of the year. Some of our U.S.-based employees also participate in a tax-qualified defined benefit pension plan. Effective December 31, 2013, we closed both our qualified and non-qualified defined benefit retirement plans to new employees. We intend to freeze any future benefit accruals in both plans effective December 31, 2023. All of our U.S.-based employees are offered a health and wellness plan (including health, term life and disability insurance). NEOs do not receive enhanced health and wellness benefits.

Non-Qualified Retirement Plans

We offer two non-qualified plans with participation generally limited to individuals whose annual salary and bonus earnings exceed the Internal Revenue Service ("IRS") limits applicable to our qualified plans: our Pension Replacement Plan ("PRP") and our deferred compensation plan. Participation in the deferred compensation plan is open to employees with an annual salary equal to or greater than $175,000.

After December 31, 2009, benefits under the PRP before offsets are determined using the benefit calculation and eligibility criteria as under the pension plan, except that IRS limits on compensation and benefits do not apply. Prior to December 31, 2009, the participants in the PRP accrued benefits greater than those offered in the pension plan. Effective January 1, 2010, we modified this plan so that executives subject to IRS compensation limits will accrue future benefits that are substantially the same as benefits under the pension plan. Individuals who participated in the PRP prior to January 1, 2010 will receive benefits calculated under the prior benefit formula through December 31, 2009 and benefits calculated under the lower PRP benefit formula on and after January 1, 2010. Amounts receivable by the executives under the PRP are reduced by any amounts receivable by them under the pension plan, any qualifying profit sharing plan, Company-paid portion of social security benefits, and the amounts of the Company match in the 401(k) plan.

Effective December 31, 2013, the PRP was closed to new employees. All eligible employees as of December 31, 2013 will continue to earn PRP benefits through December 31, 2023 as long as they remain employed by Dover and its affiliates. Effective December 31, 2023, Dover intends to eliminate any future benefit accruals consistent with the freezing of benefit accruals under the pension plan.

We offer a deferred compensation plan to allow participants to elect to defer their receipt of some or all of their salary, bonuses and any payout of a cash performance award. The plan permits executive officers to defer receipt of part of their compensation to later periods and facilitates tax planning for the participants. Effective January 1, 2014, the deferred compensation plan was amended to provide for certain matching and additional contributions for participants who do not also participate in the PRP.

Executive Severance

All of our NEOs are eligible to participate in our severance plan. Under the plan, if we terminate an NEO's employment without cause (as defined in the severance plan), the NEO will generally be entitled to receive twelve months of salary and healthcare benefits continuation, and a prorated bonus for time worked during the year. See "Potential Payments Upon Termination or Change in Control."

Senior Executive Change in Control Severance Plan

Our Senior Executive Change in Control Severance Plan (the "CIC Severance Plan") establishes the severance benefits payable to eligible executives if they are involuntarily terminated following a change in control. All of our NEOs are eligible to participate in the CIC Severance Plan. An executive eligible to participate in the CIC Severance Plan as of the date of a change in control will be entitled to receive severance payments under the plan if, within 18 months after the change in control, either the executive's employment is terminated by the Company without "cause" or he or she terminates employment for "good reason" (as such terms are defined in the plan). The severance payments and benefits will consist of: a lump sum payment equal to 2.0 times their annual salary and target bonus, and a lump sum payment equal to the cost of Consolidated Omnibus Budget Reconciliation Act (COBRA) health care benefit continuation of the executive and covered family members for twelve months. See "Potential Payments Upon Termination or Change in Control."

No executive may receive severance benefits under more than one plan or arrangement. Dover does not provide tax gross-ups in the CIC Severance Plan.

Other Elements of Compensation

Clawback Policy

In 2019, we adopted a formal clawback and recoupment policy applicable to our executive officers. If our Board determines, in its sole discretion acting in good faith, that any executive officer has engaged in fraud or intentional misconduct that caused or was a significant contributing factor to a material restatement of all or a portion of our consolidated financial statements, the Board may, to the extent permitted by law, and to the extent it determines that it is in Dover's best interest, require reimbursement to Dover for, or reduce or cancel, any incentive compensation paid, granted or credited to such executive officer on or after November 7, 2019. We may effect any such recoupment by requiring the executive officer to pay Dover the relevant amount, by set-off, by reducing future compensation or by such other means or combination of means as the Board determines to be appropriate.

Apart from the clawback policy described above, our PRP includes clawback provisions for termination for cause and the severance plan and CIC Severance Plan provide for clawback of benefits for breaches of the plan.

Anti-hedging and Anti-pledging Policy

Our Securities Trading and Confidentiality Policy prohibits directors, executive officers and any employee who has previously received or receives any type of long-term incentive plan award, and certain persons and entities related to any such persons, from engaging in short-sales, transactions in derivative securities or any other form of hedging transaction designed to hedge or offset any decrease in the market value of Dover securities granted to or held by such persons. In addition, such persons may not hold Dover securities in a margin account or pledge securities as collateral for a loan or any other obligation.

Perquisites

We provide substantially no executive perquisites, nor does the Company own or operate any corporate aircraft. Management and our Compensation Committee believe that providing significant perquisites to executive officers would not be consistent with our overall compensation philosophy. As a result, we do not provide executive officers with perquisites such as social club memberships, company cars or car allowances, or financial counseling. Executives participate only in programs generally available to Dover employees.

Shareholding Guidelines

We believe that our executives will most effectively pursue the long-term interests of our shareholders if they are shareholders themselves. As a result, share ownership guidelines are in place for all NEOs (subject to exceptions that may be granted by our Compensation Committee for significant personal events or retirement planning). Our CEO is required to hold shares equal in value to five-times salary and our other NEOs are required to hold shares equal in value to three-times salary. Our policy requires that NEOs hold/retain all equity grants until the share ownership guidelines are met. Based on current share ownership, all executives serving as NEOs are currently in compliance with the guidelines. Our Compensation Committee reserves the right to provide a portion of annual bonus in stock for any officer who fails to meet or make satisfactory progress toward satisfying the guidelines.

Risk Assessment

In 2020, Dover, with the assistance of Willis Towers Watson, conducted a formal risk assessment for all our incentive compensation programs that have material impact on our financial statements. Willis Towers Watson inventoried incentive compensation programs at the corporate and operating company levels globally and conducted in-depth reviews of financially material plans, identified based on expected spend and income statement accounts tied to the program. The reviews focused on both the plan design features as well as internal risk mitigation controls in place. Based on this review, we have concluded that Dover's compensation practices and policies do not create risks that are reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

We reviewed and discussed with management the Compensation Discussion and Analysis for the year ended December 31, 2020.

Based on the review and discussions referred to above, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in Dover's Annual Report on Form 10-K for the year ended December 31, 2020.

Compensation Committee:	Keith E. Wandell (Chair)
	Kristiane C. Graham
	Michael F. Johnston
	Mary A. Winston

This report does not constitute "soliciting material" and shall not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this report by reference, and shall not otherwise be deemed filed under such Acts.

Executive Compensation Tables

Summary Compensation Table

The Summary Compensation Table and notes show all remuneration for 2020 provided to our NEOs, consisting of the following officers:

- Our President & CEO;

- Our Senior Vice President & CFO; and

- Our three other most highly compensated executive officers as of the end of 2020.

The determination of the most highly compensated executive officers is based on total compensation paid or accrued for 2020, excluding changes in the actuarial value of defined benefit plans and earnings on nonqualified deferred compensation balances.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Richard J. Tobin President & Chief Executive Officer	2020	1,217,500	1,722,825	6,024,137	2,674,529	0	0	343,347	11,982,338
	2019	1,200,000	1,665,000	2,800,022	3,232,903	0	0	251,150	9,149,075
	2018	776,924	2,000,000	22,013,074	3,071,394	0	0	70,009	27,931,401
Brad M. Cerepak Senior Vice President & Chief Financial Officer	2020	718,000	679,830	1,505,922	668,627	0	649,315	35,329	4,257,023
	2019	705,000	740,250	800,006	923,692	0	553,203	37,166	3,759,317
	2018	705,000	773,000	800,049	901,146	0	123,659	30,830	3,333,684
Girish Juneja Senior Vice President & Chief Digital Officer	2020	491,404	325,500	376,533	167,157	0	0	38,967	1,399,561
Ivonne M. Cabrera Senior Vice President & General Counsel	2020	550,000	364,560	602,459	267,460	0	648,534	21,616	2,454,629
	2019	540,000	396,900	319,930	369,480	0	408,519	23,238	2,058,067
	2018	540,000	434,000	319,987	360,455	0	177,611	18,672	1,850,725
David J. Malinas Senior Vice President, Operations	2020	455,625	301,739	338,911	150,432	0	0	417,367	1,664,074

(1) *Bonus amounts generally represent payments under our AIP for the year indicated, for which payments are made in the first quarter of the following year. The AIP constitutes a non-equity incentive plan under FASB ASC Topic 718. Although they are based on the satisfaction of pre-established performance targets, AIP amounts are reported in the bonus column rather than the non-equity incentive plan compensation column to make clear that they are annual bonus payments for the year indicated. Mr. Tobin's 2018 bonus consisted of two parts, a one-time make-whole bonus of $1,000,000 and a guaranteed annual bonus of $1,000,000.*

(2) *The amounts generally represent (a) the aggregate grant date fair value of performance shares granted during the year indicated, and (b) the aggregate grant date fair value of restricted stock unit awards granted during the year, in each case, calculated in accordance with FASB ASC Topic 718. All equity awards outstanding as of May 9, 2018 were adjusted as a result of the spin-off of Apergy to preserve the value of the awards in accordance with the Employee Matters Agreement, dated May 9, 2018, between Dover and Apergy. The amounts set forth in the table do not correspond to the actual value that might be realized by the named executives. The grant date fair value of the performance share awards granted in 2020 is higher than the grant date fair values of the awards granted in 2019 and 2018 because of the transition from attainment based on internal TSR to attainment based on relative TSR. As market condition awards, the performance share awards granted in 2020 were valued using the Monte Carlo simulation model. For a discussion of the assumptions relating to calculation of the cost of equity awards, see Note 16 to the Notes to the Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2020.*

Under FASB ASC Topic 718, the 2018, 2019 and 2020 performance share awards are considered performance and service conditioned. The grant date fair value for the 2018 performance share awards were $79.75 and $82.09 for

awards granted to Mr. Tobin and awards granted to the other NEOs, respectively, the grant date fair value for the 2019 performance share awards was $91.20, and the grant date fair value for the 2020 performance share awards was $165.71. The grant date fair value of 2020 RSU awards was $119.86. All RSU grants are eligible for dividend equivalent payments which are paid upon vesting.

(3) *The amounts represent the aggregate grant date fair value of SSAR awards granted during the year indicated, calculated in accordance with FASB ASC Topic 718, and do not correspond to the actual value that may be realized by the named executives. The grant date fair value for the 2020 SSAR awards was calculated using a Black-Scholes value of $22.54 per SSAR.*

(4) *See Note (1) for a discussion of annual bonuses under the AIP as non-equity incentive plan compensation.*

(5) *Amounts represent changes in present value of accumulated benefits under the pension plan and/or PRP during the year indicated. For more information, see "Executive Compensation Tables — Pension Benefits through 2020."*

(6) *Amounts for 2020 represent: (i) 401(k) matching contributions of $9,975 for Mr. Cerepak and Ms. Cabrera and $12,825 for Messrs. Tobin, Juneja, and Malinas, (ii) dividends received on RSUs in the amount of $211,032, $22,854, $2,207 and $9,141 for Messrs. Tobin, Cerepak, and Juneja and Ms. Cabrera, respectively, (iii) for Messrs. Cerepak and Malinas and Ms. Cabrera, wellbeing allowance reimbursement, (iv) for Messrs. Tobin, Juneja, and Malinas, respectively; $92,936 of nonqualified deferred compensation match and $26,553 of 1% automatic contributions in the nonqualified deferred compensation plan; $18,617 of nonqualified deferred compensation match and $5,319 of 1% automatic contributions in the nonqualified deferred compensation plan; and $7,085 of nonqualified deferred compensation match and $4,723 of 1% automatic contributions in the nonqualified deferred compensation plan, since they do not participate in the PRP, and (v) for Mr. Malinas, $295,338 of relocation expenses and $94,715 of tax reimbursement related to his relocation expenses.*

CEO Employment Agreement

In connection with the hiring of Mr. Tobin as our CEO, Mr. Tobin and Dover entered into a three-year employment agreement commencing May 1, 2018. In recognition of Mr. Tobin's outstanding leadership and contributions to value creation, the agreement was renewed for a three-year period ending May 1, 2024. Under the terms of the agreement, Mr. Tobin is entitled to a minimum annual base salary of $1.2 million and a minimum target annual bonus equal to 125% of his base salary, and the receipt of an annual equity grant for each of Dover's fiscal years ending during the term of the agreement with a grant date fair value of not less than $7 million. During the term of the agreement, Mr. Tobin will also be entitled to employee benefits on the same basis as those generally available to executive officers of Dover.

In connection with his hiring, Mr. Tobin received a one-time make-whole equity grant consisting of 75,971 performance shares, and 164,603 RSUs. Mr. Tobin also received a one-time make-whole cash payment of $1,000,000.

Mr. Tobin is entitled to receive certain severance payments and benefits in the event his employment is terminated by Dover without cause or by him for good reason. See "Potential Payments upon Termination or Change in Control".

At the end of the term of the agreement, Mr. Tobin will continue to be employed by Dover as an at-will employee and participate in severance and other benefit plans on the same terms as other executives.

CEO Pay Ratio

We are providing the following information about the relationship of the annual total compensation of our CEO and our median employee. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

Our global headcount was 23,350 employees (11,807 U.S. and 11,543 non-U.S) as of our December 31, 2020 determination date. Eleven countries were excluded (2.4% of the total workforce) under the permissible 5% exclusion, with employee counts as follows: Argentina (22), Colombia (4), Costa Rica (13), Dominican Republic (60), Indonesia (2), Malaysia (118), Mexico (139), Russian Federation (39), Taiwan (20), Thailand (133), and Turkey (13). After country exclusions, our total headcount was 22,787 employees (11,807 U.S. and 10,980 non-U.S.). As is permitted under SEC rules, to determine our median employee, we chose "base salary" as our consistently applied compensation measure. We estimated annual base salary for hourly workers employed for the entire year using their hourly rate and a reasonable estimate of hours worked for the year. For employees who commenced work during 2020, we annualized their annual base salary. We then produced a sample of employees who were paid within a 0.5% range of that median and selected an employee from within that group as our median employee. We determined that employee's (Summary Compensation Table) total compensation was $48,804 for 2020.

We calculated 2020 annual total compensation for both our median employee and Mr. Tobin using the same methodology that we use to determine our NEOs' annual total compensation for the Summary Compensation Table. Mr. Tobin's total compensation was $11,982,338 resulting in an estimated ratio of 246:1 for CEO pay to median worker pay.

Grants of Plan-Based Awards in 2020

All awards listed in the table below have a grant date of February 14, 2020 for all executive officers. For a discussion of the awards, see "Compensation Discussion and Analysis – Elements of Executive Compensation".

Name	Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Thresh-old ($)(1)	Target ($)	Maximum ($)	Thresh-old (#)(1)	Target (#)	Maximum (#)				
Richard J. Tobin	AIP (2)		1,852,500	3,705,000							
	SSAR (3)								118,657	119.86	2,674,529
	Performance Shares (4)					26,698	80,094				4,424,126
	RSU (5)							13,349			1,600,011
Brad M. Cerepak	AIP (2)		731,000	1,462,000							
	SSAR (3)								29,664	119.86	668,627
	Performance Shares (4)					6,674	20,022				1,105,949
	RSU (5)							3,337			399,973
Girish Juneja	AIP (2)		350,000	700,000							
	SSAR (3)								7,416	119.86	167,157
	Performance Shares (4)					1,669	5,007				276,570
	RSU (5)							834			99,963
Ivonne M. Cabrera	AIP (2)		392,000	784,000							
	SSAR (3)								11,866	119.86	267,460
	Performance Shares (4)					2,670	8,010				442,446
	RSU (5)							1,335			160,013
David J. Malinas	AIP (2)		324,450	648,900							
	SSAR (3)								6,674	119.86	150,432
	Performance Shares (4)					1,502	4,506				248,896
	RSU (5)							751			90,015

(1) Represents the minimum amount payable for a certain level of performance. Under each of our plans, there is no guaranteed minimum payment.

(2) The amounts shown in this row reflect the potential payouts in February 2021 for 2020 under the AIP. The bonus amount actually paid in February 2021 is disclosed in the Summary Compensation Table in the column "Bonus" for 2020 for the executive officer.

(3) Represents an award of SSARs under the 2012 LTIP that will not be exercisable until February 14, 2023. The grant date fair value was calculated in accordance with FASB ASC 718, using a Black-Scholes value of $22.54 per SSAR.

(4) Represents an award of performance shares under the 2012 LTIP. The performance shares vest and become payable after the three-year performance period ending December 31, 2022 subject to the achievement of the applicable performance goal. The performance share awards are considered performance and service awards per FASB ASC 718

and the grant date fair value for the awards was $165.71 per share, calculated using the Monte Carlo simulation model in accordance with FASB ASC 718.

(5) *Represents an award of RSUs under the 2012 LTIP made on February 14, 2020. The grant vests in three equal annual installments beginning on March 15, 2021. The grant date fair value for the awards were calculated in accordance with FASB ASC 718, using a value of $119.86 per share.*

Outstanding Equity Awards at Fiscal Year-End 2020

Awards listed below with grant dates beginning in 2013 were made under the 2012 LTIP. Awards listed below with grant dates in 2012 were made under the 2005 Plan. All equity awards outstanding as of May 9, 2018 were adjusted as a result of the spin-off of Apergy to preserve the value of the awards in accordance with the Employee Matters Agreement, dated May 9, 2018, between Dover and Apergy.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($)
Richard J. Tobin		118,657(1)	119.86	2/14/2030				
		184,211(2)	91.20	2/15/2029				
		210,658(3)	79.75	5/23/2028				
					13,349(11)	1,685,311(16)	26,698(17)	3,370,623(19)
					10,234(12)	1,292,043(16)	15,351(18)	1,938,064(19)
					65,843(13)	8,312,679(16)		
					5,910(14)	746,138(16)		
Brad M. Cerepak		29,664(1)	119.86	2/14/2030				
		52,632(2)	91.20	2/15/2029				
		58,478(4)	82.09	2/9/2028				
	71,806(5)		66.85	2/10/2027				
	91,981(6)		48.28	2/11/2026				
	71,860(7)		61.79	2/12/2025				
	60,371(8)		69.57	3/10/2024				
					3,337(11)	421,296(16)	6,674(17)	842,593(19)
					2,924(12)	369,155(16)	4,386(18)	553,733(19)
					1,625(15)	205,156(16)		
Girish Juneja		7,416(1)	119.86	2/14/2030				
		11,842(2)	91.20	2/15/2029				
		11,695(4)	82.09	2/09/2028				
					834(11)	105,293(16)	1,669(17)	210,711(19)
					658(12)	83,073(16)	987(18)	124,609(19)
					325(15)	41,031(16)		

EXECUTIVE COMPENSATION TABLES

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($)
Ivonne M. Cabrera		11,866(1)	119.86	2/14/2030				
		21,053(2)	91.20	2/15/2029				
		23,391(4)	82.09	2/9/2028				
	28,722 (5)		66.85	2/10/2027				
	39,775 (6)		48.28	2/11/2026				
	31,074 (7)		61.79	2/12/2025				
	25,873 (8)		69.57	3/10/2024				
	28,841 (9)		53.40	2/14/2023				
	9,880(10)		48.59	2/9/2022				
					1,335(11)	168,544(16)	2,670(17)	337,088(19)
					1,170(12)	147,713(16)	1,754(18)	221,443(19)
					650(15)	82,063(16)		
David J. Malinas		6,674(1)	119.86	2/14/2030				
					751(11)	94,814(16)	1,502(17)	189,628(19)

(1) SSARs granted on February 14, 2020 that are not exercisable until February 14, 2023.
(2) SSARs granted on February 15, 2019 that are not exercisable until February 15, 2022.
(3) SSARs granted on May 23, 2018 that are not exercisable until May 23, 2021.
(4) SSARs granted on February 9, 2018 that are not exercisable until February 9, 2021.
(5) SSARs granted on February 10, 2017 that became exercisable on February 10, 2020.
(6) SSARs granted on February 11, 2016 that became exercisable on February 11, 2019.
(7) SSARs granted on February 12, 2015 that became exercisable on February 12, 2018.
(8) SSARs granted on March 10, 2014 that became exercisable on March 10, 2017.
(9) SSARs granted on February 14, 2013 that became exercisable on February 14, 2016.
(10) SSARs granted on February 9, 2012 that became exercisable on February 9, 2015.
(11) Unvested portion of RSUs granted on February 14, 2020. The units vest in three equal annual installments beginning on March 15, 2021
(12) Unvested portion of RSUs granted on February 15, 2019. The units vest in three equal annual installments beginning on March 15, 2020.
(13) Unvested portion of RSUs granted on May 23, 2018. The units vest in five equal annual installments beginning on December 15, 2018.
(14) Unvested portion of RSUs granted on May 23, 2018. The units vest in three equal annual installments beginning on March 15, 2019.
(15) Unvested portion of RSUs granted on February 9, 2018. The units vest in three equal annual installments beginning on March 15, 2019.
(16) The amount reflects the number of units granted multiplied by $126.25, the closing price of our common stock on December 31, 2020.
(17) Performance shares granted on February 14, 2020 become payable after December 31, 2022 subject to the achievement of the applicable performance goal. The amount reflected in the table represents the number of shares payable based on achievement of the target level of performance (100%).
(18) Performance shares granted on February 15, 2019 become payable after December 31, 2021 subject to the achievement of the applicable performance goal. The amount reflected in the table represents the number of shares payable based on achievement of the target level of performance (100%).
(19) The amount reflects the number of performance shares payable based on achievement of the target level of performance multiplied by $126.25, the closing price of our common stock on December 31, 2020.

Option Exercises and Stock Vested in 2020

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)(1)**	**Value Realized on Exercise ($)(2)**	**Number of Shares Acquired on Vesting (#)(3)**	**Value Realized on Vesting ($)(4)**
Richard J. Tobin			224,790	27,790,572
Brad M. Cerepak	93,732	6,589,828	14,486	1,633,874
Girish Juneja			2,534	294,820
Ivonne M. Cabrera			5,794	653,515
David J. Malinas			0	0

(1) Represents exercise of SSARs; number of shares reported as acquired is the total number of shares underlying the SSAR, rather than the net number of shares received by the NEO.

(2) The "value realized on exercise" provided in the table represents the difference between the average of the high and low trading price on the exercise date and the exercise or base price, multiplied by the number of shares acquired upon exercise of the award.

(3) This column represents the vesting of a portion of the 2017, 2018, and 2019 grants of RSUs for Messrs. Tobin, Cerepak, and Juneja, and Ms. Cabrera as well as a performance share payout for the performance period ended December 31, 2020. For Mr. Tobin, this column also represents the vesting of a portion of the May 23, 2018 one-time make-whole grant of RSUs and a sign-on performance share payout for the performance period ended December 31, 2020. The number of shares reported as acquired is the full number of RSUs, shares of restricted stock vested or performance shares paid out, not the net number of shares received by the NEO after withholding shares for satisfaction of taxes.

(4) This value represents the average of the high and low trading price on the date of vesting multiplied by the number of RSUs vesting plus the number of performance shares paid for the period ended December 31, 2020 multiplied by $126.25, the closing price of our stock on December 31, 2020.

Pension Benefits through 2020

Name	Plan Name	Number of Years Credited Service (#)	Normal Retirement Age (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Richard J. Tobin (2)	Pension Plan	N/A	N/A	N/A	N/A
	PRP	N/A	N/A	N/A	N/A
Brad M. Cerepak	Pension Plan	12.0	65	617,124	N/A
	PRP	11.6	65	2,454,008	N/A
Girish Juneja (2)	Pension Plan	N/A	N/A	N/A	N/A
	PRP	N/A	N/A	N/A	N/A
Ivonne M. Cabrera (3)	Pension Plan	17.6	65	716,071	N/A
	PRP	16.9	65	1,640,269	N/A
David J. Malinas (2)	Pension Plan	N/A	N/A	N/A	N/A
	PRP	N/A	N/A	N/A	N/A

(1) This amount was earned by the NEO over his or her years of service. For Mr. Cerepak and Ms. Cabrera, the present value of benefits was calculated assuming that the executive will receive a single lump sum payment upon retirement at age 65.

(2) Mr. Tobin, Mr. Juneja, and Mr. Malinas are not eligible to participate in the Dover pension plan or the PRP, since the pension plan and the PRP were closed to new employees on December 31, 2013.

(3) Ms. Cabrera is eligible to retire with the portion of her PRP benefit accrued through December 31, 2009 payable unreduced at age 62 with 10 years of service, and the portion of her PRP benefit accrued from January 1, 2010 through December 31, 2020 payable unreduced at age 65. The present value of her PRP benefits assuming age 62 retirement age is $1,843,397.

The amounts shown in the Pension Benefits table above are actuarial present values of the benefits accumulated through December 31, 2020. An actuarial present value is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested today at the assumed discount rate, would be sufficient on an average basis to provide estimated future payments totaling the current accumulated benefit. For purposes of the table, the assumed retirement age for each NEO is 65, the normal retirement age under each plan. Actual benefit present values will vary from these estimates depending on many factors, including an executive's actual retirement age.

Pension Plan

We have a pension plan for which eligible Dover employees, and the salaried employees of our participating subsidiaries, were eligible to become participants after they completed one year of service. Benefits under the pension plan for Dover employees, including those for the applicable NEOs, are determined by multiplying a participant's years of credited service (up to a maximum of 35 years) by a percentage of their final average compensation, subject to statutory limits applicable to tax-qualified pension plans. Benefits for a number of the participating subsidiaries are determined under different benefit formulae.

Pension plan participants generally vest in their benefits after five years of employment or, if earlier, upon reaching age 65, which is the normal retirement age under the plan. All NEOs who participate in the pension plan are vested in their pension plan benefits and are eligible to begin receiving reduced benefits if their employment terminates before normal retirement age.

Effective December 31, 2013, the pension plan is closed to new employees. All pension eligible employees as of December 31, 2013 will continue to earn pension benefits through December 31, 2023 as long as they remain employed by an operating company participating in the plan. It is Dover's present intention to eliminate any future benefit accruals after December 31, 2023.

Pension Replacement Plan

We also maintain the PRP, which is a non-qualified plan for tax purposes, to provide benefits to certain employees whose compensation and pension plan benefits are greater than the compensation and benefit limits applicable to tax-qualified pension plans. Prior to January 1, 2010, our plan which provided non-qualified retirement benefits was the Supplemental Executive Retirement Plan ("SERP"). Effective January 1, 2010, the SERP was amended to provide reduced benefits that are more consistent with the benefits provided under the pension plan and its name was changed to the PRP.

Employees are eligible to participate in the PRP if they hold certain positions within Dover, or its subsidiaries, are U.S. taxpayers and earn more than a set percentage above the Internal Revenue Code's compensation limits for tax-qualified pension plans. Dover's CEO may designate other employees as eligible and may revoke the eligibility of participants.

The formula for determining benefits accrued under the PRP after December 31, 2009, before offsets, is determined using the same benefit formula as under the pension plan, except that the Internal Revenue Code's limits on compensation and benefits applicable to tax-qualified pension plans will not apply. Benefits under the former SERP, before offsets, were determined by multiplying the participant's years of actual service with Dover companies, plus, in limited cases, prior service credit by a percentage of the participant's final average compensation as defined under the plan.

Benefits payable under the PRP or SERP are reduced by the amount of Company-provided benefits under any other retirement plans, including the pension plan, as well as the Company-paid portion of social security benefits. PRP participants must complete five years of service to vest in their benefits. All NEOs who participate in the PRP are fully vested in their

benefits and will commence receiving benefits upon termination of employment. PRP benefits may be forfeited for "cause" (defined as conviction of a felony which places a Dover company at legal or other risk or is expected to cause substantial harm to the business of a Dover company or its relationships with employees, distributors, customers or suppliers).

Normal retirement age for purposes of the PRP is age 65. Certain employees who were participants on or before March 1, 2010 will be entitled to receive the portion of their benefits that accrued through December 31, 2009 without any reduction due to early retirement if they retire after they reach age 62 and complete 10 years of service. Generally, benefits accrued after December 31, 2009 will be subject to early retirement reduction factors consistent with the reduction factors in the pension plan.

Effective December 31, 2013, the PRP is closed to new employees. All eligible employees as of December 31, 2013 will continue to earn to their PRP benefits through December 31, 2023 as long as they remain employed by Dover and its affiliates. It is Dover's intention to eliminate any future benefit accruals after December 31, 2023, consistent with the freezing of benefit accruals under the pension plan.

Nonqualified Deferred Compensation in 2020

Name	Plan Name	Executive contributions in last FY ($)(1)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)
Richard J. Tobin	Deferred Compensation Plan	858,029	41,400	73,337	N/A	1,765,955
Brad M. Cerepak	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
Girish Juneja	Deferred Compensation Plan	436,394	19,409	57,780	N/A	1,565,098
Ivonne M. Cabrera	Deferred Compensation Plan	N/A	N/A	28,398	N/A	170,451
David J. Malinas	Deferred Compensation Plan	9,104	N/A	1,613	N/A	10,717

(1) If any amounts were shown as executive contributions in 2020, they would be included in the Summary Compensation Table in the salary, bonus or non-equity incentive plan compensation columns, as appropriate, for the respective officers.

Our deferred compensation plan is a nonqualified plan that permits select key management and highly compensated employees on a U.S. payroll with an annual salary equal to or greater than $175,000 to irrevocably elect to defer a portion of their salary and bonus. The deferred compensation plan provides participants who are not eligible to participate in the PRP with the same level of matching and other employer contributions that they would have received if certain compensation limits under our Retirement Savings plan did not apply. Only Mr. Cerepak and Ms. Cabrera participate in the PRP and are therefore not eligible to receive matching and other employer contributions under the deferred compensation plan. As amended, the plan operates similar to an "excess" deferred compensation plan in that it provides for employer contributions on salary and bonuses in excess of the compensation limit permitted under the tax-qualified retirement savings plan.

Under the amended deferred compensation plan, an eligible participant's account will be credited with matching employer contributions on salary and bonus deferred under the plan each year on or after January 1, 2014, at the same rate as under our retirement savings plan plus additional employer contributions at the same rate that the participant's business unit makes "automatic" contributions under our retirement savings plan each year.

Amounts deferred under the plan are credited with hypothetical investment earnings based on the participant's investment elections made from investment options designated under the plan. Participants are 100% vested in all amounts they defer, as adjusted for any earnings and losses on such deferred amounts. Effective as of January 1, 2010, a hypothetical investment option that tracks the value of Dover common stock, including any dividend payments, was added to the plan. This

Dover stock unit fund does not actually hold any Dover stock, and participants who elect to participate in this option do not own any Dover common stock, or have any voting or other rights associated with the ownership of our common stock. Participants' accounts are credited with the net returns of shares of our common stock equal to the number of stock units held by the participant. All distributions from the stock unit fund will be paid in cash. Balances allocated into the stock unit fund must remain in the stock unit fund for the remainder of the participant's participation in the plan.

Generally, deferred amounts will be distributed from the plan only on account of retirement at age 65 (or age 55 with 10 years of service), disability or other termination of service, or at a scheduled in-service withdrawal date chosen by the participant.

Potential Payments upon Termination or Change in Control

The discussion and table below describe the incremental payments or values to which each of the NEOs would be entitled in the event of termination of such executive's employment or a change in control. The only compensation plans under which an executive may be entitled to incremental payments are the severance plan, the CIC Severance Plan and the 2012 LTIP. No incremental values would be payable under the PRP, pension plan or deferred compensation plan as a result of a termination event or change in control.

Voluntary termination. If an NEO voluntarily terminates his or her employment, he or she will not be entitled to any incremental payments and unvested equity awards will be forfeited, unless the executive is eligible for normal or early retirement under the 2012 LTIP as discussed below.

Involuntary termination without cause. If Dover terminates the employment of an NEO without cause (excluding termination due to death or disability), the NEO will be entitled to a cash severance payment under the severance plan consisting of:

- Base salary continuation for 12 months following the date of termination;
- A pro rata portion (based on the completed calendar months worked in the year of termination) of the NEO's target annual incentive bonus payable for the year of termination, subject to potential reduction in the discretion of the Compensation Committee based upon attainment of the applicable performance criteria; and
- A monthly amount equal to the then cost of COBRA health continuation coverage, based on the level of health care coverage in effect on the termination date, for the lessor of 12 months or the period that the NEO receives COBRA benefits.

Unvested equity awards will be forfeited.

Retirement (for awards made in 2020 and earlier). Under the 2012 LTIP, an NEO eligible for normal or early retirement will be entitled to continued vesting of SSARs and restricted stock unit awards for 24 months in the case of early retirement under the Rule of 65, 36 months in the case of early retirement under the Rule of 70 and 60 months in the case of normal retirement at or after age 65. In the case of normal retirement, the outstanding performance share awards for the performance period ending the soonest will continue to vest, subject to the satisfaction of the applicable performance targets. In the case of early retirement under the Rule of 65 or 70, outstanding performance share awards are payable, subject to the satisfaction of the applicable performance targets, only at the Compensation Committee's discretion.

Early retirement under the 2012 LTIP is defined as termination for any reason other than normal retirement, death, disability or cause, under one of the following circumstances applicable to the NEOs:

- The executive has at least 10 years of service with a Dover company, the sum of his or her age and years of service on the date of termination equals at least 65, and for awards granted on or after August 6, 2014, is at least 55 years old (the "Rule of 65"), and the executive complies with certain notice requirements; or
- The executive has at least 15 years of service with a Dover company, the sum of his or her age and years of service on the date of termination equals at least 70, and for awards granted on or after August 6, 2014, is at least 60 years old (the "Rule of 70"), and the executive complies with certain notice requirements.

Any person who takes early or normal retirement under the 2012 LTIP is deemed to have expressly agreed that he or she will not compete with us or any of our companies at which he or she was employed within the three years immediately prior to his

or her termination, in the geographic areas in which we or that company actively carried on business at the end of the participant's employment, for the period during which such retirement affords him or her enhanced benefits (24 months in the case of the Rule of 65, 36 months in the case of the Rule of 70 or 60 months in the case of normal retirement). If the participant fails to comply with the non-compete provision, he or she forfeits any enhanced benefits under the 2012 LTIP and must return to Dover the economic value previously realized by reason of such benefits.

Change in Control (without termination of employment). All the change in control provisions in Dover's compensation plans are double-trigger. Accordingly, an NEO's compensation generally will not be affected by a change in control without termination of his or her employment. An executive will be entitled to incremental payments or values upon a change in control without termination of employment only if an executive's outstanding awards under the 2012 LTIP are impaired. In that circumstance, all unvested SSARs and restricted stock units will immediately vest on the date of the change in control and outstanding performance share awards will immediately vest and become payable on the date of the change in control on a pro-rata basis for a shortened performance period.

Each person granted an award under the 2012 LTIP is deemed to agree that, upon a tender or exchange offer, proxy solicitation or other action seeking to effect a change in control of Dover, he or she will not voluntarily terminate employment with us or any of our companies and, unless terminated by us, will continue to render services to us until the person seeking to effect a change in control of our Company has abandoned, terminated or succeeded in such person's efforts to effect the change in control.

Under the PRP, upon a change in control, each participant will become entitled to receive the actuarial value of the participant's benefit accrued through the date of the change in control. No additional incremental amounts are payable under the PRP upon a change in control.

Termination following a change in control. Upon the double-trigger events of a termination of employment following a change in control, an NEO may be eligible for certain cash severance payments and accelerated vesting of equity awards as described below.

An NEO will be entitled to receive severance payments if, within 18 months after the change in control, either his or her employment is terminated by Dover without "cause" or the executive terminates employment for "good reason," under and as such terms are defined in the CIC Severance Plan. The severance payments will consist of the following:

- A lump sum payment equal to 2.0 multiplied by the sum of (i) the executive's annual salary on the termination date or the change in control date, whichever is higher, and (ii) his or her target annual incentive bonus for the year in which the termination or the date of the change in control occurs, whichever is higher; and
- A lump sum payment equal to the then cost of COBRA health continuation coverage, based on the level of health care coverage in effect on the termination date, if any, for one year.

No executive may receive severance benefits under more than one plan or arrangement. If Dover determines that (i) any payment or distribution to an executive in connection with change in control, whether under the CIC Severance Plan or otherwise, would be subject to excise tax as an excess parachute payment under the Internal Revenue Code and (ii) the executive would receive a greater net-after-tax amount by reducing the amount of the severance payment, Dover will reduce the severance payments made under the CIC Severance Plan to the maximum amount that might be paid (but not less than zero) without the executive becoming subject to the excise tax. The CIC Severance Plan does not provide any gross-up for excise taxes.

In addition, if, within 18 months following a change in control of Dover (as defined in the 2012 LTIP) the executive is either involuntarily terminated other than for cause, death or disability or an event or condition that constitutes "good reason" occurs, and the executive subsequently resigns for good reason within applicable time limits and other requirements under the 2012 LTIP:

- All unvested SSARs and RSUs immediately vest upon the date of termination and become exercisable in accordance with the terms of the applicable award agreement; and
- All performance share awards will be deemed to have been earned "at target" as if the performance target had been achieved and such awards will immediately vest and become immediately due and payable on the date of termination

EXECUTIVE COMPENSATION TABLES

Potential Payments upon Termination or Change in Control Table. The table below shows the incremental amounts payable to each NEO if his or her employment had terminated in certain circumstances on December 31, 2020. The amounts shown assume that termination was effective as of December 31, 2020. The actual amounts to be paid out can only be determined at the time of each executive's separation from Dover. As of December 31, 2020, no NEO was eligible for normal retirement under the 2012 LTIP; accordingly such event is not included in the table.

	Voluntary Termination ($)(1)	Involuntary Not for Cause Termination ($)(2)	For Cause Termination ($)(3)	Early Retirement under Rule of 65 or 70 ($)	Involuntary or Good Reason Termination following a Change in Control ($)
Richard J. Tobin					
Cash severance	N/A	4,631,250(5)	N/A	N/A	6,175,000(6)
Performance share award	0	0	0	N/A	5,308,686(8)
Stock options/SSARs	0	0	0	N/A	17,010,411(9)
Restricted Stock Units	0	8,312,679(10)	0	N/A	12,036,170(11)
Health and welfare benefits	0	40,179(12)	0	N/A	40,179(12)
Outplacement	N/A	10,000	N/A	N/A	10,000
Total:	0	12,994,107	0	N/A	40,580,446
Brad M. Cerepak					
Cash severance	N/A	1,462,000(5)	N/A	N/A	2,924,000(6)
Performance share award	N/A	553,733(7)	0	553,733(7)	1,396,325(8)
Stock options/SSARs	N/A	4,427,140(4)	0	4,427,140(4)	4,616,693(9)
Restricted Stock Units	N/A	855,091(10)	0	855,091(10)	995,608(11)
Health and welfare benefits	N/A	26,786(12)	0	0	26,786(12)
Outplacement	N/A	10,000	N/A	N/A	10,000
Total:	N/A	7,334,749	0	5,835,964	9,969,412
Girish Juneja					
Cash severance	N/A	850,000(5)	N/A	N/A	1,700,000(6)
Performance share award	0	0	0	N/A	335,320(8)
Stock options/SSARs	0	0	0	N/A	978,902(9)
Restricted Stock Units	0	0	0	N/A	229,396(11)
Health and welfare benefits	0	3,595(12)	0	N/A	3,595(12)
Outplacement	N/A	10,000	N/A	N/A	10,000
Total:	0	863,595	0	N/A	3,257,213

EXECUTIVE COMPENSATION TABLES

	Voluntary Termination ($)(1)	Involuntary Not for Cause Termination ($)(2)	For Cause Termination ($)(3)	Early Retirement under Rule of 65 or 70 ($)	Involuntary or Good Reason Termination following a Change in Control ($)
Ivonne M. Cabrera					
Cash severance	N/A	952,000(5)	N/A	N/A	1,904,000(6)
Performance share award	0	0	0	N/A	558,530(8)
Stock options/SSARs	0	0	0	N/A	1,846,678(9)
Restricted Stock Units	0	0	0	N/A	398,319(11)
Health and welfare benefits	0	26, 786(12)	0	N/A	26,786(12)
Outplacement	N/A	10,000	N/A	N/A	10,000
Total:	0	988,786	0	N/A	4,744,313
David J. Malinas					
Cash severance	N/A	787,950(5)	N/A	N/A	1,575,900(6)
Performance share award	0	0	0	N/A	189,628(8)
Stock options/SSARs	0	0	0	N/A	42,647(9)
Restricted Stock Units	0	0	0	N/A	94,814(11)
Health and welfare benefits	0	17,689(12)	0	N/A	17,689(12)
Outplacement	N/A	10,000	N/A	N/A	10,000
Total:	0	815,639	0	N/A	1,930,678

(1) Mr. Cerepak is eligible for early retirement under the 2012 LTIP. Accordingly, we have assumed that he would take early retirement, rather than voluntary termination.

(2) Dover anticipates allowing anyone eligible for early retirement under the Rule of 65 or the Rule of 70 under the 2012 LTIP to take early retirement in the event of involuntary termination. Accordingly, for Mr. Cerepak, this column reflects the applicable early retirement treatment of his performance shares, RSUs, and SSARs.

(3) A NEO whose employment is terminated by us for cause will forfeit all outstanding cash and equity awards, whether or not vested or exercisable. The executive will also forfeit benefits under the PRP in accordance with the PRP terms.

(4) Reflects for Mr. Cerepak the value of unvested SSARs that would vest within 24 months.

(5) For Mr. Tobin, the amount is equal to 1.5 times the sum of his annual salary plus target bonus; for the other NEOs, the amounts represent 12 month salary continuation plus an amount equal to the pro rata portion of the target bonus, subject to the Compensation Committee's discretion to reduce the payment amount.

(6) Represents a payment equal to 2 times the sum of (i) the executive's annual salary on the termination date or the change in control date, whichever is higher, and (ii) his or her target annual incentive bonus for the year in which the termination or the date of the change in control occurs, whichever is higher.

(7) Since Mr. Cerepak is eligible for early retirement under the Rule of 65 the amount reflects the performance share awards for the three-year performance period 2019-2021 at target. This calculation assumes that the Compensation Committee approves payout for the performance period for Mr. Cerepak.

(8) Represents payout at target of performance share awards granted under the 2012 LTIP for the 2019-2021 and 2020-2022 performance periods, using $126.25 per share, market closing price on December 31, 2020.

(9) Represents acceleration of vesting of unvested SSAR awards granted under the 2012 LTIP, calculated as the difference between the closing price of $126.25 per share of our common stock on December 31, 2020, and the exercise price of each unvested SSAR award multiplied by the number of shares covered by such award.

(10) For Mr. Cerepak the amount reflects the value of unvested RSUs as of December 31, 2020 that will vest within the following 24 months. Mr. Tobin is eligible per his employment agreement to fully vest all sign-on RSUs, and the amount shown represents the two remaining tranches that vest after 2020.

(11) Represents acceleration of vesting of unvested RSUs granted under the 2012 LTIP.

(12) Represents COBRA health continuation coverage costs under the severance plan or CIC Severance Plan as applicable. Under the CIC Severance Plan, an executive is entitled to a lump sum payment equal to the then cost of COBRA health continuation coverage for 12 months. Mr. Tobin would receive 18 months per his employment agreement.

Proposal 4 — Advisory Resolution to Approve Named Executive Officer Compensation

Each year, we offer our shareholders an opportunity to vote to approve, on an advisory and nonbinding basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with Section 14A of the Exchange Act.

We are asking our shareholders to indicate their support for our NEO compensation as described in this Proxy Statement. This proposal, commonly known as a "Say on Pay" proposal, gives our shareholders the opportunity to express their views on our NEOs' compensation. We believe that our compensation programs are well designed and reinforce our strategic focus on continued revenue and profit growth.

Our Board has a strong history of engaging with shareholders and soliciting feedback on a range of topics, including our executive compensation program. Historically, our program has received strong shareholder support as expressed during our one-on-one engagement discussions with shareholders and through our Say on Pay vote levels.

However, in 2019, approximately 67% of the Say on Pay votes cast were in support of the Company (down from more than 96% in each of the four preceding years). Following the 2019 annual meeting of shareholders, we extended invitations to shareholders holding approximately 65% of our outstanding shares to specifically discuss compensation and governance matters in an effort to better understand what led to the decline in the 2019 Say on Pay vote. We held meetings with shareholders holding approximately 41% of our outstanding shares. After conducting several rounds of engagement, reviewing market practices, and reflecting on the elements of our program and how they align with our business objectives and long-term shareholder value creation, our Compensation Committee implemented meaningful changes to our program for 2020.

At our 2020 annual meeting, we are proud to report that our Say on Pay vote once again received support from more than 96% of shareholders, reflecting the positive changes made by our Compensation Committee in response to shareholder feedback.

This vote is not intended to address any specific item of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that Dover's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Dover's Proxy Statement for the 2021 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosures."

The Say on Pay vote is advisory and therefore not binding on Dover, our Compensation Committee or our Board. Our Board and our Compensation Committee value the opinions of our shareholders and, to the extent there is any significant vote against the NEO compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NEOs, AS DISCLOSED IN THIS PROXY STATEMENT.

Shareholder Proposal

Proposal 5 — Shareholder Proposal Regarding the Right to Act by Written Consent

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, beneficial owner of no fewer than 50 shares of Dover's common stock, has given notice that he intends to present a proposal for consideration at the Annual Meeting. In accordance with SEC rules, John Chevedden's proposed resolution and supporting statement are printed verbatim below. The Board accepts no responsibility for the content or accuracy of the proposal and the supporting statement.

Proposal 5 — Shareholder Right to Act by Written Consent

Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes shareholder ability to initiate any appropriate topic for written consent.

This proposal topic won 95%-support at our 2016 annual meeting. This proposal topic also won 88%-support at an AT&T shareholder meeting.

In spite of our 95%-vote management did a convoluted process that purportedly concluded that Dover shareholders did not want the written consent that they gave 95% support to. The lesson for Dover shareholders is that one cannot trust so-called shareholder engagement by management. The Dover brand of shareholder engagement is a one-sided sales pitch to torpedo an overwhelming 95%-vote.

The Bank of New York Mellon Corporation (BK) said it adopted written consent in 2019 after 45%-support for a written consent shareholder proposal. This is one-half of our 95% vote. And this BK action was a year before the pandemic made in-person shareholder meetings a dinosaur – perhaps forever. It is so much easier for management to conduct a tightly controlled online shareholder meeting that management is now spoiled and will never want to return to an in-person shareholder meeting.

Shareholders need to be able to accomplish more outside of a shareholder meeting due the onslaught of tightly controlled online shareholder meetings.

With the near universal use of tightly controlled internet annual shareholder meetings, which can last only 10-minutes, shareholders are severely restricted in engaging with management and making their views known because all challenging questions and comments can be screened out.

For instance Goodyear management hit the mute button right in the middle of a formal shareholder proposal presentation at its 2020 shareholder meeting. Goodyear management simply did not want shareholders to hear constructive criticism.

Plus AT&T management would not allow any sponsors of shareholder proposals to speak at the 2020 AT&T online annual meeting.

Please see:
AT&T investors denied a dial-in as annual meeting goes online

https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/

Online meetings also give management a blank check to make false statements. For instance management at scores of 2020 online annual meetings falsely stated that there were no more shareholder questions. Online shareholders were powerless to point out that their questions were not answered.

Please see:
Schwartz-Ziv, Miriam, *How Shifting from In-Person to Virtual Shareholder Meetings Affects Shareholders' Voice* (August 16, 2020).
Available at SSRN: https://ssrn.com/abstract=3674998 or http://dx.doi.org/10.2139/ssrn.3674998

Now more than ever shareholders need to have the option to take action outside of a shareholder meeting since tightly controlled online shareholder meetings are a shareholder engagement wasteland.

Please vote yes:

Shareholder Right to Act by Written Consent — Proposal 5

SHAREHOLDER PROPOSAL

Opposition Statement of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board is committed to strong corporate governance and responsiveness to Dover's shareholders and believes in maintaining policies and practices that serve the best interests of all shareholders. After careful consideration, the Board has determined that the proposal is not in the best interests of Dover and its shareholders. The Board believes that a written consent right is unnecessary given the ability of our shareholders holding 15% or more of our outstanding shares to call special meetings of shareholders.

The proposal would deprive the right of all shareholders to be consulted on important matters concerning their investment in Dover.

Our governing documents require that actions subject to a shareholder vote be considered at a meeting of shareholders. This requirement ensures that all shareholders receive advance notice of the proposed action and have an opportunity to discuss it and consider all points of view. In contrast, the proposal would allow one group of shareholders to approve and adopt critical actions relating to the company without notice to other shareholders and without an opportunity for discussion at a shareholder meeting. Action by written consent can occur with little or no advance notice to the Company, other shareholders or the market. As a result, the Board may not have a meaningful opportunity to consider the merits of the proposed action, to consider alternative courses of action or to communicate its views to shareholders. As a result, this proposal, if adopted, could disenfranchise shareholders and may deprive them of their rights, while enabling other short-term or special interest investors to approve proposals that are not in the best interest of all shareholders. Because of these deficiencies, the Board believes that the written consent process is not appropriate for a widely held public company like Dover.

We have a robust shareholder engagement program and our shareholders have indicated that a 15% special meeting right is preferable to a written consent right.

In 2020, we continued our focus on regularly engaging with our shareholders. We reached out to holders of over approximately 59% of our shares outstanding, and engaged with governance professionals and/or portfolio managers at investors holding approximately 31% of our shares outstanding. As described under "Shareholder Engagement and History of Board Responsiveness" on pages 32 through 33, engagement topics included the COVID-19 pandemic, diversity and inclusion, ESG, compensation, and governance matters. Although shareholders possess a variety of views, many of our shareholders expressed that the right to act by written consent was unnecessary in light of our shareholders' right to call special meetings. Moreover, to the extent some shareholders desired greater rights, the overall feedback was that the adoption in 2020 of a 15% ownership threshold for special meetings was preferable to a written consent right.

Our shareholder right to call special meetings allows shareholders to propose actions without waiting for our next annual meeting. A special meeting right set at an appropriate threshold is preferable to action by written consent because a meeting allows all shareholders to participate in, and discuss the merits of, a proposed action, and allows the Board to make a thoughtful recommendation about the action. As a result, a strong shareholder special meeting right is better suited to a culture of transparency and good corporate governance.

The Board believes that having a special meeting right at a 15% ownership threshold strikes the right balance for Dover, as it is a low enough threshold to provide a meaningful right for shareholders to act between annual meetings yet high enough to prevent a single shareholder (or small group of shareholders) from acting without broad shareholder support.

We have a strong corporate governance structure and a record of responsiveness and accountability.

Our corporate governance structure reflects a significant and ongoing commitment to strong and effective corporate governance and accountability and responsiveness to shareholders. Our Board regularly assesses and refines our governance policies and procedures to take into account evolving best practices and to address feedback provided by our shareholders during our engagement with them. In addition to our 15% special meeting right, other corporate governance practices that reflect our accountability and responsiveness to shareholders include:

- ✓ *Annual Election of Directors* – All of our directors are elected on an annual basis.

- ✓ *Majority Voting Standard in Director Elections* – Directors must receive a majority vote to be elected in an uncontested election, and a director who fails to receive a majority vote must tender his or her resignation under our director resignation policy.

SHAREHOLDER PROPOSAL

✓ *Proxy Access* – Under our by-laws, a shareholder, or a group of up to 20 shareholders, owning at least three percent of our outstanding shares for at least three years may nominate and include in our proxy materials up to the greater of two director candidates or 20% of the Board.

✓ *Independent Board Chairman* – Our Board has adopted a structure whereby our Chairman is an independent director.

✓ *Substantial Majority of Board Is Independent* – All of our directors, other than our CEO, are independent.

✓ *Elimination of Supermajority Voting Provisions* – All of the supermajority voting provisions in our charter have been eliminated.

✓ *Shareholder Engagement* – Shareholders can communicate directly with the Board and/or individual directors. In addition, we regularly engage with our shareholders regarding strategy, governance, compensation and sustainability matters. In 2020, we reached out to holders of approximately 59% of our shares outstanding.

✓ *No Shareholder Rights Plan* – We do not have a shareholders rights plan.

In light of our existing right of shareholders to call special meetings with a 15% ownership threshold, as well as the Board's continuing commitment to effective corporate governance, the Board believes that adoption of the shareholder proposal is unnecessary and not in the best interests of Dover and its shareholders.


**THE BOARD RECOMMENDS A VOTE "AGAINST" THE SHAREHOLDER PROPOSAL
REGARDING THE RIGHT TO ACT BY WRITTEN CONSENT.**


Share Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership, as of March 10, 2021 (except as otherwise stated), of our common stock by the following:

- Each director and each of our executive officers named in "Executive Compensation Tables — Summary Compensation Table";
- All of the directors and executive officers as a group including the NEOs; and
- Each person known to us to own beneficially more than 5% of our outstanding common stock.

The beneficial ownership set forth in the table is determined in accordance with the rules of the SEC. The percentage of beneficial ownership for directors and executive officers is based on 143,856,653 shares of common stock outstanding on March 10, 2021. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares beneficially owned.

NAME OF BENEFICIAL OWNER	Number of Shares(1)	Percentage(1)
DIRECTORS (EXCEPT MR. TOBIN):		
DEBORAH L. DEHAAS	0	*
H. JOHN GILBERTSON, JR.	3,008	*
KRISTIANE C. GRAHAM (2)	443,775	*
MICHAEL F. JOHNSTON (3)	18,501	*
ERIC A. SPIEGEL (4)	6,874	*
STEPHEN M. TODD (5)	21,240	*
STEPHEN K. WAGNER (6)	17,240	*
KEITH E. WANDELL	7,530	*
MARY A. WINSTON	16,943	*
NEOS:		
RICHARD J. TOBIN (7)	186,534	*
BRAD M. CEREPAK (8)	413,915	*
IVONNE M. CABRERA (9)	198,033	*
GIRISH JUNEJA (10)	14,898	*
DAVID J. MALINAS (11)	916	*
DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (18 PERSONS) (12)	1,396,816	*
5% BENEFICIAL OWNERS:		
BLACKROCK, INC. (13)	10,839,718	7.5%
JPMORGAN CHASE & CO. (14)	11,686,656	8.1%
STATE STREET CORPORATION (15)	7,233,950	5.02%
THE VANGUARD GROUP (16)	16,069,537	11.15%

* Less than one percent.

(1) In computing the number of shares beneficially owned by an executive officer and the percentage ownership of such executive officers, we have included (i) shares of common stock subject to stock-settled appreciation rights ("SSARs") held by that person that are currently exercisable or exercisable within 60 days of March 10, 2021 and (ii) shares of common stock subject to restricted stock units that are scheduled to vest within 60 days of March 10, 2021, subject to the executive being an employee of Dover on the date of vesting. Such shares, however, are not deemed to be outstanding for

purposes of computing the percentage ownership of any other person. Information about shares held through Dover's 401(k) plan is as of February 10, 2021; fractional shares held in 401(k) accounts have been rounded down.

In computing the number of shares beneficially owned by a director and the percentage ownership of such director, we have included shares of common stock subject to deferred stock units which become payable upon the director's termination of service. Such shares, however, are not deemed to be outstanding for purposes of computing the percentage ownership of any other person.

(2) *Includes 146,053 shares held by foundations of which Ms. Graham is a director and in which she disclaims any beneficial ownership, 2,460 shares held by her children to which Ms. Graham disclaims any beneficial ownership and 13,262 deferred stock units.*

(3) *Includes 14,501 deferred stock units.*

(4) *Includes 5,374 deferred stock units.*

(5) *Includes 13,262 deferred stock units.*

(6) *Includes 13,262 deferred stock units.*

(7) *Includes 3,126 deferred stock units, 15,476 shares in respect of restricted stock units scheduled to vest on March 15, 2021 and 203 shares held in our 401(k) plan.*

(8) *Includes 354,496 shares in respect of vested SSARs, 4,199 shares in respect of restricted stock units scheduled to vest on March 15, 2021 and 2,464 shares held in our 401(k) plan.*

(9) *Includes 177,676 shares in respect of vested SSARs, 1,680 shares in respect of restricted stock units scheduled to vest on March 15, 2021 and 1,682 shares held in our 401(k) plan.*

(10) *Includes 11,695 shares in respect of vested SSARs, 932 shares in respect of restricted stock units scheduled to vest on March 15, 2021 and 304 shares held in our 401(k) plan.*

(11) *Includes 250 shares in respect of restricted stock units scheduled to vest on March 15, 2021 and 166 shares held in our 401(k) plan.*

(12) *Includes 575,316 shares in respect of vested SSARs, 62,787 deferred stock units, 24,064 shares in respect of restricted stock units scheduled to vest on March 15, 2021 and 13,111 shares held in our 401(k) plan.*

(13) *Number of shares beneficially owned and percentage ownership based on information contained in a Schedule 13G/A filed with the SEC on January 29, 2021 by BlackRock, Inc. with respect to beneficial ownership of Dover common stock as of December 31, 2020. BlackRock reported sole dispositive power with regard to 10,839,718 of the shares and sole voting power with regard to 9,336,345 of such shares. BlackRock, Inc.'s offices are located at 55 East 52nd Street, New York, NY 10055.*

(14) *Number of shares beneficially owned and percentage ownership based on information contained in a Schedule 13G/A filed with the SEC on January 22, 2021 by JPMorgan Chase & Co. with respect to beneficial ownership of Dover common stock as of December 31, 2020. JPMorgan Chase & Co. reported sole voting power with regard to 11,328,786 of the shares, shared voting power with regard to 14,619 of the shares, sole dispositive power with regard to 11,634,537 of the shares and shared dispositive power with regard to 44,332 of the shares. JPMorgan Chase & Co.'s address is 383 Madison Avenue, New York, NY 100179.*

(15) *Number of shares beneficially owned and percentage ownership based on information contained in a Schedule 13G filed with the SEC on February 8, 2021 by State Street Corporation with respect to beneficial ownership of Dover common stock as of December 31, 2020. State Street Corporation reported shared voting power with regard to 6,511,056 of the shares and shared dispositive power with regard to 7,221,034 of the shares. State Street Corporation's offices are located at One Lincoln Street, Boston, MA 02111.*

(16) *Number of shares beneficially owned and percentage ownership based on information contained in a Schedule 13G/A filed with the SEC on February 10, 2021 by The Vanguard Group with respect to beneficial ownership of Dover common stock as of December 31, 2020. The Vanguard Group reported sole voting power with regard to none of the shares, shared voting power with regard to 232,925 of the shares, sole dispositive power with regard to 15,441,783 of the shares and shared dispositive power with regard to 627,754 of the shares. The Vanguard Group's address is 100 Vanguard Blvd., Malvern, PA 19355.*

Stock Ownership Guidelines

Our Board has adopted a policy that directors are expected to hold at any time a number of shares at least equal to the aggregate number of shares they received as the stock portion of their annual retainer during the past five years, net of an assumed 30% tax rate.

Executive officers are expected to hold a number of shares with a value at least equal to a multiple of their annual salary. For a discussion of the executive officer share ownership guidelines, see "Compensation Discussion and Analysis—Other Elements of Compensation" on page 71.

General Information About the Annual Meeting

We are providing this Proxy Statement to our shareholders in connection with the solicitation of proxies by the Board for use at the Annual Meeting. We are mailing this Notice of Annual Meeting and Proxy Statement beginning on or about March 18, 2021.

Record Date

The record date for determining shareholders eligible to vote at the Annual Meeting is March 10, 2021. As of the close of business on that date, we had outstanding 143,856,653 shares of common stock. Each share of common stock is entitled to one vote on each matter.

Electronic Delivery of Proxy Materials

As permitted under SEC rules, we are making this Proxy Statement and our Annual Report to Shareholders (which includes our Annual Report on Form 10-K for the year ended December 31, 2020) available to shareholders electronically via the internet. We believe electronic delivery expedites receipt of our proxy materials by shareholders, while lowering the costs and reducing the environmental impact of the Annual Meeting. If you receive a notice of internet availability of proxy materials by mail, you will not receive a printed copy of the proxy materials by mail unless you specifically request them. Instead, the notice of internet availability will provide instructions as to how you may review the proxy materials and submit your voting instructions over the internet. If you receive the notice by mail and would like to receive a printed copy of the proxy materials, you should follow the instructions in the notice of internet availability for requesting a printed copy. In addition, the proxy card contains instructions for electing to receive proxy materials over the internet or by mail in future years.

Shareholders of Record; Beneficial Owners

Most holders of our common stock hold their shares beneficially through a broker, bank or other nominee rather than of record directly in their own name. As summarized below, there are some differences in the way to vote shares held of record and those owned beneficially.

If your shares are registered directly in your name with our transfer agent, you are considered the shareholder of record of those shares, and the notice of internet availability or proxy materials are being sent directly to you. As a shareholder of record, you have the right to grant your voting proxy directly to the persons named as proxy holders or to vote in person at the Annual Meeting. If you received or requested printed copies of the proxy materials, Dover has enclosed a proxy card for you to use. You may also submit your proxy on the internet or by telephone as described in the proxy card.

If your shares are held in a brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares held in "street name," and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record of those shares. As the beneficial owner, you generally have the right to direct your broker on how to vote and are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote those shares in person at the Annual Meeting unless you have a proxy, executed in your favor, from the holder of record of your shares. Your broker or nominee has enclosed a voting instruction card for you to use in directing your broker or nominee as to how to vote your shares. We strongly encourage you to instruct your broker or nominee how you wish to vote.

Vote Required; Abstentions and Broker Non-Votes; Quorum

For Proposal 1, a majority of the votes cast at the Annual Meeting is required to elect each of the directors. This means that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director in order for that director to be elected. Our organizational documents do not provide for cumulative voting.

Proposals 2 and 3 will require the affirmative vote of at least a majority of shares present in person or represented by proxy and entitled to vote thereon.

Proposal 4 is a nonbinding, advisory resolution so its ultimate adoption is at the discretion of the Board. The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote thereon will be deemed to be approval by the shareholders of Proposal 4.

Proposal 5 will require the affirmative vote of at least a majority of shares present in person or represented by proxy and entitled to vote thereon. Proposal 5 is a shareholder advisory resolution that will not itself effect any amendment to our charter or by-laws.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

If you are a shareholder of record and you sign and return your proxy card or vote electronically without making any specific selection, then your shares will be voted FOR all director nominees listed in Proposal 1 and FOR Proposals 2, 3, and 4, and AGAINST Proposal 5.

If you specify that you wish to "ABSTAIN" from voting on an item, then your shares will not be voted on that particular item. Abstentions will not affect the outcome of the vote on Proposal 1. However, they will have the same effect as a vote against Proposals 2, 3, 4, and 5.

If you are a beneficial owner and hold your shares through a broker or other nominee and do not provide your broker or nominee with voting instructions, the broker or nominee will have discretionary authority to vote your shares on routine matters only and will not vote your shares on non-routine matters. This is generally referred to as a "broker non-vote." Only Proposal 3 will be considered a routine matter for the Annual Meeting. Accordingly, a broker or other nominee will not be able to vote on Proposals 1, 2, 4, and 5 without voting instructions. Broker non-votes will not affect the outcome of the vote on Proposals 1, 2, 4, and 5 as they will not be counted as being present and entitled to vote on such proposals.

For purposes of the Annual Meeting, there will be a quorum if the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting are present in person or represented by proxy. Abstentions and broker non-votes will be counted for purposes of determining if a quorum is present.

Voting Procedures

If you are a shareholder of record, you may vote in person at the Annual Meeting or submit your proxy or voting instruction form over the internet, by telephone or by mail by following the instructions provided in our notice of internet availability, in the proxy materials or in the voting instruction form. If you hold your shares beneficially in "street name" through a broker or other nominee, you must follow the instructions provided by your broker or nominee to vote your shares.

Revoking Your Proxy/Changing Your Voting Instructions

If you are a shareholder of record, whether you give your proxy over the internet, by telephone or by mail, you may revoke it at any time before it is exercised. You may submit a new proxy by using the internet or the telephone or by mailing a new proxy card bearing a later date so long as it is received before the Annual Meeting. You may also revoke your proxy by attending the Annual Meeting and voting in person, although attendance at the Annual Meeting will not, by itself, revoke your proxy. If you hold your shares beneficially in "street name" through a broker or other nominee, you must follow the instructions provided by your broker or nominee as to how you may change your voting instructions.

Shareholders Sharing the Same Address

SEC rules permit us to deliver one copy of the Proxy Statement or a notice of internet availability of the Proxy Statement to multiple shareholders of record who share the same address and have the same last name, unless we have received contrary instructions from one or more of such shareholders. This delivery method, called "householding," reduces our printing and mailing costs. Shareholders who participate in householding will continue to receive or have internet access to separate proxy cards.

If you are a shareholder of record subject to householding and wish to receive a separate copy of the Proxy Statement or notice of internet availability of the proxy materials, now or in the future, at the same address or if you are currently receiving multiple copies of such materials at the same address and wish to receive only a single copy, please write to or call the Corporate Secretary, Dover Corporation, 3005 Highland Parkway, Downers Grove, Illinois 60515, telephone: (630) 541-1540.

Beneficial owners sharing an address who are currently receiving multiple copies of the proxy materials or notice of internet availability of the proxy materials and wish to receive only a single copy in the future, or who currently receive a single copy and wish to receive separate copies in the future, should contact their bank, broker or other holder of record to request that only a single copy or separate copies, as the case may be, be delivered to all shareholders at the shared address in the future.

Proxy Solicitation Costs

We will pay the reasonable and actual costs of printing, mailing and soliciting proxies, but we will not pay a fee to any of our officers or employees or to officers or employees of any of our subsidiaries as compensation for soliciting proxies. We have retained Morrow Sodali, LLC to solicit brokerage houses and other custodians, nominees or fiduciaries, and to send proxies and proxy materials to the beneficial owners of such shares, for a fee of approximately $12,000 plus expenses.

Other Matters

Our Board and management have not received notice of, and are not aware of, any business to come before the Annual Meeting other than the agenda items referred to in this Proxy Statement. If, however, any other business properly comes before the meeting, the persons named as proxies will use their best judgment in voting the proxies.

Shareholder Proposals and Director Nominations for 2022 Annual Meeting

In order for shareholder proposals to be included in our proxy statement for the Annual Meeting of Shareholders to be held in 2022 (the "2022 Annual Meeting"), they must be received by our Corporate Secretary at our principal executive offices, 3005 Highland Parkway, Downers Grove, Illinois, 60515, no later than the close of business on November 18, 2021.

In 2016, we adopted a proxy access right to permit a shareholder or a group of up to 20 shareholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our by-laws. In order to be timely, notice of proxy access director nominees must be received by our Corporate Secretary at our principal executive offices at the address above no earlier than the open of business on October 19, 2021 and no later than the close of business on November 18, 2021 being, respectively, 150 days and 120 days prior to the first anniversary of the date we first distributed this proxy statement.

All other shareholder nominations and proposals, in order to be voted on at the 2022 Annual Meeting, must be received by us no earlier than the open of business on January 7, 2022, and no later than the close of business on February 6, 2022 being, respectively, 120 days and 90 days prior to the date of the first anniversary of the 2021 Annual Meeting.

Where You Can Find Additional Information

Our website is located at www.dovercorporation.com. Although the information contained on or connected to our website is not part of this Proxy Statement, you can view additional information on our website, such as:

- Charters of our Board committees
- Corporate Governance Guidelines
- Code of Business Conduct & Ethics
- Related Person Transactions Policy
- Standards for Director Independence
- Other governance materials and reports that we file with the SEC. Copies of these documents also may be obtained free of charge by writing or calling the Corporate Secretary, Dover Corporation, 3005 Highland Parkway, Downers Grove, Illinois 60515, telephone: (630) 541-1540

Caution Concerning Forward-Looking Statements

This proxy statement contains forward-looking statements that are inherently subject to uncertainties and risks. We caution investors to be guided in their analysis of Dover by referring to the documents we file with the SEC, including our Annual Report on Form 10-K for 2020, for a list of factors that could cause our results to differ from those anticipated in any such forward-looking statements.

Non-GAAP Disclosures

In an effort to provide investors with additional information regarding our results as determined by accounting principles generally accepted in the United States of America ("GAAP"), we also disclose non-GAAP information that we believe provides useful information to investors. Adjusted net earnings, adjusted diluted net earnings per share, total segment earnings (EBIT), adjusted EBIT by segment, adjusted EBIT margin by segment, free cash flow, free cash flow as a percentage of revenue, free cash flow as a percentage of earnings from continuing operations, and organic revenue growth are not financial measures under GAAP and should not be considered as a substitute for net earnings, diluted net earnings per share, cash flows from operating activities, or revenue as determined in accordance with GAAP, and they may not be comparable to similarly titled measures reported by other companies.

Adjusted Earnings Per Share

(in millions, except per share data)	2020	2019	2018
Adjusted earnings from continuing operations:			
Net earnings	$ 683	$ 678	$ 591
Acquisition-related amortization, pre-tax [1]	139	138	146
Acquisition-related amortization, tax impact [2]	(34)	(35)	(37)
Rightsizing and other costs, pre-tax [3]	51	32	73
Rightsizing and other costs, tax impact [2]	(11)	(7)	(15)
Loss on extinguishment of debt, pre-tax [4]	—	24	—
Loss on extinguishment of debt, tax impact [2]	—	(5)	—
Loss on assets held for sale [5]	—	47	—
Tax Cuts and Jobs Act [6]	—	—	(3)
Gain on disposition, pre-tax [7]	(5)	—	—
Gain on disposition, tax impact [2]	1	—	—
Adjusted earnings from continuing operations	$ 824	$ 872	$ 756
Diluted average shares outstanding	145	147	152
Adjusted diluted earnings per common share:			
Earnings from continuing operations	$ 4.70	$ 4.61	$ 3.89
Acquisition-related amortization, pre-tax [1]	0.95	0.94	0.96
Acquisition-related amortization, tax impact [2]	(0.24)	(0.24)	(0.24)
Rightsizing and other costs, pre-tax [3]	0.35	0.22	0.48
Rightsizing and other costs, tax impact [2]	(0.07)	(0.06)	(0.10)
Loss on extinguishment of debt, pre-tax [4]	—	0.16	—
Loss on extinguishment of debt, tax impact [2]	—	(0.04)	—
Loss on assets held for sale [5]	—	0.32	—
Tax Cuts and Jobs Act [6]	—	—	(0.02)
Gain on dispositions, pre-tax [7]	(0.03)	—	—
Gain on dispositions, tax impact [2]	0.01	—	—
Adjusted diluted earnings per common share	$ 5.67	$ 5.93	$ 4.97

[1] Includes amortization on acquisition-related intangible assets and inventory step-up.
[2] Adjustments were tax effected using the statutory tax rates in the applicable jurisdictions or the effective tax rate, where applicable, for each period.
[3] Rightsizing and other costs include actions taken on employee reductions, facility consolidations and site closures, product line exits and other asset charges.
[4] Represents a loss on early extinguishment of €300,000 2.125% notes due 2020 and $450,000 4.30% notes due 2021.
[5] Represents a loss on assets held for sale of Finder. Under local law, no tax benefit is realized from the loss on the sale of a wholly-owned business.
[6] Adjustment represents tax benefits related to additional Tax Cuts and Jobs Act regulatory guidance covered by SAB 118.
[7] Represents a gain on the disposition of AMS Chino within the Refrigeration & Food Equipment segment, including working capital adjustments.
* Per share data and totals may be impacted by rounding.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Adjusted Segment EBIT Margin

Segment earnings (EBIT) is adjusted by the effect of rightsizing and other costs, loss on assets held for sale, and gain on dispositions to derive at total adjusted segment earnings (EBIT). Total adjusted segment earnings (EBIT) is divided by total segment revenue to derive at adjusted segment EBIT margin as follows:

(in thousands)	2020	2019	2018
Segment earnings (EBIT):			
Engineered Products	$ 238,167	$ 291,848	$ 252,368
Fueling Solutions	236,974	231,873	152,255
Imaging & Identification	193,473	229,484	198,902
Pumps & Process Solutions	305,276	240,081	237,549
Refrigeration & Food Equipment	102,872	118,832	136,119
Total segment earnings (EBIT) [1]	1,076,762	1,112,118	977,193
Rightsizing and other costs	44,171	26,555	58,587
Loss on assets held for sale [2]	—	46,946	—
Gain on dispositions [3]	(5,213)	—	—
Adjusted segment EBIT	$ 1,115,720	$ 1,185,619	$ 1,035,780
Adjusted segment EBIT margin	16.7%	16.6%	14.8%

[1] Refer to the table below for reconciliaiton of total segment earnings (EBIT) to net earnings.
[2] Represents a loss on assets held for sale of Finder. Under local law, no tax benefit is realized from the loss on the sale of a wholly-owned business.
[3] Represents a gain on the disposition of AMS Chino within the Refrigeration & Food Equipment segment.

(in thousands)	2020	2019	2018
Net Earnings:			
Total segment earnings (EBIT)	$ 1,076,762	$ 1,112,118	$ 977,193
Corporate expense / other	126,662	147,817	129,724
Interest expense	111,937	125,818	130,972
Interest income	(3,571)	(4,526)	(8,881)
Earnings from continuing operations before provision for income taxes	841,734	843,009	725,378
Provision for income taxes	158,283	165,091	134,233
Earnings from continuing operations	683,451	677,918	591,145
Loss from discontinued operations, net	—	—	(20,878)
Net earnings	$ 683,451	$ 677,918	$ 570,267

Free Cash Flow

Free cash flow represents net cash provided by operating activities minus capital expenditures as follows:

(in thousands)	2020	2019	2018
Cash flow from operating activities	$ 1,104,810	$ 945,306	$ 789,193
Less: Capital expenditures	(165,692)	(186,804)	(170,994)
Free cash flow*	$ 939,118	$ 758,502	$ 618,199
Free cash flow as a percentage of revenue	14.1%	10.6%	8.8%
Free cash flow as a percentage of earnings from continuing operations	137.4%	111.9%	104.6%

* FY 2020 cash flow from operating activities reflects benefits from permitted deferrals of tax payments and advanced payments on contracts.

Organic Revenue Growth Factor

	2020 Full Year
Organic	(6.6)%
Acquisitions	1.0%
Dispositions	(0.7)%
Currency translation	—%
Total	(6.3)%

Non-GAAP Disclosures

Adjusted net earnings represents net earnings adjusted for the effect of acquisition-related amortization, rightsizing and other costs, loss on extinguishment of debt, loss on assets held for sale, the Tax Cuts and Jobs Act and a gain on disposition. We exclude after-tax acquisition-related amortization because the amount and timing of such charges are significantly impacted by the timing, size, number and nature of the acquisitions the Company consummates. We exclude the other items because they occur for reasons that may be unrelated to the Company's commercial performance during the period and/or Management believes they are not indicative of the Company's ongoing operating costs or gains in a given period.

Adjusted diluted net earnings per share represents adjusted net earnings divided by average diluted shares.

Total segment earnings (EBIT) is defined as net earnings before income taxes, net interest expense and corporate expenses. Total segment earnings (EBIT) margin is defined as total segment earnings (EBIT) divided by revenue. Management believes these measures are useful to investors to better understand the Company's ongoing profitability as it will better reflect the Company's core operating results, offer more transparency and facilitate easier comparability to prior and future periods and to its peers.

Management believes these measures are useful to investors to better understand the Company's ongoing profitability as it will better reflect the Company's core operating results, offer more transparency and facilitate easier comparability to prior and future periods and to its peers.

Free cash flow represents net cash provided by operating activities minus capital expenditures. Free cash flow as a percentage of revenue equals free cash flow divided by revenue. Free cash flow as a percentage of earnings from continuing operations equals free cash flow divided by earnings from continuing operations. Management believes that free cash flow and free cash flow ratios are important measures of operating performance because it provides management and investors a measurement of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions, paying dividends, repaying debt and repurchasing our common stock.

Management believes that reporting organic revenue growth, which excludes the impact of foreign currency exchange rates and the impact of acquisitions and dispositions, provides a useful comparison of our revenue and bookings performance and trends between periods.

DOVER CORPORATION
2021 OMNIBUS INCENTIVE PLAN
(Effective as of May [●], 2021)

A. PURPOSE AND SCOPE

1.   *Purposes.* The purpose of the 2021 Omnibus Incentive Plan (the "Plan") is to furnish a material incentive to employees, Non-Employee Directors and certain other service providers of the Corporation and its Affiliates by making available to them the benefits of common stock ownership in the Corporation and other long-term incentive opportunities. The Plan is intended to stimulate the efforts of employees, Non-Employee Directors and certain other service providers towards the success of the Corporation and its Affiliates, as well as assist in recruitment and retention.

2.   *Definitions.*

"Affiliate" shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation as of any date of determination and any other entity in which the Corporation or any of its Affiliates has a material equity interest and that is designated as an Affiliate by the Committee.

"Award" shall mean an award under this Plan consisting of any Option, SSAR, Cash Performance Award, Restricted Stock, Restricted Stock Unit, Performance Shares, Deferred Stock Unit, or Directors' Shares.

"Award Agreement" shall mean, with respect to each Award, a written or electronic agreement or communication between the Corporation and a Participant setting forth the terms and conditions of the Award. An Award Agreement may be required, as a condition of its effectiveness, to be executed by the Participant, including by electronic signature or other electronic indication of acceptance.

"Beneficial Owner" (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

"Board" shall mean the Board of Directors of the Corporation as in office from time to time.

"Cash Performance Award" shall mean an Award of the right to receive cash at the end of a Performance Period subject to the achievement, or the level of performance, of one or more Performance Goals within such Performance Period, as provided in Paragraph 20.

"Cashless Exercise" shall have the meaning set forth in Paragraph 9.

"Cause" shall mean a Participant (a) engages in conduct that constitutes willful misconduct, dishonesty, or gross negligence in the performance of his or her duties and results in material detriment to the Corporation or an Affiliate; (b) breaches his or her fiduciary duties to the Corporation or an Affiliate; (c) willfully fails to carry out the lawful and ethical directions of the person(s) to whom he or she reports, which failure is not promptly corrected after notification; (d) engages in conduct that is demonstrably and materially injurious to the Corporation or an Affiliate, or that materially harms the reputation, good will, or business of the Corporation or an Affiliate; (e) engages in conduct that is reported in the general or trade press or otherwise achieves general notoriety and that is scandalous, immoral or illegal and materially harms the reputation, good will, or business of the Corporation or an Affiliate; (f) is convicted of, or enters a plea of guilty or nolo contendere (or similar plea) to, a crime that constitutes a felony, or a crime that constitutes a misdemeanor involving moral turpitude, dishonesty or fraud; (g) is found liable in any Securities and Exchange Commission or other civil or criminal securities law action, or any cease and desist order applicable to him or her is entered (regardless of whether or not the Participant admits or denies liability); (h) uses, without authorization, confidential or proprietary information of the Corporation or an Affiliate or information which the Corporation or Affiliate is obligated not to use or disclose, or discloses such information without authorization and such disclosure results in material detriment to the Corporation or an Affiliate; (i) breaches any written agreement with the Corporation or an Affiliate not to disclose any information pertaining to the Corporation or an Affiliate or their customers, suppliers and businesses and such breach results in material detriment to the Corporation or an Affiliate; (j) materially breaches any agreement relating to non-solicitation, non-competition, or the ownership or protection of the intellectual property

of the Corporation or an Affiliate; or (k) breaches any of the Corporation's or an Affiliate's policies applicable to him or her, whether currently in effect or adopted after the Effective Date of the Plan, and such breach, in the Committee's judgment, could result in material detriment to the Corporation or an Affiliate.

"CEO" shall mean the Chief Executive Officer of the Corporation

"Change in Control" shall mean an event set forth in any one of the following paragraphs shall have occurred:

(a)   any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Corporation (not including in the securities beneficially owned by such Person any securities acquired directly from the Corporation or any Affiliate thereof) representing 20% or more of the combined voting power of the Corporation's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (c) below; or

(b)   the date on which individuals who constitute the Board as of the Effective Date and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors of the Corporation) whose appointment or election by the Board or nomination for election by the Corporation's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended cease for any reason to constitute a majority of the number of directors serving on the Board; or

(c)   there is consummated a merger or consolidation of the Corporation or any direct or indirect Subsidiary with any other corporation or other entity, other than (i) a merger or consolidation (A) which results in the voting securities of the Corporation outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation or any Subsidiary, more than 50% of the combined voting power of the securities of the Corporation or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (B) immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the Corporation, the entity surviving such merger or consolidation or, if the Corporation or the entity surviving such merger or consolidation is then a Subsidiary, the ultimate parent thereof, or (ii) a merger or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Corporation (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Corporation or its Affiliates) representing 20% or more of the combined voting power of the Corporation's then outstanding securities; or

(d)   the shareholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or there is consummated an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation's assets, other than a sale or disposition by the Corporation of all or substantially all of the Corporation's assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of the Corporation following the completion of such transaction in substantially the same proportions as their ownership of the Corporation immediately prior to such sale.

Notwithstanding the foregoing, (i) a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of shares of Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions and (ii) for each Award that constitutes deferred compensation under Section 409A, and to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, a Change in Control shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Corporation or a change in ownership of a substantial portion of the assets of the Corporation shall also be deemed to have occurred under Section 409A. For purposes of this definition of Change in Control, the term "Person" shall not include (i) the Corporation or any Subsidiary thereof, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Corporation or any Subsidiary thereof, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Corporation in substantially the same proportions as their ownership of shares of the Corporation.

APPENDIX A – DOVER CORPORATION 2021 OMNIBUS INCENTIVE PLAN

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time. Any reference to any section of the Code shall also be deemed to include a reference to any successor provisions thereto and the Treasury regulations and any guidance promulgated thereunder.

"Committee" shall mean the Compensation Committee of the Board or other committee or subcommittee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. The full Board may, in its discretion, exercise any or all of such powers granted to the Committee under the Plan, in which case, all references in the Plan to the "Committee" shall be deemed to refer to the Board. All members of the Committee administering the Plan shall comply in all respects with any qualifications required by law, including specifically being a "non-employee director" for purposes of Rule 16b-3 promulgated under the Exchange Act, and satisfying any other independence requirement under applicable exchange rules, law or regulations.

"Common Stock" shall mean the common stock of the Corporation, par value $1.00 per share.

"Corporation" shall mean Dover Corporation, a Delaware corporation, or any successor corporation.

"Deferred Stock Unit" shall mean a bookkeeping entry representing a right granted to a Non-Employee Director pursuant to Paragraph 31 to receive a deferred payment of Directors' Shares to be issued and delivered at the end of the deferral period elected by the Non-Employee Director.

"Directors' Shares" shall mean the shares of Common Stock issuable to each eligible Non-Employee Director as provided in Paragraph 30.

"Disability" or "Disabled" shall mean the permanent and total Disability of the Participant within the meaning of Section 22(e)(3) and 409A(a)(2)(C)(i) of the Code, except as otherwise determined by the Committee from time to time or as provided in an Award Agreement. The determination of a Participant's Disability shall be made by the Committee in its sole discretion.

"Dividend Equivalents" shall mean a credit to a bookkeeping account established in the name of a Participant, made at the discretion of the Committee or as otherwise provided by the Plan, representing the right of a Participant to receive an amount equal to the cash dividends paid on one share of Common Stock for each share of Common Stock represented by an Award held by such Participant. Dividend Equivalents (i) may only be awarded in connection with an Award other than an Option, SSAR or Cash Performance Award, (ii) shall be accumulated and become payable only if, and to the extent, the Award vests, and (iii) shall be paid at or after the vesting date of the Award.

"Early Retirement" shall mean the termination of a Participant's employment with the Corporation and its Affiliates if, at the time of such termination of employment, (i) the Participant has at least ten (10) years of service with the Corporation and its Affiliates (service with an Affiliate shall be credited only for the period an Affiliate is owned by the Corporation), (ii) the Participant has attained age fifty-five (55), (iii) the Participant satisfies the Early Retirement Notice Requirements, and (iv) the Participant complies with the non-competition restrictions in Paragraph 39. The Committee and, with respect to Participants who are not Section 16 Persons, the CEO (unless otherwise determined by the Committee), shall have the authority to reduce or waive the Early Retirement Notice Requirements.

"Early Retirement Notice Requirements" shall mean (i) a Participant must give six (6) months advance notice of retirement and must continue to be employed by the Corporation (or any Affiliate provided such Affiliate continues to be owned by the Corporation throughout the notice period) and perform his or her duties throughout such notice period in good standing.

"Effective Date" shall have the meaning set forth in Paragraph 51.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

"Fair Market Value" with respect to any share of Common Stock as of any date of reference, shall be determined in good faith by the Committee on the basis of such considerations as the Committee deems appropriate from time to time, including, but not limited to, such factors as the closing price for a share of Common Stock on such day (or, if such day is not a trading day, on the preceding trading day) on the principal United States exchange on which the Common Stock then regularly trades, the average of the closing bid and asked prices for a share of Common Stock on such exchange on the date or period of reference, or the average (which may be volume-weighted) sales price of a share of Common Stock on such exchange on the date or period of reference. In the case of an Award subject to Section 409A, "Fair Market Value" shall be determined in accordance with Section 409A.

APPENDIX A – DOVER CORPORATION 2021 OMNIBUS INCENTIVE PLAN

"Good Reason" shall mean "Good Reason" due to any one or more of the following events that occur following a Change in Control, unless the Participant has consented to such action in writing: (a) a material diminution of the responsibilities, position and/or title of the Participant compared with the responsibilities, position and title, respectively, of the Participant prior to the Change in Control; (b) a relocation of the Participant's principal business location to an area outside a 25 mile radius of its location preceding the Change in Control and that requires that the Participant commute an additional distance of at least 20 miles more than such Participant was required to commute immediately prior to the Change in Control; or (c) a material reduction in the Participant's base salary or bonus opportunities; provided, however, that (i) Good Reason shall not be deemed to exist unless written notice of termination on account thereof is given by the Participant to the Corporation no later than sixty (60) days after the time at which the event or condition purportedly giving rise to Good Reason first occurs or arises; and (ii) if there exists (without regard to this clause (ii)) an event or condition that constitutes Good Reason, the Corporation shall have thirty (30) days from the date notice of such a termination is given to cure such event or condition and, if the Corporation does so, such event or condition shall not constitute Good Reason hereunder. The Participant's right to resign from employment for a Good Reason event or condition shall be waived if the Participant fails to resign within sixty (60) days following the last day of the Corporation's cure period. Notwithstanding the foregoing, if a Participant and the Corporation (or any of its Affiliates) have entered into an employment agreement or other similar agreement that specifically defines "Good Reason," then with respect to such Participant, "Good Reason" shall have the meaning defined in that employment agreement or other agreement.

"ISO" shall mean any Option intended to be, and designated as, an incentive stock option within the meaning of Section 422 of the Code.

"Normal Retirement" shall mean (i) the termination of a Participant's employment with the Corporation and its Affiliates if, at the time of such termination of employment, the Participant is employed in good standing and has attained age sixty-two (62), and (ii) the Participant complies with the non-competition restrictions in Paragraph 39. In the event that a Participant's employment terminates under the Sale of Business Rule, a Participant who has attained age sixty-two (62) and remains employed by such business unit in good standing through the date of such sale, shall be treated as having terminated employment with the Corporation and its Affiliates in a Normal Retirement on the date of such sale, provided that the Participant complies with the non-compete restrictions in Paragraph 39.

"Non-Employee Director" shall mean a member of the Board who is not an employee of the Corporation or an Affiliate.

"Non-Qualified Stock Option" shall mean any Option that is not an ISO.

"Option" shall mean a right granted to a Participant to purchase Common Stock pursuant to Paragraph 7. An Option may be either an ISO or a Non-Qualified Stock Option.

"Participant" shall mean any officer, employee or Non-Employee Director of the Corporation or any Affiliate of the Corporation and any independent contractor or consultant of the Corporation, in each case, who has been selected as an eligible participant by the Committee.

"Performance Goals" shall mean the performance goals established by the Committee in connection with any Award based on criteria that must be met in order for payment to be made with respect to such Award.

"Performance Period" shall mean the period established by the Committee for measuring whether and to what extent any Performance Goals established in connection with an Award have been met.

"Performance Share" shall mean a bookkeeping entry representing a right granted to a Participant pursuant to an Award made under Paragraph 24 to receive shares of Common Stock to be issued and delivered at the end of a Performance Period, subject to the achievement, or the level of performance, of one or more Performance Goals within such period.

"Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

"Plan" shall have the meaning set forth in Paragraph 1.

"Prior Plan" shall mean the Dover Corporation 2012 Equity and Cash Incentive Plan.

APPENDIX A – DOVER CORPORATION 2021 OMNIBUS INCENTIVE PLAN

"Restricted Period" shall mean the period of time during which an Award is subject to Restrictions.

"Restricted Stock" shall mean shares of Common Stock that are subject to an Award to a Participant under Paragraph 14 and may be subject to certain Restrictions or risks of forfeiture specified in the Award.

"Restricted Stock Unit" shall mean a bookkeeping entry representing a right granted to a Participant pursuant to an Award made under Paragraph 14 to receive shares of Common Stock to be issued and delivered at the end of a specified period subject to any Restrictions or risks of forfeiture specified in the Award.

"Restrictions" shall mean the restrictions to which an Award is subject to as may be provided in an Award Agreement, including any time-based vesting or restricted period and any Performance Goals established by the Committee.

"Retirement" shall mean the termination of a Participant's employment with the Corporation or an Affiliate due to Early Retirement, Normal Retirement or the Sale of Business Rule.

"Sale of Business Rule" shall mean (i) the termination of a Participant's employment with the Corporation and its Affiliates due to the sale of stock or assets of the business unit or division by which the Participant is employed, (ii) the Participant is employed in good standing by the business unit or division through the date of such sale, and (iii) the Participant complies with the non-competition restrictions in Paragraph 39.

"Section 16 Person" shall mean those officers, directors, or other persons subject to Section 16 of the Exchange Act. "Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

"Section 409A" shall mean Section 409A of the Code.

"Separation from Service" shall mean a "separation from service" within the meaning of Section 409A.

"SSAR" shall mean the right granted to a Participant under Paragraph 7 to be paid an amount measured by the appreciation in the Fair Market Value of Common Stock from the date of grant to the date of surrender of the Award, with payment to be made either in cash or in shares of Common Stock as specified in the Award Agreement or as determined by the Committee.

"Subsidiary" shall mean any present or future corporation that is or would be a "subsidiary corporation" with respect to the Corporation as defined in Section 424 of the Code.

3. *Successor Plan.* No further Awards may be made under the Prior Plan after the Effective Date. Awards issued and outstanding under the Prior Plan as of the Effective Date shall continue to be administered pursuant to the provisions of the Prior Plan.

4. *Administration.*

(a) *Administration by Committee.* The Plan shall be administered and interpreted by the Committee.

(b) *Powers.* The Committee shall have sole and complete authority and discretion to administer all aspects of the Plan, including but not limited to: (i) select the Participants to whom Awards may be granted under the Plan and the time or times at which such Awards shall be made; (ii) grant Awards; (iii) determine the type of Award and the number of shares of Common Stock to be covered by or that relate to an Award and the amount of cash to be subject to Cash Performance Awards; (iv) determine the terms and conditions pursuant to which Awards will be made (which need not be identical), including, without limitation, the exercise or base price of an Option or SSAR Award, Performance Goals, Performance Periods, forfeiture restrictions, exercisability conditions, and all other matters to be determined in connection with an Award, including the authority to accelerate the vesting, exercisability and removal of restrictions, limitations and conditions of Awards; (iv) determine whether and to what extent Performance Goals or other objectives or conditions applicable to Awards have been met; (vi) prescribe the form of Award Agreements, which need not be identical; (vii) determine whether and under what circumstances and in what form an Award may be settled; and (viii) making all other decisions and determinations as may be required or appropriate under the terms of the Plan or an Award Agreement as the Committee may deem necessary or advisable for the administration of the Plan.

APPENDIX A – DOVER CORPORATION 2021 OMNIBUS INCENTIVE PLAN

(c)   *Authority.* The Committee shall have the discretionary authority to adopt, alter, repeal and interpret and construe such administrative rules, guidelines and practices governing this Plan, Awards and the Award Agreements, and perform all acts, including the delegation of its administrative responsibilities, as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of this Plan and any Award issued under this Plan and any Award Agreements relating thereto; to resolve any doubtful or disputed terms; and to otherwise supervise the administration of this Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any Award Agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purposes and intent of this Plan. The Committee may adopt sub-plans or supplements to, or alternative versions of, the Plan, Awards, or Award Agreements, or alternative forms of payment or settlement, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the laws, regulations, tax or accounting effectiveness, accounting principles, foreign exchange rules, or customs of, foreign jurisdictions whose citizens or residents may be granted Awards. The Committee may impose any limitations and restrictions that it deems necessary to comply with the laws of such foreign jurisdictions and modify the terms and conditions of any Award granted to Participants outside the United States.

(d)   *Effect of Actions.* Any decision, interpretation or other action made or taken in good faith by or at the direction of the Corporation, the Board or the Committee (or any of its members) arising out of or in connection with this Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Corporation and all Participants and their respective heirs, executors, administrators, successors and assigns and any persons claiming rights under this Plan or an Award. A Participant or other person claiming rights under this Plan may contest a decision or action by the Committee with respect to an Award or such other person only on the ground that such decision or action was arbitrary, capricious, or unlawful, and any review of such decision or action by the Board or otherwise shall be limited to determining whether the Committee's decision or action was arbitrary, capricious or unlawful.

(e)   *Delegation to the CEO.* The Committee may delegate all or a portion of its authority, power and functions under the Plan, including the authority to grant Awards without the further approval of the Committee (other than the power to grant awards to Section 16 Persons), to the CEO, to the extent permitted under Delaware corporate law.

(f)   *Indemnification.* The Committee, its members, the CEO, and any employee of the Corporation or an Affiliate to whom authority or administrative responsibilities has been delegated shall not be liable for any action or determination made in good faith with respect to this Plan. To the maximum extent permitted by applicable law, no officer of the Corporation or an Affiliate or member or former member of the Committee shall be liable for any action or determination made in good faith with respect to this Plan or any Award granted under it. To the maximum extent permitted by applicable law or the Certificate of Incorporation or By-Laws of the Corporation (or if applicable, of an Affiliate), each officer and Committee member or former officer or member of the Committee shall be indemnified and held harmless by the Corporation (or if applicable, an Affiliate) against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Corporation) or liability (including any sum paid in settlement of a claim with the approval of the Corporation), and shall be advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with this Plan, except to the extent arising out of such Committee member's, officer's, or former member's or former officer's own fraud or bad faith. Such indemnification shall be in addition to any rights of indemnification the officers, directors or Committee members or former officers, directors or Committee members may have under applicable law or under the Certificate of Incorporation or By-Laws of the Corporation or any Affiliate.

5.   *Shares.*

(a)   *Shares Available for Grant.* An aggregate maximum of 8,300,000 (eight million three hundred thousand) shares of Common Stock will be reserved for issuance in respect of Awards granted under the Plan, plus any shares remaining available for grant under the Prior Plan as of the Effective Date. This maximum share reserve is subject to appropriate adjustment resulting from future stock splits, stock dividends, recapitalizations, reorganizations, and other similar changes to be computed in the same manner as that provided for in Paragraph 5(b) below. The number of shares of Common Stock available for issuance under the Plan shall be reduced (i) by one share for each share of Common Stock issued pursuant to Options or SSARs, and (ii) by three (3) shares for each share of Common Stock issued pursuant to Restricted Stock, Restricted Stock Unit, Performance Share, Directors' Shares, and Deferred Stock Unit Awards. If any Option or SSAR granted under the Plan expires, terminates, or is canceled for any reason without having been exercised in full, or if any Award of Restricted Stock, Restricted Stock Unit, Performance Shares, Directors' Shares, or Deferred Stock Unit is forfeited or canceled for any reason, the number of shares underlying such unexercised Option or SSAR and the number of forfeited or canceled shares under such

other Awards will again be available under the Plan in an amount corresponding to the reduction in such share reserve previously made in accordance with the rules described above in this Paragraph 5(a). Shares of Common Stock withheld or delivered (either by actual delivery or attestation) to the Corporation by a Participant to satisfy any applicable tax withholding obligation with respect to an Award other than Options or SSARs, will in each case again be available for issuance under the Plan in an amount corresponding to the reduction in such share reserve previously made in accordance with the rules described above in this Paragraph 5(a). The total original number of shares subject to any Option or SSAR granted under the Plan that is exercised shall continue to be counted against the aggregate maximum number of shares reserved for issuance under the Plan in an amount corresponding to the reduction in such share reserve as set forth above, even if such grant is settled in whole or in part other than by the delivery of Common Stock to a Participant (including, without limitation, any net share exercise, tender of shares to the Corporation to pay the exercise price, attestation to the ownership of shares owned by the Participant, or withholding of any shares to satisfy tax withholding obligations). Additionally, in the event that a company acquired by the Corporation or any Affiliate or with which the Corporation or any Affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for grant under the Plan (and shares subject to such Awards shall not be added to the shares of Common Stock available for Awards under the Plan); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees or Non-Employee Directors of the Corporation and its Affiliates prior to such acquisition or combination. The shares of Common Stock available under this Plan may be either authorized and unissued Common Stock or Common Stock held in or acquired for the treasury of the Corporation. Shares underlying Awards that can only be settled in cash shall not be counted against the aggregate number of shares of Common Stock available for Awards under the Plan.

(b) *Effect of Stock Dividends, Merger, Recapitalization or Reorganization or Similar Events.* In the event of any change in the Common Stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in the capital structure of the Corporation, if all or substantially all the assets of the Corporation are transferred to any other corporation in a reorganization, or in the event of payment of a dividend or distribution to the stockholders of the Corporation in a form other than Common Stock (excepting normal cash dividends) that has a material effect on the Fair Market Value of shares of Common Stock, appropriate adjustments shall be made by the Committee in the number and class of shares subject to the Plan, in the ISO share limit set forth in Paragraph 7(e), the number of shares subject to any outstanding Awards, and in the exercise or base price per share under any outstanding Option or SSAR. The adjustments to be made pursuant to this Paragraph 5(b) shall meet the requirements of Section 409A and Section 424 of the Code and the regulations thereunder.

6. *Minimum Vesting.* Any Awards that settle in shares of Common Stock (other than such Awards representing a maximum of five percent (5%) of the shares of Common Stock reserved for issuance under the Plan, as adjusted pursuant to Paragraph 5(b)) shall be granted subject to a minimum time-vesting period of at least twelve (12) months, such that no such Awards shall vest prior to the first anniversary of the applicable grant date.

B. OPTION AND SSAR GRANTS

7. *Stock Options and SSARs.* Options to purchase shares of Common Stock may be granted under the terms of the Plan and shall be designated as either Non-Qualified Stock Options or ISOs. SSARs may also be granted under the terms of the Plan. SSARs shall be granted separately from Options and the exercise of an SSAR shall not be linked in any way to the exercise of an Option and shall not affect any Option Award then outstanding. Option grants and SSARs shall contain such terms and conditions as the Committee may from time to time determine, subject to the following limitations:

(a) *Exercise Price.* The price at which shares of Common Stock may be purchased upon exercise of an Option shall be fixed by the Committee and may be equal to or more than (but not less than) the Fair Market Value of a share of the Common Stock as of the date the Option is granted.

(b) *Base Price.* The base price of an SSAR shall be fixed by the Committee and may be equal to or more than (but not less than) the Fair Market Value of a share of the Common Stock as of the date the SSAR is granted.

(c)   *Term.* The term of each Option or SSAR will be for such period as the Committee shall determine as set forth in the Option or SSAR Award Agreement, but in no event shall the term of an Option or SSAR be greater than ten (10) years from the date of grant.

(d)   *Rights of Participant.* A recipient of an Option or SSAR Award shall have no rights as a shareholder with respect to any shares issuable or transferable upon exercise thereof until the date of issuance of such shares. Except as specifically set forth in Paragraph 5(b) above, no adjustment shall be made for dividends or other distributions of cash or other property on or with respect to shares of Common Stock covered by Options or SSARs paid or payable to Participants of record prior to such issuance.

(e)   *ISO Limits.* At the discretion of the Committee, ISOs may be granted only to an employee of the Corporation or a Subsidiary thereof. The aggregate Fair Market Value (determined on the date of grant) of Common Stock with respect to which a Participant is granted ISOs (including ISOs granted under the Prior Plan) which first become exercisable during any given calendar year shall not exceed $100,000. In no event shall more than 8,300,000 (eight million three hundred thousand) shares of Common Stock be available for issuance pursuant to the exercise of ISOs granted under the Plan.

8.   *Exercise.* An Option or SSAR Award granted under the Plan shall be exercisable during the term of the Option or SSAR subject to such terms and conditions as determined by the Committee at the time of grant and set forth in an Award Agreement. In addition, the Committee may condition the exercise of an Option or SSAR upon the attainment of any Performance Goals set by the Committee.

(a)   *Option.* To exercise an Option, the Participant must give written notice to the Corporation of the number of shares to be purchased accompanied by payment of the full purchase price of such shares as set forth in Paragraph 9 pursuant to such electronic or other procedures as may be specified by the Corporation or the Committee from time to time. The date when the Corporation has actually received both such notice and payment shall be deemed the date of exercise of the Option with respect to the shares being purchased and the shares shall be issued as soon as practicable thereafter.

(b)   *SSAR.* To exercise an SSAR, the SSAR Participant must give written notice to the Corporation of the number of SSARs being exercised as provided in the SSAR Award Agreement pursuant to such electronic or other procedures as may be specified by the Corporation or the Committee from time to time. No payment shall be required to exercise an SSAR. The date of actual receipt by the Corporation of such notice shall be deemed to be the date of exercise of the SSAR and the shares issued in settlement of such exercise therefor shall be issued as soon as practicable thereafter. Upon the exercise of an SSAR, the Participant shall be entitled to receive from the Corporation for each SSAR being exercised that number of whole shares of Common Stock having a Fair Market Value on the date of exercise of the SSAR equal in value to the excess of (A) the Fair Market Value of a share of Common Stock on the exercise date over (B) the sum of (i) the base price of the SSAR being exercised, plus (ii) unless the Participant elects to pay such tax in cash, any amount of tax that must be withheld in connection with such exercise. Fractional shares of Common Stock shall be settled in cash upon exercise of an SSAR unless otherwise determined by the Committee.

9.   *Payment of Exercise Price.* Payment of the Option exercise price must be made in full pursuant to any of the following procedures or such other electronic or other procedures as may be specified by the Corporation or the Committee from time to time: (i) in cash, by check or cash equivalent, (ii) by delivery to the Corporation of unencumbered shares of Common Stock owned by the Participant having a Fair Market Value not less than the exercise price, (iii) delivery by attestation to the Corporation by the Participant of ownership of shares of Common Stock having a Fair Market Value not less than the exercise price accompanied by a request and authorization to the Corporation to deliver to the Participant upon exercise only the number of whole shares by which the number of shares covered by the Option being exercised exceeds the number of shares stated in such attestation; (iv) by delivery to the Corporation by a broker of cash equal to the exercise price of the Option upon an undertaking by the Participant to cause the Corporation to deliver to the broker some or all of the shares being acquired upon the exercise of the Option (a "Cashless Exercise"), (v) by a "net exercise" arrangement pursuant to which the Corporation will reduce the number of shares of Common Stock issued upon exercise of the Option by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price and the Participant shall deliver to the Corporation a cash or other payment to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; (vi) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (vii) by any combination of the foregoing. The Committee may at any time or from time to time grant Options which permit only some of the foregoing forms of consideration to be used in payment of the

exercise price or which otherwise restrict the use of one or more forms of consideration. The number of shares of Common Stock covered by, and available for exercise under, a Participant's Options shall be reduced by (A) shares covered by an attestation used for netting in accordance with clause (iii) above; (B) shares used to pay the exercise price pursuant to a "net exercise" in accordance with clause (v) above; (C) shares delivered to the Participant as a result of any exercise, and (D) shares withheld to satisfy tax withholding obligations.

10. *Transfers.* The Options and SSARs granted under the Plan may not be sold, transferred, hypothecated, pledged, or otherwise disposed of by any Participant except by will or by the laws of descent and distribution, or as otherwise provided herein. The Option or SSARs of any person to acquire stock and all rights thereunder shall terminate immediately if the Participant attempts to or does sell, assign, transfer, pledge, hypothecate or otherwise dispose of the Option or SSAR or any rights thereunder to any other person except as permitted herein. Notwithstanding the foregoing, a Participant may transfer any Non-Qualified Stock Option (but not ISOs or SSARs) granted under this Plan to members of the Participant's immediate family (defined as a spouse, children and/or grandchildren), or to one or more trusts for the benefit of such family members if the instrument evidencing such Option expressly so provides and the Participant does not receive any consideration for the transfer; provided that any such transferred Option shall continue to be subject to the same terms and conditions that were applicable to such Option immediately prior to its transfer (except that such transferred Option shall not be further transferred by the transferee during the transferee's lifetime).

11. *Effect of Death, Disability or Retirement.* Except as otherwise determined by the Committee at the time of grant and set forth in an Award Agreement, the treatment of Options and SSARs upon death, Disability or Retirement shall be as provided below.

(a) *Death, Disability, Normal Retirement.* If a Participant dies or becomes Disabled while employed by the Corporation, all Options or SSARs held by such Participant shall become immediately exercisable and the Participant or such Participant's estate or the legatees or distributees of such Participant's estate or of the Options or SSARs, as the case may be, shall have the right, on or before the earlier of the respective expiration date of an Option and SSAR or sixty (60) months following the date of such death or Disability, to exercise any or all Options or SSARs held by such Participant as of such date of death or Disability. If a Participant's employment terminates as the result of a Normal Retirement, the Participant shall have the right, on or before the earlier of the expiration date of the Option or SSAR and sixty (60) months following the date of such Normal Retirement, to purchase or acquire shares under any Options or SSARs which at the date of his or her Normal Retirement, or within sixty (60) months following the date of Normal Retirement become, exercisable.

(b) *Early Retirement; Sale of Business Rule.* If a Participant's employment terminates as the result of Early Retirement, the Participant shall have the right, on or before the earlier of the expiration date of the Option or SSAR or thirty-six (36) months following the date of such Early Retirement, to exercise, and acquire shares under, any Option or SSAR which at the date of Early Retirement are, or within thirty-six (36) months following such termination become, exercisable. If a Participant's employment terminates as the result of the Sale of Business Rule, the Participant shall have the right, on or before the earlier of the expiration date of the Option or SSAR or twelve (12) months following the date of such termination of employment under the Sale of Business Rule, to exercise, and acquire shares under, any Option or SSAR which at the date of termination of employment are, or within twelve (12) months following such termination become, exercisable. Notwithstanding the above, if a Participant eligible for the Sale of Business Rule would also qualify for Normal Retirement or Early Retirement excluding the notice requirement, the Participant shall instead be entitled to the benefits of Normal Retirement or Early Retirement.

12. *Voluntary or Involuntary Termination.* Except as otherwise determined by the Committee at the time of grant and set forth in an Award Agreement, if a Participant's employment with the Corporation is voluntarily or involuntarily terminated for any reason, other than for Cause or for reasons or in circumstances specified in Paragraph 11 above, the Participant shall have the right at any time on or before the earlier of the expiration date of the Option or SSAR or ninety (90) ninety days following the effective date of such termination of employment, to exercise, and acquire shares under, any Options or SSARs which at such termination are exercisable.

13. *Termination for Cause.* If a Participant's employment with the Corporation is terminated for Cause, the Option or SSAR shall be immediately canceled and the Participant shall have no further rights to exercise any such Option or SSAR and all of such Participant's rights thereunder shall terminate as of the effective date of such termination of employment.

C. RESTRICTED STOCK AND RESTRICTED STOCK UNIT AWARDS

14.   *Grant.* Subject to the provisions and as part of the Plan, the Committee shall have the discretion and authority to make Restricted Stock Awards and Restricted Stock Unit Awards to Participants at such times, and in such amounts, as the Committee may determine in its discretion. Subject to the provisions of the Plan, grants of Restricted Stock and Restricted Stock Units shall contain such terms and conditions as the Committee may determine at the time of Award.

15.   *Issuance of Shares.*

(a)   *Restricted Stock.* Shares in respect of Restricted Stock Awards shall be registered in the name of the Participant and, in the discretion of the Committee, held either in book entry form or in certificate form and deposited with the Secretary of the Corporation. A Participant shall be required to have delivered a stock power endorsed by the Participant in blank relating to the Restricted Stock covered by an Award. Upon lapse of the applicable Restrictions, as determined by the Committee, the Corporation shall deliver such shares of Common Stock to the Participant in settlement of the Restricted Stock Award. To the extent that the shares of Restricted Stock are forfeited, such shares automatically shall be transferred back to the Corporation. The Corporation will stamp any stock certificates delivered to the Participant with an appropriate legend or notations if the shares are not registered under the Securities Act, or are otherwise not free to be transferred by the Participant and will issue appropriate stop-order instructions to the transfer agent for the Common Stock, if and to the extent such stamping or instructions may then be required by the Securities Act or by any rule or regulation of the Securities and Exchange Commission issued pursuant to the Securities Act.

(b)   *Restricted Stock Units.* Restricted Stock Units shall be credited as a bookkeeping entry in the name of the Participant to an account maintained by the Corporation. No shares of Common Stock will be issued to the Participant in respect of Restricted Stock Units on the date of an Award. Shares of Common Stock shall be issuable to the Participant only upon the lapse of such Restrictions as determined by the Committee. Upon such lapse and determination, the Corporation shall deliver such shares of Common Stock to the Participant in settlement of the Restricted Stock Unit Award. To the extent that a Restricted Stock Unit Award is forfeited, no shares of Common Stock shall be issued to a Participant.

16.   *Dividends, Dividend Equivalents and Voting Rights.* Dividends and Dividend Equivalents shall not be paid on a Restricted Stock Award or Restricted Stock Unit Award during the Restricted Period. In the discretion of the Committee, Dividends and Dividend Equivalents may be credited to a bookkeeping account for a Participant for distribution to a Participant on or after a Restricted Stock Award or Restricted Stock Unit Award vests (such Dividend Equivalents shall be payable upon fixed dates or events in accordance with the requirements of Section 409A). An employee who receives an award of Restricted Stock shall not be entitled, during the Restricted Period, to exercise voting rights with respect to such Restricted Stock.

17.   *Nontransferability.* Shares of Restricted Stock or Restricted Stock Units may not be sold, assigned, transferred, pledged or otherwise encumbered and shall not be subject to execution, attachment, garnishment or other similar legal process, except as otherwise provided in the applicable Award Agreement. Upon any attempt to sell, transfer, assign, pledge, or otherwise encumber or dispose of the Restricted Stock or Restricted Stock Units contrary to the provisions of the Award Agreement or the Plan, the Restricted Stock or Restricted Stock Unit and any related Dividend Equivalents shall immediately be forfeited to the Corporation.

18.   *Termination of Employment.* Except as otherwise determined by the Committee at the time of grant and set forth in an Award Agreement, the treatment of Restricted Stock and Restricted Stock Units upon the Participant's termination of service shall be as provided below.

(a)   *Death, Disability, Special Circumstances.* In the case of a Participant's Disability, death, or special circumstances as determined by the Committee, any purely temporal restrictions remaining with respect to Restricted Stock or Restricted Stock Unit Awards as of the date of such Disability, death, or such special circumstances, shall lapse and, if any Performance Goals are applicable, the Restricted Stock or Restricted Stock Unit Awards shall continue to vest as if the Participant's employment had not terminated until the prescribed time for determining attainment of Performance Goals has passed and the appropriate determination of attainment of Performance Goals has been made.

(b)   *Normal Retirement.* If the Participant's employment with the Corporation terminates as a result of Normal Retirement, subject to compliance with the non-competition provisions of Paragraph 39 below applicable to Normal Retirement, the

APPENDIX A – DOVER CORPORATION 2021 OMNIBUS INCENTIVE PLAN

Restricted Stock and Restricted Stock Unit Awards shall continue to vest as if the Participant's employment had not terminated until the earlier of (i) sixty (60) months from the date of termination, and (ii) such time as the remaining temporal restrictions lapse. If, on the date of such Normal Retirement, the participant holds one or more performance-based Restricted Stock or Restricted Stock Unit Awards, the oldest outstanding performance-based Restricted Stock or Restricted Stock Unit Award shall remain outstanding and the Participant shall be entitled to receive on the regular payment date for such performance-based Restricted Stock or Restricted Stock Unit Award the same number of shares that the Participant would have earned had such Participant been an employee of the Corporation as of such payment date, subject to the satisfaction of the applicable Performance Goals and determination by the Committee of the attainment of such Performance Goals and the amount of the payment. With respect to any other performance-based Restricted Stock or Restricted Stock Unit Awards outstanding on the date of Normal Retirement, the Committee and, with respect to Participants who are not Section 16 Persons, the CEO (unless otherwise determined by the Committee), shall determine in its sole discretion whether the Participant is eligible to receive any shares with respect to such awards and, if so, the amount thereof, in which event such payment shall be made on the regular payment date for such performance-based Restricted Stock or Restricted Stock Unit Award following the date of the Participant's Normal Retirement. Any such payment to a Participant shall be subject to the satisfaction of the applicable Performance Goals and determination by the Committee of the attainment of such Performance Goals and the amount of the payment. Except as provided in this Paragraph 18(b), if the Participant is the subject of Normal Retirement, all performance-based Restricted Stock and Restricted Stock Unit Awards held by such Participant shall be canceled and all of the Participant's awards thereunder shall terminate as of the effective date of such Normal Retirement.

(c)   *Early Retirement; Sale of Business Rule.* If the Participant's employment with the Corporation terminates as a result of Early Retirement, subject to compliance with the non-competition provisions of Paragraph 39 below applicable to Early Retirement, the Restricted Stock and Restricted Stock Unit Awards shall continue to vest as if the Participant's employment had not terminated until the earlier of (i) thirty-six (36) months from the date of termination in the case of Early Retirement, and twelve (12) months in the case of the Sale of Business Rule, and (ii) such time as the remaining temporal restrictions lapse. With respect to any outstanding performance-based Restricted Stock or Restricted Stock Unit Awards on the date of Early Retirement, the Committee and, with respect to Participants who are not Section 16 Persons, the CEO (unless otherwise determined by the Committee), shall determine in its sole discretion whether the Participant is eligible to receive any shares with respect to such awards and, if so, the amount thereof, in which event such payment shall be made on the regular payment date for such performance-based Restricted Stock or Restricted Stock Unit Award following the date of the Participant's Early Retirement. Any such payment to a Participant shall be subject to the satisfaction of the applicable Performance Goals and determination by the Committee of the attainment of such Performance Goals and the amount of the payment. Except as provided in this Paragraph 18(c), if the Participant is the subject of Early Retirement, all performance-based Restricted Stock and Restricted Stock Unit Awards held by such Participant shall be canceled and all of the Participant's awards thereunder shall terminate as of the effective date of such termination of employment. If the Participant in the Plan is the subject of the Sale of Business Rule, all performance-based Restricted Stock and Restricted Stock Unit Awards held by such Participant shall be canceled and all of the Participant's rights thereunder shall terminate as of the effective date of such termination of employment under the Sale of Business Rule. Notwithstanding the above, if a Participant eligible for the Sale of Business Rule would also qualify for Normal Retirement or Early Retirement excluding the notice requirement, the Participant shall be entitled to the benefits of Normal Retirement or Early Retirement.

(d)   *Other.* Except as otherwise determined by the Committee at the time of grant and set forth in an Award Agreement, if a Participant's employment with the Corporation is terminated for any other reason, whether voluntary, involuntary, or for Cause other than a termination described in Paragraphs 18(a) — (c) above or in Paragraph 23(b) below, then his or her outstanding Restricted Stock and unvested Restricted Stock Unit Awards (and vested Restricted Stock Unit Awards in the cause of a termination for Cause) shall be canceled and all of the Participant's rights under any such award shall terminate as of the effective date of the termination of such employment.

19.   *Cancellation.* The Committee may at any time, with due consideration to the effect on the Participant of Section 409A, require the cancellation of any Award of Restricted Stock or Restricted Stock Units in consideration of a cash payment or alternative Award under the Plan equal to the Fair Market Value of the canceled Award of Restricted Stock or Restricted Stock Units.

D. CASH PERFORMANCE AWARDS

20. *Awards and Period of Contingency.* The Committee may, concurrently with, or independently of, the granting of another Award under the Plan, in its sole discretion, grant to a Participant the opportunity to earn a Cash Performance Award payment, conditional upon the satisfaction of Performance Goals during a specified Performance Period. The aggregate maximum cash payout for any business unit within the Corporation or an Affiliate or the Corporation as a whole shall not exceed a fixed percentage of the value created at the relevant business unit during the Performance Period, determined using such criteria as may be specified by the Committee, such percentages and dollar amounts to be determined by the Committee annually when Performance Goals are established. Cash Performance Awards shall be paid within two and one-half months following the year in which the relevant Performance Period ends. Cash Performance Awards may not be transferred by a Participant except by will or the laws of descent and distribution.

21. *Effect of Death, Disability, or Early Retirement.* Except as otherwise determined by the Committee at the time of grant and set forth in an Award Agreement, the treatment of Cash Performance Awards upon death, Disability or Retirement shall be as provided below.

(a) *Death or Disability.* If a Participant dies or becomes Disabled while employed by the Corporation, then, the Participant (or the Participant's estate or the legatees or distributees of the Participant's estate, as the case may be) shall be entitled to receive on the payment date following the end of the Performance Period, the cash payment that the Participant would have earned had the Participant then been an employee of the Corporation, multiplied by a fraction, the numerator of which is the number of months the Participant was employed by the Corporation during the Performance Period and the denominator of which is the number of months of the Performance Period (treating fractional months as whole months in each case). Such payment shall be subject to satisfaction of the applicable Performance Goals and determination by the Committee of the attainment of such Performance Goals.

(b) *Early Retirement; Sale of Business Rule.* If the Participant's employment terminates pursuant to Early Retirement, and, on the date of such Early Retirement, the Participant holds one or more outstanding Cash Performance Awards, the Committee and, with respect to Participants who are not Section 16 Persons, the CEO (unless otherwise determined by the Committee), shall determine in its sole discretion whether the Participant is eligible to receive any payment and, if so, the amount thereof, in which event such payment shall be made on the date or dates following the date of the Participant's Early Retirement on which the Corporation pays Cash Performance Awards for the Performance Period relating to any such outstanding Cash Performance Award held by such Participant. Any such payment to a Participant shall be subject to the satisfaction of the applicable Performance Goals and determination by the Committee of the attainment of such Performance Goals and the amount of payment, and may not exceed the amount that the Participant would have been entitled to receive had the Participant been an employee of the Corporation on such payment date. Except as provided in this Paragraph 21(b) and Paragraph 23(b), if the Participant is the subject of Early Retirement, all Cash Performance Awards held by such Participant shall be canceled and all of the Participant's awards thereunder shall terminate as of the effective date of such Early Retirement. If the employment of a Participant in the Plan is the subject of the Sale of Business Rule, all Cash Performance Awards held by such Participant shall be canceled and all of the Participant's rights thereunder shall terminate as of the effective date of such termination of employment under the Sale of Business Rule except as provided in Paragraph 23(b). Notwithstanding the above, if a Participant eligible for the Sale of Business Rule would also qualify for Normal Retirement or Early Retirement excluding the notice requirement, the Participant shall be entitled to the benefits of Normal Retirement or Early Retirement, as appropriate.

22. *Effect of Normal Retirement.* If a Participant's employment with the Corporation terminates as a result of Normal Retirement and on the date of such Normal Retirement the Participant holds one or more Cash Performance Awards, the oldest outstanding Cash Performance Award shall remain outstanding and the Participant shall be entitled to receive on the regular payment date for such Cash Performance Award the same payment that the Participant would have earned had such Participant been an employee of the Corporation as of such date, subject to the satisfaction of the applicable Performance Goals and determination by the Committee of the attainment of such Performance Goals and the amount of payment. With respect to any other Cash Performance Awards outstanding on the date of Normal Retirement, the Committee and, with respect to Participants who are not Section 16 Persons, the CEO (unless otherwise determined by the Committee), shall determine in its sole discretion whether the Participant is eligible to receive any payment with respect to such awards and, if so, the amount thereof, in which event such payment shall be made on the regular payment date for such Cash Performance Awards following the date of the Participant's Normal Retirement. Any such payment to a Participant shall be subject to the

satisfaction of the applicable Performance Goals and determination by the Committee of the attainment of such Performance Goals and the amount of the payment. Except as provided in this Paragraph 22, if the Participant is the subject of Normal Retirement, all Cash Performance Awards held by such Participant shall be canceled and all of the Participant's awards thereunder shall terminate as of the effective date of such Normal Retirement.

23.   *Effect of Other Terminations of Employment*.

(a)   *General Termination*. Except as otherwise determined by the Committee at the time of grant and set forth in an Award Agreement, if a Participant's employment with the Corporation is terminated for any other reason, whether voluntary, involuntary, or for Cause other than a termination described in Paragraphs 21-22 above or in Paragraph 23(b) below, then his or her outstanding Cash Performance Awards shall be canceled and all of the Participant's rights under any such award shall terminate as of the effective date of the termination of such employment.

(b)   *Pre-Payment Termination*. If, after the end of a Performance Period and before the date of payment of any final Cash Performance Award, a Participant's employment is terminated, whether voluntarily or involuntarily for any reason other than for Cause, the Participant shall be entitled to receive on the payment date the cash payment that the Participant would have earned had the Participant continued to be an employee of the Corporation as of the payment date, subject to the satisfaction of the applicable Performance Goals and determination by the Committee of the attainment of such Performance Goals and the amount of the payment.

E. PERFORMANCE SHARE AWARDS

24.   *Awards and Period of Contingency*. The Committee may, concurrently with, or independently of, the granting of another Award under the Plan, in its sole discretion, grant to a Participant a Performance Share Award conditional upon the satisfaction of Performance Goals. Any such grant may set a specific number of Performance Shares that may be earned, or a range of Performance Shares that may be earned, depending on the degree of achievement of Performance Goals. Performance Share Awards shall be paid within two and one-half months following the year in which the relevant Performance Period ends. Prior to the issuance of shares of Common Stock at the end of a Performance Period, a Performance Share Award shall be credited as a bookkeeping entry in the name of the Participant in an account maintained by the Corporation. No shares of Common Stock will be issued to the Participant in respect of a Performance Share Award on the date of an Award. A Participant shall not be the legal or beneficial owner of shares subject to a Performance Share Award and shall not have any voting rights or rights to distributions with respect to such shares prior to the issuance of shares at the end of the Performance Period, provided that the Committee may specify that the Participant is entitled to receive Dividend Equivalents. A Participant may not transfer a Performance Share Award except by will or the laws of descent and distribution. The Committee may, in its discretion, credit a Participant with Dividend Equivalents with respect to a Performance Share Award.

25.   *Effect of Death, Disability, or Early Retirement.* Except as otherwise determined by the Committee at the time of grant and set forth in an Award Agreement, the treatment of Performance Share Awards upon death, Disability or Retirement shall be as provided below.

(a)   *Death or Disability*. If a Participant in the Plan holding a Performance Share Award dies or becomes Disabled while employed by the Corporation, then the Participant (or the Participant's estate or the legatees or distributes of the Participant's estate, as the case may be) shall be entitled to receive on the payment date at the end of the Performance Period, that number of shares of Common Stock that the Participant would have earned had the Participant then been an employee of the Corporation, multiplied by a fraction, the numerator of which is the number of months the Participant was employed by the Corporation during the Performance Period and the denominator of which is the number of months of the Performance Period (treating fractional months as whole months in each case). Such payment shall be subject to satisfaction of the applicable Performance Goals and determination by the Committee of the attainment of such Performance Goals and the amount of payment.

(b)   *Early Retirement; Sale of Business Rule*. If the Participant's employment terminates pursuant to Early Retirement and on the date of such Early Retirement the Participant holds one or more outstanding Performance Share Awards, the Committee and, with respect to Participants who are not Section 16 Persons, the CEO (unless otherwise determined by the Committee), shall determine in its sole discretion whether the Participant shall receive any payment and, if so, the amount thereof, in which event such payment shall be made on the date or dates following the date of the Participant's Early Retirement on which the

Corporation pays Performance Share Awards for the Performance Period relating to any such outstanding Performance Share Award held by such Participant. Any such payment to the Participant shall be subject to the satisfaction of the applicable Performance Goals, and determination by the Committee of the attainment of such Performance Goals and the amount of payment, and may not exceed the number of shares that the Participant would have been entitled to receive had the Participant been an employee of the Corporation on such payment date. Except as provided in this Paragraph 25(b) and in Paragraph 27(b), if the Participant is the subject of Early Retirement, all Performance Share Awards held by such Participant shall be canceled, and all of the Participant's Awards thereunder shall terminate as of the effective date of such Early Retirement. If the Participant in the Plan is the subject of the Sale of Business Rule, all Performance Share Awards held by such Participant shall be canceled and all of the Participant's rights thereunder shall terminate as of the effective date of such Sale of Business Rule, except as provided in Paragraph 27(b). Notwithstanding the above, if a Participant eligible for the Sale of Business Rule would also qualify for Normal Retirement or Early Retirement excluding the notice requirement, the Participant shall be entitled to the benefits of Normal Retirement or Early Retirement.

26. *Effect of Normal Retirement.* If a Participant's employment with the Corporation terminates as a result of Normal Retirement and on the date of such Normal Retirement, the Participant holds one or more Performance Share Awards, the oldest outstanding Performance Share Award shall remain outstanding and the Participant shall be entitled to receive on the regular payment date for such Performance Share Award the same number of shares that the Participant would have earned had such Participant been an employee of the Corporation as of such date, subject to the satisfaction of the applicable Performance Goals as determined by the Committee. With respect to any other Performance Share Awards outstanding on the date of Normal Retirement, the Committee and, with respect to Participants who are not Section 16 Persons, the CEO (unless otherwise determined by the Committee), shall determine in its sole discretion whether the Participant is eligible to receive any shares with respect to such awards and, if so, the amount thereof, in which event such payment shall be made on the regular payment date for such Performance Share Awards following the date of the Participant's Normal Retirement. Any such payment to a Participant shall be subject to the satisfaction of the applicable Performance Goals and determination by the Committee of the attainment of such Performance Goals and the amount of the payment. Except as provided in this Paragraph 26, if the Participant is the subject of Normal Retirement, all Performance Share Awards held by such Participant shall be canceled and all of the Participant's awards thereunder shall terminate as of the effective date of such Normal Retirement.

27. *Effect of Other Terminations of Employment.*

(a) *General Termination.* Except as otherwise determined by the Committee at the time of grant and set forth in an Award Agreement, if a Participant's employment with the Corporation is terminated for any reason, whether voluntary, involuntary, or for Cause, other than those terminations described in Paragraphs 25-26 above or in Paragraph 27(b) below, then his or her outstanding Performance Share Awards shall be canceled and all of the Participant's rights under any such award shall terminate as of the effective date of the termination of such employment.

(b) *Pre-Payment Termination.* If, after the end of a Performance Period and before the date of payment of any final award, a Participant's employment is terminated, whether voluntarily or involuntarily for any reason other than for Cause, the Participant shall be entitled to receive on the payment date the payment that the Participant would have earned had the Participant continued to be an employee of the Corporation as of the payment date, subject to the satisfaction of the applicable Performance Goals as determined by the Committee.

F. PERFORMANCE GOALS

28. *Establishment of Performance Goals.* The Committee may, in its sole discretion, grant an Award under the Plan conditional upon the satisfaction of Performance Goals during a Performance Period. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and the Performance Goals may be fixed by the Committee for the Corporation as a whole or for a subsidiary, division, Affiliate, business segment, or business unit, or may be applied to the performance of the Corporation relative to a market index, a group of other companies or a combination thereof, depending on the Committee's judgment as to what is appropriate. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or

at which full vesting shall occur). The Performance Goals with respect to a Performance Period need not be the same for all Participants. Performance measures and Performance Goals may differ from Participant to Participant and from Award to Award. The Committee shall have the authority to make equitable adjustments to the Performance Goals as may be determined by the Committee, in its sole discretion.

G. NON-EMPLOYEE DIRECTORS

29. *Non-Employee Director Compensation.* The Board shall determine from time to time the amount and form of compensation to be paid to Non-Employee Directors for serving as a member of the Board. The percentage of Non-Employee Directors' compensation to be paid in cash, Directors' Shares, or in other forms of compensation shall be determined by the Board from time to time. In addition to the annual compensation of Non-Employee Directors, the Board may also authorize one-time grants of Directors' Shares to Non-Employee Directors, or to an individual upon joining the Board, on such terms as it shall deem appropriate. Subject to adjustment as provided in Paragraph 5(b), the total value of any Awards granted to a Non-Employee Director in a calendar year (calculating the value of any such Awards based on the grant date fair value of such Awards for the Corporation's financial reporting purposes), when aggregated with such Non-Employee Director's cash fees with respect to such calendar year, shall not exceed seven hundred fifty thousand dollars ($750,000) in the aggregate. The Board may make exceptions to increase such limit to one million five hundred thousand dollars ($1,500,000) for individual Non-Employee Directors in extraordinary circumstances, such as where a Non-Employee Director serves as the non-executive chair of the Board or as a member of a special litigation or transactions committee of the Board, as the Board may determine in its discretion, provided that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation involving such Non-Employee Director.

30. *Directors' Shares.* Except as otherwise provided in Paragraph 31, each Director who is a Non-Employee Director on November 15 of each calendar year shall be issued on November 15 of that year (or the first trading day thereafter if November 15 is not a trading day on the principal exchange on which the Common Stock then regularly trades) that number of Directors' Shares as shall have been determined by the Board for that year. The number of shares of Common Stock to be awarded to a Non-Employee Director shall be determined by dividing the dollar amount of annual compensation to be paid in shares by the Fair Market Value of the Common Stock on the date of grant. Any individual who serves as a Non-Employee Director during a calendar year but ceases to be a Director prior to November 15 of such year shall be issued a pro rata number of Directors' Shares based on the number of full and partial months that the individual served as a Director for that year and the amount of compensation to be paid in Directors Shares as determined by the Board for that year, with such shares to be issued as of, and the number of such shares to be determined on the basis of the Fair Market Value of the Common Stock on, the date he or she ceases to be a Director (or if such date is not a trading date, the next such trading day on the principal exchange on which the Common Stock then regularly trades); provided that the Board may determine that any Non-Employee Director removed for cause (as determined by the Board) at any time during any calendar year shall forfeit the right to receive Directors' Shares for that year.

31. *Deferred Stock Units.* A Non-Employee Director may elect to defer receipt of his or her Directors' Shares in accordance with such procedures as may from time to time be prescribed by the Committee. A deferral election shall be valid only if it is delivered prior to the first day of the calendar year in which the services giving rise to the Directors' Shares are to be performed (or such other date as the Committee may determine for the year in which an individual first becomes a Non-Employee Director). A Participant's deferral election shall become irrevocable as of the last date the deferral could be delivered or such earlier date as may be established by the Committee. A Non-Employee Director may revoke or change a deferral election at any time prior to the date the election becomes irrevocable, subject to such restrictions as the Committee may establish from time to time. Any such revocation or change shall be in a form and manner determined by the Committee. A Non-Employee Director's deferral election shall remain in effect and will apply to Directors' Shares in subsequent years unless and until the Director timely revokes the deferral election in accordance with such procedures as the Committee shall determine. The Committee may adopt procedures for the extension of any deferral period. If a valid deferral election is filed by a Non-Employee Director, Deferred Stock Units shall be credited as a bookkeeping entry in the name of the Non-Employee Director to an account maintained by the Corporation on the basis of one Deferred Stock Unit for each Directors' Share deferred. No shares of Common Stock shall be issued to the Non-Employee Director in respect of Deferred Stock Units at the time such shares would be issued absent such deferral. Shares of Common Stock shall be issuable to the Non-Employee Director in a lump sum upon the termination of services as a Non-Employee Director (but only if such termination constitutes a Separation from Service) or, if earlier, a specified date elected by the Non-Employee Director at the time of the deferral election. Dividend Equivalents shall be credited on Deferred Stock Units and distributed at the same time that shares of

Common Stock are delivered to a Non-Employee Director in settlement of the Deferred Stock Units. If a change in the ownership or effective control of the Corporation or in the ownership of a substantial portion of the assets of the Corporation occurs (as defined in Section 409A), Deferred Stock Units shall be settled on the date of such Change in Control by the delivery of shares of Common Stock.

32.   *Delivery of Shares.* Shares of Common Stock shall be issued to a Non-Employee Director at the time Directors' Shares are paid or Deferred Stock Units are settled by issuing a stock certificate, or making an appropriate entry in the Corporation's shareholder records, in the name of the Non-Employee Director, evidencing such share payment. Each stock certificate will bear an appropriate legend with respect to any restrictions on transferability, if applicable. A Non-Employee Director shall not have any rights of a stockholder with respect to Directors' Shares or Deferred Stock Units until such shares of Common Stock are issued and then only from the date of issuance of such shares. No adjustments shall be made for dividends, distributions or other rights for which the record date is prior to the date of issuance of the shares. No fractional shares shall be issued as Directors' Shares. The Committee may round the number of shares of Common Stock to be delivered to the nearest whole share.

H. CHANGE IN CONTROL

33.   *Change in Control.* Except as otherwise determined by the Committee at the time of grant and set forth in an Award Agreement, and notwithstanding any other provision of the Plan to the contrary, in the event that a Change in Control occurs and either (i) the surviving or acquiring corporation (or ultimate parent thereof) does not assume or continue an Award or substitute a similar Award (including, but not limited to an award to acquire the same consideration paid to the holders of Common Stock pursuant to the Change in Control) or (ii) an Award is so assumed, continued or substituted, but the Participant's employment or service is terminated (a) by the Corporation without Cause or, (b) for Participants at the level of senior vice president of Dover Corporation and above, by the Participant for Good Reason, in each case of (a) and (b), during the twenty-four (24)-month period following a Change in Control, and provided that, with respect to any Awards that are considered deferred compensation under Section 409A, the Participant's termination of employment or service also constitutes a Separation from Service, then:

(a)   any unvested or unexercisable portion of any Award carrying a right to exercise shall immediately become fully vested and exercisable;

(b)   the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an Award granted under the Plan shall lapse and such Award shall immediately be deemed fully vested and any performance conditions imposed with respect to such Award shall immediately be deemed to be achieved at the target performance level;

(c)   any Award other than Options or SSARs shall be settled (or paid) within thirty (30) days after the applicable vesting date (i.e., the date of the Change in Control or the date of termination, as applicable); and

(d)   any Options and SSARs outstanding shall be exercisable for their full term.

For purposes of this Paragraph 33, an Award shall be considered assumed or substituted if, following the Change in Control, the Award is of substantially comparable value and remains subject to the same terms and conditions that were applicable to the Award immediately prior to the Change in Control except that, performance conditions may be deemed achieved at the greater of target or actual level of performance (determined as of the date of the Change in Control) and, if the Award relates to shares of Common Stock, the Award may be converted or modified to instead confer the right to receive shares of publicly-traded common stock of the surviving or acquiring entity (or ultimate parent thereof) or such other security or entity as may be determined by the Committee prior to the Change in Control. Notwithstanding the foregoing, in connection with a Change in Control, the Committee may, in its discretion, (x) accelerate the vesting or exercisability of, or remove any restrictions, limitations, payment and forfeiture conditions relating to any Award, (y) provide that any Award may be cancelled in return for the receipt of cash equal to the amount of consideration holders of Common Stock receive in respect of shares of Common Stock, or (z) cancel any Options or SSARs with an exercise price equal to or greater than the Fair Market Value of consideration received by stockholders in the Change in Control in respect of a share of Common Stock. The Committee may take different actions with respect to vested and unvested portions of an Award. Payments and settlement under this Paragraph 33 may be delayed to the same extent that payment of consideration to holder of Common Stock in connection with

the Change in Control is delayed as a result of escrows, earn outs, holdbacks or any other contingent payments or events. With respect to any Award that is considered deferred compensation under Section 409A, any settlement or payment under this Paragraph 33 with respect to such Award shall not be made or occur until such time that such settlement or payment does not cause the Award to be subject to adverse tax consequences under Section 409A.

I. GENERAL PROVISIONS

34.   *Legal Compliance.*

(a)   *Section 16(b) of the Exchange Act.* All elections and transactions under this Plan by persons subject to Section 16 of the Exchange Act involving shares of Common Stock are intended to comply with any applicable exemptive condition under Rule 16b-3 and the Committee shall interpret and administer these guidelines in a manner consistent therewith. The Committee may establish and adopt electronic or other administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of this Plan and the transaction of business hereunder. If an officer or Director (as defined in Rule 16a-1) is designated by the Committee to receive an Award, any such Award shall be deemed approved by the Committee and shall be deemed an exempt purchase under Rule 16b-3. Any provisions in this Plan or an Award Agreement inconsistent with Rule 16b-3 shall be inoperative and shall not affect the validity of this Paragraph 34(a). Notwithstanding anything herein to the contrary, if the grant of any Award or the payment of a share of Common Stock with respect to an Award or any election with regard thereto results or would result in a violation of Section 16(b) of the Exchange Act, any such grant, payment or election shall be deemed to be amended to comply therewith, and to the extent such grant, payment or election cannot be amended to comply therewith, such grant, payment or election shall be immediately canceled and the Participant shall not have any rights thereto.

(b)   *Securities Laws.* The grant of Awards and the issuance of shares of Common Stock pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state, and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Common Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (i) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award or (ii) the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Corporation to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Corporation's legal counsel to be necessary to the lawful issuance and sale of any shares hereunder shall relieve the Corporation of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Common Stock, the Corporation may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Corporation.

(c)   *Registration.* The Corporation will stamp stock certificates delivered to the shareholder with an appropriate legend if the shares of Common Stock are not registered under the Securities Act, or are otherwise not free to be transferred by the Participant and will issue appropriate stop-order instructions to the transfer agent for the Common Stock, if and to the extent such stamping or instructions may then be required by the Securities Act or by any rule or regulation of the Securities and Exchange Commission issued pursuant to the Securities Act.

(d)   *Blackout Period.* Options and SSARs may not be exercised during any period prohibited by the Corporation's stock trading policies or applicable securities laws. A Participant may not sell any shares acquired under the Plan during any period prohibited by the Corporation's stock trading policies.

35.   *Withholding Taxes.* Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for purposes of applicable taxes, pay to the Corporation, or make arrangements satisfactory to the Corporation regarding payment of, an amount in respect of such taxes up to the maximum statutory rates in the Participant's applicable jurisdiction with respect to the Award, as determined by the Corporation. The obligations of the Corporation under the Plan shall be conditional on the making of such payments or arrangements, and the Corporation shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award, the Corporation shall have the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto as determined by

the Corporation. Whenever shares of Common Stock or property other than cash are to be delivered pursuant to an Award, the Corporation shall have the right to (i) require the Participant to remit to the Corporation in cash an amount sufficient to satisfy any related taxes to be withheld and applied to the tax obligations as determined by the Corporation, (ii) withhold from delivery of shares of Common Stock or other property, or (iii) accept delivery of already owned unrestricted shares of Common Stock, in each case in the sole and absolute discretion of the Committee. The shares of Common Stock withheld or accepted as payment for taxes must have a value not exceeding the applicable taxes to be withheld, determined based on the greatest withholding rates for federal, state, foreign and/or local tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment with respect to such Award, as determined by the Corporation. For purposes of this Paragraph 35, shares of Common Stock shall be valued at their Fair Market Value on the date on which the amount of tax to be withheld is determined and any fractional share amounts resulting therefrom shall be settled in cash (or in accordance with such other administrative procedures as determined by the Committee). The Corporation may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Award as determined by the Corporation.

36.   *Effect of Recapitalization or Reorganization.* The obligations of the Corporation with respect to any grant or Award under the Plan shall be binding upon the Corporation, its successors or assigns, including any successor or resulting corporation either in liquidation or merger of the Corporation into another corporation owning all the outstanding voting stock of the Corporation or in any other transaction whether by merger, consolidation or otherwise under which such succeeding or resulting corporation acquires all or substantially all the assets of the Corporation and assumes all or substantially all its obligations.

37.   *Employment Rights and Obligations.* Neither the making of any grant or Award under the Plan, nor the provisions related to a Change in Control of the Corporation or a Person seeking to effect a change in control of the Corporation, shall alter or otherwise affect the rights of the Corporation to change any and all the terms and conditions of employment of any Participant including, but not limited to, the right to terminate such Participant's employment. Neither this Plan nor the grant of any Award hereunder shall give any Participant any right with respect to continuance of employment by the Corporation or any Affiliate, nor shall they be a limitation in any way on the right of the Corporation or any Affiliate by which an employee is employed to terminate his or her employment at any time. The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

38.   *Rights as a Stockholder.* A Participant shall have no rights as a stockholder with respect to any shares of Common Stock covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Corporation or of a duly authorized transfer agent of the Corporation). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided with respect to Dividend Equivalents or as provided in the Plan or an Award Agreement.

39.   *Non-Competition*.

(a)   *Non-Competition Restrictions.* Except as otherwise determined by the Committee or provided in an Award Agreement, the enhanced benefits of any Retirement provided to a Participant, unless such benefits are waived in writing by the Participant, shall be subject to the provisions of this Paragraph 39. Any Participant who is the beneficiary of any such Retirement shall be deemed to have expressly agreed not to engage, directly or indirectly in any capacity, in any business in which the Corporation or any Affiliate at which such Participant was employed at any time in the three (3) years immediately prior to termination of employment was engaged, as the case may be, in the geographic area in which the Corporation or such Affiliate actively carried on business at the end of the Participant's employment there, for the period with respect to which such Retirement affords the Participant enhanced benefits, which period shall be, (a) with respect to Options or SSARs, the additional period allowed the Participant for the vesting and exercise of Options or SSARs outstanding at termination of employment, (b) with respect to Restricted Stock or Restricted Stock Unit Awards, the period remaining after the Participant's termination of employment until the end of the original Restricted Period for such Award, and (c) with respect to Cash Performance Awards and Performance Shares Awards granted under the Plan, the period until the payment date following the end of the last applicable Performance Period.

(b)   *Breach.* In the event that a Participant shall fail to comply with the provisions of this Paragraph 39, the treatment upon Retirement shall be automatically rescinded and the Participant shall forfeit the enhanced benefits referred to above and shall

return to the Corporation the economic value theretofore realized by reason of such benefits as determined by the Committee. If the provisions of this Paragraph 39 or the corresponding provisions of an Award shall be unenforceable as to any Participant, the Committee may rescind the benefits of any such Retirement with respect to such Participant.

(c)   *Other Termination.* The Committee may, in its discretion, adopt such other non-competition restrictions applicable to Awards as it deems appropriate from time to time.

(d)   *Revision.* If any provision of this Paragraph 39 or the corresponding provisions of an Award is determined by a court to be unenforceable because of its scope in terms of geographic area or duration in time or otherwise, the Corporation and the Participant agree that the court making such determination is specifically authorized to reduce the duration and/or geographical area and/or other scope of such provision and, in its reduced form, such provision shall then be enforceable; and in every case the remainder of this Paragraph 39, or the corresponding provisions of an Award, shall not be affected thereby and shall remain valid and enforceable, as if such affected provision were not contained herein or therein.

40.   *Clawback.* Awards shall be subject to such clawback requirements and policies as may be required by applicable laws or policies of the Corporation as in effect from time to time.

41.   *Amendment.* Except as expressly provided in the next sentence and Paragraph 42, the Board may amend the Plan in any manner it deems necessary or appropriate (including any of the terms, conditions or definitions contained herein), or terminate the Plan at any time; provided, however, that any such termination will not affect the validity of any Awards previously made under the Plan. Without the approval of the Corporation's shareholders, the Board cannot: (a) increase the maximum number of shares covered by the Plan or change the class of employees eligible to receive any Awards; (b) extend beyond 120 months from the date of the grant the period within which an Option or SSAR may be exercised; (c) make any other amendment to the Plan that would constitute a modification, revision or amendment requiring shareholder approval pursuant to any applicable law or regulation or rule of the principal exchange on which the Corporation's shares are traded, or (d) change the class of persons eligible to receive ISOs.

42.   *No Repricing Without Shareholder Approval.* Without the approval of the Corporation's shareholders, the Committee cannot approve either (i) the cancellation of outstanding Options or SSARs with an exercise or base price in excess of the Fair Market Value of a share of Common Stock in exchange for cash or the grant in substitution therefor of new Awards having a lower exercise or base price or (ii) the amendment of outstanding Options or SSARs to reduce the exercise price or base price thereof, except as provided in Paragraph 5(b) or Paragraph 33 with respect to a Change in Control. This limitation shall not be construed to apply to "issuing or assuming an Option in a transaction to which Section 424(a) applies," within the meaning of Section 424 of the Code.

43.   *Unfunded Plan.* This Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments as to which a Participant has a fixed and vested interest but that are not yet made to a Participant by the Corporation, nothing contained herein shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Corporation.

44.   *Other Plans.* Nothing contained in this Plan shall prevent the Committee from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

45.   *Other Benefits.* No Award payment under this Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Corporation or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

46.   *Death/Disability.* Subject to local laws and procedures, the Committee may request appropriate written documentation from a trustee or other legal representative, court, or similar legal body, regarding any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before such representative shall be entitled to act on behalf of the Participant and before a beneficiary receives any or all of such benefit. The Committee may also require any person seeking payment of benefits upon a Participant's Disability to furnish proof of such Disability.

47.   *Successors and Assigns.* This Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate.

48. *Headings and Captions.* The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

49. *Section 409A.*

(a) *General.* The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, the Participant shall not be considered to have terminated employment or service with the Corporation for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a Separation from Service from the Corporation and its Affiliates. Any payments described in the Plan that are due within the "short term deferral period" as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A. The Corporation makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

(b) *Specified Employees.* Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Corporation or any of its Affiliates) are payable upon a Separation from Service to a "specified employee" of the Corporation at the relevant date, as such term is defined in Section 409A(a)(2)(B)(i), and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A, the settlement and payment of such awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such Separation from Service (or death, if earlier).

(c) *No Liability.* Notwithstanding anything to the contrary contained herein, neither the Corporation nor any of its Affiliates shall be responsible for, or required to reimburse or otherwise make any Participant whole for, any tax or penalty imposed on, or losses incurred by, any Participant that arises in connection with the potential or actual application of Section 409A to any Award granted hereunder.

50. *Governing Law.* The Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware (regardless of the law that might otherwise govern under applicable Delaware principles of conflict of laws).

51. *Effective Date and Term of the Plan.* The Plan was adopted by the Board on February 12, 2021 and shall become effective on the date that it is approved by the shareholders of the Corporation in accordance with the requirements of the Corporation's Certificate of Incorporation and the laws of the State of Delaware (the "Effective Date"). No Award shall be granted pursuant to this Plan on or after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.



DOVER CORPORATION
3005 HIGHLAND PARKWAY
DOWNERS GROVE, IL 60515

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on May 6, 2021 for shares held directly and by 11:59 p.m. Eastern Time on May 4, 2021 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on May 6, 2021 for shares held directly and by 11:59 p.m. Eastern Time on May 4, 2021 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D37658-P52741-Z79476

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DOVER CORPORATION

The Board of Directors recommends a vote **FOR** each director under Item 1:

1. Election of Directors

		For	Against	Abstain
1a.	Deborah L. DeHaas	☐	☐	☐
1b.	H. J. Gilbertson, Jr.	☐	☐	☐
1c.	K. C. Graham	☐	☐	☐
1d.	M. F. Johnston	☐	☐	☐
1e.	E. A. Spiegel	☐	☐	☐
1f.	R. J. Tobin	☐	☐	☐
1g.	S. M. Todd	☐	☐	☐
1h.	S. K. Wagner	☐	☐	☐
1i.	K. E. Wandell	☐	☐	☐
1j.	M. A. Winston	☐	☐	☐

The Board of Directors recommends a vote **FOR** Items 2, 3 and 4:

		For	Against	Abstain
2.	To adopt the Dover Corporation 2021 Omnibus Incentive Plan.	☐	☐	☐
3.	To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021.	☐	☐	☐
4.	To approve, on an advisory basis, named executive officer compensation.	☐	☐	☐

The Board of Directors recommends a vote **AGAINST** Item 5:

		For	Against	Abstain
5.	To consider a shareholder proposal regarding the right to allow shareholders to act by written consent.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,
BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting are available through 11:59 PM Eastern Time
the day before the annual meeting date.

Your Internet or telephone vote authorizes the named proxies to vote these shares in the
same manner as if you marked, signed and returned your proxy card.

INTERNET http://www.proxyvote.com Use the Internet to vote your proxy. Have your proxy card in hand when you access the website.	**OR**	**TELEPHONE** 1 800 690 6903 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or telephone, you do NOT need to mail back your proxy card.
To vote by mail, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

PROXY
DOVER CORPORATION
PROXY SOLICITED BY BOARD OF DIRECTORS FOR ANNUAL MEETING
MAY 7, 2021

The undersigned hereby appoints Richard J. Tobin, Brad M. Cerepak and Ivonne M. Cabrera, and each of them, as the undersigned's proxy or proxies, each with full power of substitution, to vote all shares of Common Stock of Dover Corporation which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held in Downers Grove, IL on May 7, 2021 at 9:00 A.M., local time, and any adjournments thereof, as fully as the undersigned could if personally present, upon the proposals set forth on the reverse side hereof, revoking any proxy or proxies heretofore given. For participants in the Company's Retirement Savings Plan, this proxy will govern the voting of stock held for the account of the undersigned in the Plan.

IMPORTANT - You have the option of voting these shares by returning the enclosed proxy card, voting via Internet or by using a toll-free telephone number above and on the reverse side. On the reverse side of this proxy card are instructions on how to vote via the Internet or by telephone. If you vote by either of these methods, your vote will be recorded as if you mailed in your proxy card. If you vote by returning this proxy card, you must sign and date this proxy on the reverse side.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE ON THE REVERSE SIDE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED ON THE REVERSE SIDE, AND FOR PROPOSALS 2, 3 AND 4 AND AGAINST PROPOSAL 5.

Continued and to be signed on reverse side